   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 15, 1999


                                                  REGISTRATION NO. 333-87717
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                                NETRATINGS, INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                                            7389                    77-0461990
 (State or other jurisdiction                            (Primary Standard          (I.R.S. Employer
              of                                            Industrial            Identification No.)
incorporation or organization)                      Classification Code number)

                         ------------------------------

                         830 HILLVIEW COURT, SUITE 225
                           MILPITAS, CALIFORNIA 95035
                                 (408) 957-0699
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                         ------------------------------

                                 DAVID J. TOTH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                NETRATINGS, INC.
                         830 HILLVIEW COURT, SUITE 225
                           MILPITAS, CALIFORNIA 95035
                                 (408) 957-0699

      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

         DENNIS C. SULLIVAN, ESQ.                          RICHARD A. BOEHMER, ESQ.
        PAUL A. BLUMENSTEIN, ESQ.                         GEOFFREY J. SPOLYAR, ESQ.
          CHIRAG V. KARIA, ESQ.                             O'MELVENY & MYERS LLP
     GRAY CARY WARE & FREIDENRICH LLP                       400 SOUTH HOPE STREET
           400 HAMILTON AVENUE                        LOS ANGELES, CALIFORNIA 90071-2899
     PALO ALTO, CALIFORNIA 94301-1825                           (213) 430-6000
              (650) 833-2000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this registration statement.
                           --------------------------

    If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / ______

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / ______

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / ______

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------

    The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to
Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. The Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                Subject to Completion, dated November 15, 1999.


PROSPECTUS

                                4,000,000 SHARES

                               [NETRATINGS LOGO]

                                  COMMON STOCK

          ------------------------------------------------------------

    This is our initial public offering of shares of common stock. We are offering 4,000,000 shares. No public market currently exists for our shares.

    We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "NTRT." We expect the public offering price to be between $12.00 and $14.00 per share.


    In connection with this offering, Nielsen Media Research, Inc. has agreed to exercise its right to purchase additional shares of common stock such that, after completion of this offering and the purchase of additional shares by Nielsen Media Research, our officers and directors and their affiliates, including our majority shareholder Nielsen Media Research, will beneficially own approximately 81.5% of our outstanding shares in the aggregate. The purchase by Nielsen Media Research is subject to compliance with applicable federal antitrust laws.



    INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 8.


                                                                 Per
                                                                Share       Total
                                                              ---------   ---------
Public Offering Price.......................................  $           $

Underwriting Discount.......................................  $           $

Proceeds to NetRatings......................................  $           $

    We have granted the underwriters a 30-day option to purchase up to 600,000 additional shares of common stock on the same terms and conditions as set forth above solely to cover over-allotments, if any.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Lehman Brothers expects to deliver the shares on or about            , 1999.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

          BANC OF AMERICA SECURITIES LLC

                    CIBC WORLD MARKETS


                              C.E. UNTERBERG, TOWBIN



                                         FIDELITY CAPITAL MARKETS
                                                    A DIVISION OF NATIONAL
                                                FINANCIAL SERVICES CORPORATION


         , 1999

[inside front cover]

[NETRATINGS LOGO]


NetRatings, working with Nielsen Media Research, provides audience research on how people are using the Internet.



    The Nielsen//NetRatings-branded services:



    - Use industry-accepted research methodology developed by Nielsen Media Research



    - Collect Internet usage data in real time from over 37,000 panel members



    - Report audience profiles of site visits, advertising, and e-commerce activity



    - Deliver information daily, weekly and monthly



    - Provide market research and trend analysis on Internet sectors and companies



[Logo: Nielsen Media Research]



[Graphic: Global sphere showing users accessing Internet. Illustration: tracking/gathering of market intelligence translated into online reports and market analysis studies.]


[inside spread]

INFORMATION QUALITY FOR NEW MEDIA [IQ button graphic]


    - Panel research methodology and practices are based on industry-accepted Random Digit Dialing.



    - Representative sample of the Internet user population addresses the industry demand for accurate and reliable data.



REAL-TIME INTERNET MEASUREMENT COLLECTION



    - NetRatings' proprietary technology captures comprehensive data about site, advertising and e-commerce user activity as it occurs and simultaneously transmits it to our database.


    - Daily, weekly and monthly reports are available online via a flexible, easy-to-use interface.


[Screen shots: BannerTrack screen and Top Sites Report screen with Demographic Report screen overlap.]



[Caption:] BannerTrack reports provide advertisers, site publishers and media planners with ad banner information for use in competitive research, media buying/selling and creative analysis.



[Caption:] Drill down capability: Clicking on the unique audience for a site instantly brings up the detailed demographics for the site's visitors.


ANALYTICAL SERVICES


    - E-commerce and Internet Investment Strategies services provide the market intelligence required for companies to make business-critical decisions.



    - Trend analysis of emerging sectors and companies based on Internet activity information.



[Screen shots: Commerce Data report, Spotlights report]



[Photo: E-commerce and Investment Trend Books]



    [Logo: Nielsen Media Research] Through the combination of our Internet measurement software and audience measurement panels recruited by Nielsen Media Research using its proprietary panel methodology based on Random Digit Dialing, we have developed and delivered Nielsen// NetRatings-branded research services to over 170 customers.

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary...................         3
Risk Factors.........................         8
Use of Proceeds......................        22
Dividend Policy......................        22
Capitalization.......................        23
Dilution.............................        25
Selected Financial Data..............        27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................        28
Business.............................        36



Management...........................        54
                                         PAGE
                                         ----
Related Party Transactions...........        63
Principal Stockholders...............        67
Description of Capital Stock.........        70
Shares Eligible for Future Sale......        73
Underwriting.........................        75
Legal Matters........................        77
Experts..............................        77
Where You Can Find More Information..        78
Index to Financial Statements........       F-1


                             ABOUT THIS PROSPECTUS

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

    This preliminary prospectus is subject to completion prior to this offering.

    Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continue," "could," "estimate," "expects," "intends," "may," "plans," "seeks," "should," or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the factors discussed under "Risk Factors."

    NetRatings, NetRatings Insight, NetRatings Online Observer, BannerTrack and CommerceTrack are trademarks for which we have applied for registration in the United States. Other trademarks and trade names appearing in this prospectus are the property of their respective holders.

    Until             , 1999, all dealers selling shares of the common stock,
whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.


    EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THE OPTION GRANTED BY NETRATINGS TO PURCHASE ADDITIONAL SHARES IN THIS OFFERING, THAT WE SELL 8,382,844 SHARES OF COMMON STOCK TO NIELSEN MEDIA RESEARCH IN A PRIVATE PLACEMENT CLOSING CONCURRENTLY WITH THE COMPLETION OF THIS OFFERING, THAT NIELSEN MEDIA RESEARCH EXERCISES WARRANTS TO PURCHASE 6,553,054 OF COMMON STOCK IMMEDIATELY FOLLOWING THE COMPLETION OF THIS OFFERING, THAT AN ADDITIONAL 177,726 SHARES OF SERIES B PREFERRED STOCK ARE ISSUED TO HOLDERS OF OUR SERIES B PREFERRED STOCK UPON THE EXERCISE OF WARRANTS FOR WHICH WE HAVE RECEIVED EXERCISE NOTICES TO DATE, THAT ALL OF OUR OUTSTANDING PREFERRED STOCK IS CONVERTED INTO COMMON STOCK UPON THE CLOSING OF THIS OFFERING, AND THAT A ONE-FOR-TWO REVERSE SPLIT OF OUR COMMON STOCK IS EFFECTED BEFORE THE COMPLETION OF THIS OFFERING.


                                   NETRATINGS


    We provide Internet audience measurement information and analysis. Our products and services enable our customers to make informed business-critical decisions regarding their Internet strategies. We deliver accurate and timely Internet audience information, collected from a representative sample of Internet users, and augment this information with detailed, flexible reporting and analysis. In order to provide our customers with the highest-quality products and services, we have formed strategic relationships with Nielsen Media Research, the leading source of television audience measurement and related services in the United States and Canada, and ACNielsen, a leading provider of market research information and analysis to the consumer products and services industries. Through these relationships, we gain access to these companies' proprietary sampling methodologies and marketing capabilities. Through our relationship with Nielsen Media Research, we currently market our products and services under the Nielsen//NetRatings brand in the U.S., Canada and Japan. In addition, through our joint venture with ACNielsen, we intend to offer Nielsen//NetRatings-branded Internet audience measurement services, based on data collected from foreign-based panels of Internet users. We currently have more than 170 customers, including leading e-commerce companies, advertising agencies, media companies, Internet companies and financial institutions.



    We were incorporated in July 1997, began offering Internet audience measurement services in March 1998 and began offering services under the Nielsen//NetRatings brand in the quarter ended March 31, 1999. Accordingly, our operating history and revenues derived from operations are limited. We incurred net losses of $3.9 million for the year ended December 31, 1998 and $10.7 million for the nine months ended September 30, 1999, and as of September 30, 1999, we had an accumulated deficit of $16.3 million. We will continue to incur significant capital and operating expenses over the next several years in connection with our planned marketing efforts and expansion, and we expect to continue to incur operating losses for the foreseeable future.


    As the Internet evolves and online advertising and electronic commerce continue their dramatic growth, companies conducting business online are continually challenged to define and reach their target audiences and to develop increasingly sophisticated online business strategies. At the same time, the Internet presents advertisers and online businesses with a unique global opportunity to both target prospective consumers and to measure the return on their advertising or marketing investment. Internet users visiting the same Web page at the same moment can be presented with different advertisements based on their Internet usage behavior. The Internet also makes it possible for an advertiser or e-commerce company to track how its audience interacts with a banner advertisement or an e-commerce site.

    The unique dynamics of the Internet require that online market participants understand their markets and quickly recognize and adapt to changing conditions in their particular industries. In order to remain competitive, these online companies demand detailed audience measurement information and analysis that will enable them to make informed business decisions in a timely manner. We believe that our product and service offering meets the needs of this market by providing the following benefits:



    - ESTABLISHED SAMPLING METHODOLOGIES. Through our strategic relationships with Nielsen Media Research and ACNielsen, we provide independent information using established sampling methodologies to create statistically-representative groups of Internet users, referred to as panels.



    - PROPRIETARY MEASUREMENT TECHNOLOGY. Our proprietary activity tracking and data collection software gathers comprehensive and detailed information regarding Internet site and advertising activity as it occurs, in real time, and simultaneously transmits it over the Internet to our database.


    - POWERFUL, FLEXIBLE REPORTING SYSTEMS. We provide a variety of daily, weekly and monthly reports that can be modified by our customers, enabling them to easily manipulate data to meet specific information requirements.


    - MEANINGFUL ANALYSIS. We augment audience behavior information with meaningful analysis delivered on a daily, weekly or monthly basis, enabling our customers to take decisive strategic actions.



    - COMPATIBLE, PORTABLE ARCHITECTURE. All of our information is collected using proprietary software that is compatible with devices that operate on a Java-enabled platform permitting integration with many new Internet access devices.


    Our objective is to become the standard for Internet audience measurement and the worldwide leader in Internet market research. The key elements of our strategy include:


    - leveraging our strategic relationships by utilizing established audience sampling methodologies developed by Nielsen Media Research and ACNielsen and capitalizing on the brand recognition of these companies under the Nielsen//NetRatings brand;


    - increasing the size, scope and number of our audience measurement panels to enable us to offer more detailed and accurate information and analysis;

    - developing additional products, such as new types of reports or analytical services, to better enable our customers to evaluate Internet audience behavior as such behavior rapidly evolves, and entering new markets, such as analysis of business-to-business e-commerce activity, as their significance in the overall Internet marketplace increases;

    - expanding the Nielsen//NetRatings brand internationally to enable us to reach the large proportion of Internet users and Internet-related businesses that reside outside the U.S. and Canada; and

    - positioning ourselves to capitalize on the convergence of television and the Internet by capturing and analyzing Internet audience behavior on devices that deliver both Internet and television content, as well as Internet audience behavior involving combined Internet content and television programming.

    Our market is highly-competitive, and we face the risk that another company's Internet audience measurement service will become the accepted standard for Internet audience measurement services. Our future success is subject to other significant risks and uncertainties, including the following:

    - We may not be successful in managing future growth of our business;

    - The Internet may not achieve broad acceptance as an effective advertising medium;

    - Nielsen Media Research may fail to maintain the quality of its audience sampling methodologies; and


    - We may not be successful in expanding our services to include measurement of audience behavior on new types of Internet access devices or at-work Internet audience behavior.



    We formed our joint venture with ACNielsen in September 1999. ACNielsen has an 80.1% ownership interest in the joint venture, and we have a 19.9% interest. ACNielsen has agreed to fund all of the venture's initial panel development costs. After this initial stage, we may be required to either contribute additional capital to the joint venture or to allow ACNielsen to dilute our ownership interest by making such capital contributions unilaterally. Our plans to expand internationally are substantially dependent on this joint venture. If we encounter significant problems in our working relationship with ACNielsen, or if the joint venture is ineffectively managed, our international expansion is likely to fail.



    Nielsen Media Research has elected to exercise its right to purchase additional shares of our common stock in a private placement closing concurrently with the completion of this offering or as soon thereafter as practicable following expiration or early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, at the initial public offering price, in an amount such that Nielsen Media Research will own 52% of our issued and outstanding common stock as of the closing of this offering, assuming the exercise of all outstanding options and warrants, including the underwriters' over-allotment option. Nielsen Media Research has also advised us that it intends to exercise its warrants to purchase 6,553,054 shares following this offering, at a weighted average exercise price of $7.75 per share, based on an assumed initial public offering price of $13.00 per share. We have agreed that, after the exercise of these warrants, we will elect a number of Nielsen Media Research representatives to our board of directors such that its representatives will constitute a majority of our board. The number of shares to be purchased by Nielsen Media Research will be increased to the extent that, at the time the purchase is consummated, Nielsen Media Research would own less than a majority of our then-oustanding common stock, assuming the exercise of all outstanding options and warrants. After its purchase of additional shares, Nielsen Media Research, as a majority stockholder, will have the ability to control the election of our entire board of directors, and our directors, officers and their affiliates, together with Nielsen Media Research, will beneficially own approximately 81.5% of our outstanding common stock.


    Our principal executive offices are located at 830 Hillview Court, Suite 225, Milpitas, CA 95035. Our telephone number is (408) 957-0699. We were incorporated in Delaware on July 2, 1997. Our Web site address is www.netratings.com. Information on our Web site does not constitute part of this prospectus.

                                  THE OFFERING


Common stock offered by NetRatings...................  4,000,000 shares

Common stock to be outstanding after the offering....  29,543,570 shares

Use of proceeds......................................  For general corporate purposes, including working capital and capital expenditures. See
                                                       "Use of Proceeds."

Proposed Nasdaq National Market symbol...............  NTRT



    The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of September 30, 1999, 8,382,844 shares to be issued and sold in a private placement to Nielsen Media Research concurrently with the completion of this offering or as soon thereafter as practicable following expiration or early termination of the Hart-Scott-Rodino waiting period, 6,553,054 shares that are issuable pursuant to warrants expected to be exercised by Nielsen Media Research following the completion of this offering, and 88,863 shares expected to be issued upon the exercise of warrants immediately prior to the completion of this offering and excludes:



    - 3,410,000 shares issuable under our 1998 Stock Plan, consisting of:


       - 1,722,000 shares issuable upon exercise of options outstanding as of September 30, 1999, with a weighted average exercise price of $2.04 per share;


       - 831,600 shares issuable upon exercise of options issued subsequent to September 30, 1999, with a weighted-average exercise price of $9.73 per share; and



       - 856,400 shares available for future grants;


    - 83,468 shares issuable upon the exercise of warrants outstanding as of September 30, 1999, at a weighted average exercise price of $1.15 per share;

    - 43,293 shares issuable upon exercise of a warrant issued subsequent to September 30, 1999, with an exercise price of $6.24 per share; and

    - 250,000 shares available for issuance under our 1999 Employee Stock Purchase Plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table summarizes financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The financial results for the nine months ended September 30, 1998 are unaudited.

                                                                                    NINE MONTHS ENDED
                                          PERIOD FROM JULY 2,     YEAR ENDED          SEPTEMBER 30,
                                          1997 (INCEPTION) TO    DECEMBER 31,    -----------------------
                                           DECEMBER 31, 1997         1998           1998         1999
                                          --------------------   -------------   ----------   ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.................................         $    --            $   237       $   132      $ 1,486
Gross profit (loss).....................              --               (824)         (230)      (2,783)
Loss from operations....................          (1,787)            (3,768)       (2,301)     (10,645)
Net loss................................          (1,781)            (3,879)       (2,358)     (10,670)
Basic and diluted net loss per common
  share.................................         $ (2.03)           $ (2.78)      $ (1.79)     $ (5.19)
Shares used to compute basic and diluted
  net loss per common share.............             878              1,393         1,320        2,056
Pro forma basic and diluted net loss per
  common share..........................                            $ (1.67)      $ (1.04)     $ (2.31)
Shares used to compute pro forma basic
  and diluted net loss per common
  share.................................                              2,319         2,270        4,626


    The following table provides a summary of our balance sheet as of September 30, 1999. The as adjusted column reflects:



    - the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $13.00 per share, after deducting the estimated underwriting discount and offering expenses;



    - the sale of the 8,382,844 shares to be sold to Nielsen Media Research concurrently with the completion of this offering;



    - the exercise of warrants by Nielsen Media Research to purchase 6,553,054 shares of common stock;



    - the exercise of warrants to purchase 177,726 shares of Series B redeemable convertible preferred stock and the automatic conversion of those shares into 88,863 shares of common stock; and



    - the conversion of 14,677,952 shares of redeemable convertible preferred stock, which are currently outstanding, into 6,626,476 shares of common stock.



                                                              AS OF SEPTEMBER 30, 1999
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $28,650       $235,881
Working capital.............................................     24,262        231,493
Total assets................................................     31,086        238,317
Current amounts due to Nielsen Media Research...............      2,164          2,164
Long-term debt and capital lease obligations, less current
  portion...................................................        320            320
Total stockholders' equity (deficit)........................    (10,728)       232,246

                                  RISK FACTORS

    ANY INVESTMENT IN OUR COMMON STOCK INVOLVES A SIGNIFICANT DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS WOULD BE HARMED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

WE HAVE INCURRED LOSSES SINCE INCEPTION AND WE MAY BE UNABLE TO ACHIEVE PROFITABILITY

    We have experienced operating losses in each quarterly and annual period since inception. We incurred net losses of $3.9 million for the year ended December 31, 1998 and $10.7 million for the nine months ended September 30, 1999, and as of September 30, 1999, our accumulated deficit was $16.3 million. We intend to make significant expenditures related to panel development and maintenance, marketing, hiring of additional personnel and further development of our technology and infrastructure. As a result, we will need to generate significant revenue to achieve and maintain profitability. Although our revenue has grown in recent periods, we may not be able to achieve significant revenue growth in the future. Our operating results for future periods are subject to numerous uncertainties, and we may not achieve sufficient revenue to become profitable.

OUR LIMITED OPERATING HISTORY IN THE EVOLVING MARKET FOR INTERNET AUDIENCE MEASUREMENT INCREASES THE POSSIBILITY THAT THE VALUE OF YOUR INVESTMENT WILL DECLINE

    We were incorporated in July 1997 and did not start generating revenue until the quarter ended March 31, 1998. We introduced our Nielsen//NetRatings Internet audience measurement service in the quarter ended March 31, 1999. Accordingly, we are still in the early stages of development and have only a limited operating history upon which you can evaluate our business. You should evaluate our likelihood of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with an early-stage business in an evolving market, many of which may be beyond our control, including:

    - the risk that a competing company's Internet audience measurement service will become the accepted standard for Internet audience measurement;

    - our potential inability to successfully manage any significant growth we achieve in the future;

    - our potential inability to develop our brand; and

    - the risks associated with our international expansion.

FLUCTUATIONS IN OUR QUARTERLY REVENUES AND OPERATING RESULTS MIGHT LEAD TO REDUCED PRICES FOR OUR STOCK

    Due to our limited operating history and the evolving nature of the market in which we compete, our future revenue is difficult to forecast. Factors that may cause fluctuations in our revenues or operating results on a quarterly basis include the following, many of which are beyond our control:

    - the amount and timing of operating costs and capital expenditures related to the expansion of our business;

    - the amount and timing of costs related to changes in the size or composition of our panel, particularly as a result of turnover among panel members;

    - changes in demand for our products and services due to the announcement or introduction of new products and services by us or our competitors;

    - changes in the pricing of our products and services in light of the services and pricing offered by our competitors;

    - the impact of possible acquisitions both on our operations and on our reported operating results due to associated accounting charges; and

    - technical difficulties or service interruptions that significantly harm our ability to deliver our products and services on schedule.

BECAUSE OUR EXPENSE LEVELS ARE BASED IN LARGE PART ON OUR ESTIMATES OF FUTURE REVENUES, AN UNEXPECTED SHORTFALL IN REVENUE WOULD SIGNIFICANTLY HARM OUR OPERATING RESULTS

    Our expense levels are based largely on our investment plans and estimates of future revenue. We may be unable to adjust our spending to compensate for an unexpected shortfall in revenue. Accordingly, any significant shortfall in revenue relative to our planned expenditures in a particular quarter would harm our results of operations and could cause our stock price to fall sharply, particularly following quarters in which our operating results fail to meet the expectations of securities analysts or investors.

THE MARKET FOR INTERNET AUDIENCE MEASUREMENT AND ANALYSIS IS HIGHLY COMPETITIVE, AND IF WE CANNOT COMPETE EFFECTIVELY, OUR REVENUES WILL DECLINE


    The market for Internet audience measurement and analysis is new, rapidly evolving and becoming increasingly competitive. In the market for Internet audience measurement services, our principal competitor is Media Metrix, which we believe to be the leading provider of Internet audience measurement services, based on annual revenues. We are not aware of any other significant competitors in this market, although we expect competition to intensify in the future. With respect to the provision of analytical services, we compete with companies such as Forrester Research, Gartner Group and Jupiter Communications that provide Internet market research and industry analysis based on data derived from surveys.


    We believe that the market for Internet audience measurement services will eventually gravitate toward a uniform standard, based on data collected by a single service provider, that will allow companies to make meaningful decisions regarding online advertising. We therefore believe that one leading provider is likely to emerge in the market for Internet audience measurement services. Media Metrix has provided Internet audience measurement services since 1995 and, as the "first mover" in this market, has a head start in becoming the industry standard for such services.

    We believe that the principal competitive factors in our market are:

    - the development of independent, reliable measurement panels that are representative of the entire target audience;

    - the timeliness of reported results;

    - the breadth and depth of measurement services offered and their flexibility and ease of use;

    - the ability to provide quality analytical services derived from Internet audience measurement information;

    - the ability to offer products and services in international markets; and

    - pricing.

    Most of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial and marketing resources than we have. In addition, some of our competitors may be able to:

    - devote greater resources to marketing and promotional campaigns;

    - adopt more aggressive pricing policies; or

    - devote more resources to technology and systems development.

In light of these factors, we may be unable to compete successfully in our market.

WE ARE DEPENDENT ON NIELSEN MEDIA RESEARCH FOR THE DEVELOPMENT AND MAINTENANCE OF PANELS OF INTERNET USERS IN THE UNITED STATES AND CANADA AND ON ACNIELSEN FOR THE DEVELOPMENT AND MAINTENANCE OF SUCH PANELS IN INTERNATIONAL MARKETS


    Our audience measurement data is collected from randomly-selected groups of Internet users that are generally referred to as audience measurement panels. Our at-home Internet audience measurement panel in the United States is, and in Canada will be, developed and maintained by Nielsen Media Research as part of our strategic relationship with that company. Similarly, our Internet audience measurement panels and other sampling methodologies which we intend to employ in geographic locations outside of the United States, Canada and Japan will be developed and maintained by ACNielsen as part of our joint venture with that company. Any failure on the part of Nielsen Media Research or ACNielsen to devote adequate resources to the development or maintenance of such panels or other sampling methodologies, or to maintain the overall quality of these methodologies, will harm our business. In October 1999, Nielsen Media Research was acquired by VNU N.V., a Netherlands-based international publishing company. Should this acquisition result in significant changes in the composition of Nielsen Media Research's management team or its business strategies, our relationship with Nielsen Media Research could be harmed. In addition, Nielsen Media Research may terminate its obligations with respect to Internet audience measurement panels in the event it no longer holds at least 5% of our outstanding stock on a fully-diluted basis.



WE EXPECT NIELSEN MEDIA RESEARCH TO ACQUIRE A MAJORITY OF OUR OUTSTANDING STOCK AFTER THE COMPLETION OF THIS OFFERING AND TO CONTROL A MAJORITY OF OUR BOARD OF DIRECTORS



    In connection with this offering Nielsen Media Research will exercise its right to purchase additional shares of our common stock, pursuant to which we expect it to purchase 8,382,844 shares from us and 626,793 shares from other stockholders. Nielsen Media Research has also advised us that, following the completion of this offering, it will exercise its warrants to purchase
6,553,054 shares of our common stock, after which it will own a majority of our outstanding stock. If it exercises these purchase rights in full, Nielsen Media Research will have sufficient voting power to control the direction and policies of NetRatings, including the election of our board of directors, amendment of our certificate of incorporation and decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets. We have agreed that, after Nielsen Media Research exercises its purchase rights, we will elect a number of Nielsen Media Research representatives to our board of directors such that its representatives will constitute a majority of our board. This control may have the effect of discouraging certain types of transactions involving a change of control, including transactions in which the other holders of our common stock might otherwise receive a premium for their shares over the then current market price.



AFTER NIELSEN MEDIA RESEARCH ACQUIRES A MAJORITY OF OUR OUTSTANDING STOCK, IT COULD USE ITS MAJORITY OWNERSHIP POSITION TO ALTER OUR STRATEGIC RELATIONSHIP WITH NIELSEN MEDIA RESEARCH TO THE DETRIMENT OF OUR OTHER STOCKHOLDERS



    Nielsen Media Research's majority stock ownership position and its control of our board of directors will enable it to control or influence the terms of our important commercial transactions, including our strategic relationship with Nielsen Media Research. Nielsen Media Research will have a conflict of interest with respect to the administration and potential future alteration of this strategic relationship and will be bound by a fiduciary duty not to use its majority position to the detriment of our other stockholders. Notwithstanding this duty, it is possible that future actions taken by Nielsen Media Research may adversely affect our other stockholders. For example Nielsen Media Research could take actions which would increase the number of our customers for whom it is entitled to receive sales commissions, increase the amount paid to Nielsen Media Research for maintenance of audience measurement panels, decrease the sales goals that Nielsen Media Research must achieve in order to prevent us from selling advertising expenditure measurement data from third parties, or take other action detrimental to our other stockholders.


BECAUSE THE CORPORATE PARENT OF NIELSEN MEDIA RESEARCH WILL BE REQUIRED TO CONSOLIDATE OUR OPERATING RESULTS WITH ITS OWN, NIELSEN MEDIA RESEARCH
MAY ATTEMPT TO INFLUENCE OUR EXPENDITURES IN ORDER TO LIMIT OUR LOSSES IN THE SHORT TERM TO THE DETRIMENT OF OUR LONG-TERM STRATEGIES


    During any time that Nielsen Media Research is a majority stockholder, its parent company, VNU N.V., will be required to consolidate our operating results with its own for financial reporting purposes. Our business strategy will require us to incur significant losses as we attempt to establish our brand by increasing our marketing efforts and establishing strategic relationships. Incurring large expenses for these purposes may conflict with the interests of VNU in maximizing its net earnings, and VNU, acting through Nielsen Media Research's representatives on our board, may therefore attempt to influence our expenditures in order to limit our losses in the short term to the detriment of our long-term strategies.



THE EXERCISE BY NIELSEN MEDIA RESEARCH OF ITS PURCHASE RIGHTS IS SUBJECT TO SCRUTINY BY FEDERAL ANTITRUST REGULATORS, AND IF NIELSEN MEDIA RESEARCH IS PREVENTED FROM PURCHASING ADDITIONAL SHARES FROM US, WE WILL NOT RECEIVE THE $159.7 MILLION IN PROCEEDS THAT WE EXPECT FROM THE SALE OF THESE ADDITIONAL SHARES AND COULD, AS A RESULT, BE REQUIRED TO SEEK ADDITIONAL FINANCING IN THE FUTURE



    The exercise by Nielsen Media Research of its warrants and other purchase rights is subject to the expiration or early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and associated regulations. Under this law, the proposed investment by Nielsen Media Research may not proceed until federal antitrust regulators at the Federal Trade Commission or the Department of Justice have had an opportunity to review the transaction to determine whether it may have an anticompetitive effect. The antitrust regulators may grant early termination of the required waiting period, may allow the waiting period to expire without further action or may formally request additional information. A formal request for additional information would significantly delay the transaction, possibly for many months, or could prevent the transaction from occurring altogether. If the antitrust regulators find that the proposed investment is anticompetitive, they could impose conditions on the transaction such as a divestiture of other assets by Nielsen Media Research. In the event Nielsen Media Research is unable to exercise its purchase rights prior to February 1, 2000, then it will have the right to cancel its exercise of these rights.



    If the transaction cannot proceed, our proceeds from this offering will be limited to the approximately $47.4 million we will receive from the sale of shares to the public, assuming the underwriters do not exercise their over-allotment, as opposed to the approximately $207.2 million we would receive from the combined transactions if Nielsen Media Research is permitted to exercise its stock purchase rights in full. Such circumstances would greatly increase the likelihood that we would need to raise additional funds through public or private debt or equity financing.


WE CANNOT FORECAST THE RATE AT WHICH SUBSCRIPTIONS FOR OUR SERVICES MAY BE RENEWED, AND WE MAY NOT ACHIEVE SUFFICIENTLY-HIGH RENEWAL RATES TO BECOME PROFITABLE

    We derive substantially all of our revenue from annual subscriptions for our services. As our business becomes more established, we expect subscription renewals to account for an increasing proportion of our revenue. Any unexpectedly-low renewal rates would harm our operating results and could prevent us from becoming profitable. Because of our limited operating history, our historical renewal rates are not meaningful, and accordingly, we have no historical basis for projecting the rate at which our customers will renew their subscriptions. Additionally, because most Internet-related businesses are still in the early stages of development, consolidations in our customer base or the failure of a significant number of our customers could cause a decline in renewal rates for our products and services.

WE MAY NOT BE SUCCESSFUL IN DEVELOPING OUR BRAND, WHICH COULD PREVENT US FROM REMAINING COMPETITIVE

    We believe that our future success will depend on our ability to maintain and strengthen the Nielsen//NetRatings brand, which will depend, in turn, largely on the success of our marketing efforts and our ability to provide our customers with high-quality products. To promote the Nielsen// NetRatings brand, we intend to increase our marketing expenses, and we may incur other types of expenses in order to create and maintain brand loyalty among our clients. However, we cannot assure you that our efforts will succeed in maintaining and strengthening our brand. If we fail to successfully promote and maintain our brand, or incur excessive expenses attempting to promote and maintain our brand, our business will be harmed.

OUR BRAND IS DEPENDENT ON THE REPUTATIONS OF THIRD PARTIES OVER WHICH WE HAVE NO CONTROL

    The strength of the Nielsen//NetRatings brand is also closely dependent on the reputations of Nielsen Media Research and ACNielsen and the strength of their brands. Therefore, any negative publicity generated by Nielsen Media Research or ACNielsen, whether or not directly related to any Nielsen//NetRatings-branded products or services, as well as any erosion of the strength of either of their brands, will adversely affect our own brand identity.

COSTS TO DEVELOP AND MAINTAIN ACCURATE AUDIENCE MEASUREMENT PANELS ARE SIGNIFICANT AND MAY INCREASE


    The expense of recruiting and maintaining our audience measurement panels comprises substantially all of the cost of revenue reported on our financial statements and, therefore, any increase in this expense will result in a corresponding decrease in our gross margin. We believe that the expansion of the number of our panels as well as the size and scope of our panels is critical to the success of our business. This expansion is likely to increase our expenses for recruiting and maintaining our panels. The costs of recruiting and maintaining our panels are dependent on many factors beyond our control, including the cooperation rate of potential panel members and turnover among existing panel members, and accordingly we cannot control these costs to match increases or decreases in revenue. To the extent that such additional expenses are not accompanied by increased revenue, our results of operations will be harmed.


THE DEVELOPMENT OF HIGH-QUALITY AT-WORK MEASUREMENT PANELS IS PARTICULARLY DIFFICULT, AND IF WE ARE UNABLE TO DEVELOP SUCH A PANEL, WE MAY BE UNABLE TO COMPETE WITH OTHER INTERNET AUDIENCE MEASUREMENT SERVICES


    A significant percentage of Internet usage takes place at the workplace, and as such, our customers are increasingly requiring audience measurement information from this user segment. In order to measure and analyze this usage, we must develop high-quality panels of at-work Internet users. Our principal competitor, Media Metrix, currently has an at-work panel. In September 1999, we began the development of our initial at-work measurement panel, from which we recently began collecting data, and expect to recruit more than 3,000 panel members by the end of 1999. However, we may encounter difficulties in the development of these panels. Participation in our audience measurement panels requires that the panel member install our data collection software on the member's PC. Information technology managers are often reluctant to permit employees to install software obtained outside the workplace due to concerns about exposing the employer's network to computer viruses and concerns about incompatibilities between such software and the existing configuration of hardware and software on employees' personal computers. Employers may also object to their employees providing us with data regarding their Internet usage because such data could compromise the confidentiality of sensitive activities that involve Internet research.


WE MAY NOT BE ABLE TO RECRUIT OR RETAIN QUALIFIED PERSONNEL


    Our future success depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in Internet-related industries, particularly management, technical, sales and marketing personnel, is intense. Although we provide compensation packages that include stock options, cash incentives and other employee benefits, and although we have experienced no significant turnover to date, we may be unable to retain our key employees or to attract, assimilate and retain other highly qualified employees in the future, which would harm our business.


OUR PLANNED INTERNATIONAL EXPANSION COULD FAIL


    Our current strategy includes expansion of our services to measure Internet audiences outside the United States and Canada. Through our joint venture with ACNielsen, we plan to develop audience measurement panels in Australia, Ireland, New Zealand and the United Kingdom in the first half of 2000 and in Austria, Denmark, Finland, France, Germany, Norway and Sweden by the end of 2000. Our expansion into international markets will require management attention and resources. In addition, there can be no assurance of the continued growth of Internet usage in international markets. The international markets for audience measurement services have historically been localized and difficult to penetrate. The success of our international expansion will depend on our ability to:


    - recruit and maintain at-home and at-work panels that are representative of a geographic area;

    - control costs and effectively manage foreign operations; and

    - effectively develop, market and sell new products and services in new, unfamiliar markets.

    In addition, if we are successful in establishing our international operations, we will be subject to a number of inherent risks, including:

    - changes in regulatory requirements;

    - deficiencies in the telecommunications infrastructure in some countries;

    - reduced protection for intellectual property rights in some countries;

    - more rigorous levels of privacy protection in some countries;

    - potentially adverse tax consequences;

    - economic and political instability; and

    - fluctuations in currency exchange rates.

THE SUCCESS OF OUR INTERNATIONAL EXPANSION WILL BE LARGELY DEPENDENT ON THE EFFORTS OF ACNIELSEN AND OUR WORKING RELATIONSHIP WITH ACNIELSEN


    The challenges we face in expanding internationally require skills and expertise in foreign countries that we do not currently have. To enable us to expand globally in a rapid timeframe, we have entered into a joint venture with ACNielsen, which will control 80.1% of the joint venture. ACNielsen has agreed to fund all of the venture's initial panel development costs. After this initial stage, however, we may be required to either contribute additional capital to the joint venture or to allow ACNielsen to make such capital contributions unilaterally with resulting dilution of our ownership interest in the venture. Furthermore, if we encounter significant problems in our working relationship with ACNielsen, or if our joint venture is ineffectively managed, our international expansion is likely to fail.

WE MIGHT NOT BE SUCCESSFUL IN THE DEVELOPMENT OR INTRODUCTION OF NEW PRODUCTS AND SERVICES TO KEEP UP WITH THE PROLIFERATION OF ALTERNATIVE INTERNET ACCESS DEVICES AND TECHNOLOGIES RELATED TO THE EXPECTED CONVERGENCE OF THE INTERNET AND TELEVISION

    We believe that an increasing proportion of Internet use will involve alternative Internet access devices such as Web-enabled phones and that there will eventually be a convergence of Internet content and television programming. Accordingly, in order to continue to provide information about audience behavior throughout all major segments of the Internet, we will be required to develop new products and services that address these evolving technologies. We may be unsuccessful in identifying new product and service opportunities or in developing or marketing new products and services in a timely or cost-effective manner. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability. Finally, we may not be successful in adapting our data collection software to evolving types of Internet access devices or content. If we are unable to provide audience measurement information regarding any significant segments of Internet use, demand for our product and service offerings may suffer.

BECAUSE THE INTERNET AUDIENCE MEASUREMENT INDUSTRY IS IN ITS INFANCY, THE PRICING AND ACCEPTANCE OF OUR PRODUCTS AND SERVICES IS UNCERTAIN

    Because our industry is still in its infancy, the pricing of our products and services is subject to rapid and frequent change. We may be forced for competitive or technical reasons to reduce prices for some of our products or services or to offer them free of charge. Such circumstances would reduce our revenue and could harm our business. Additionally, our market is still evolving, and we have little basis to assess demand for different types of products or services or to evaluate whether our products and services will be accepted by the market. If our products and services do not gain broad market acceptance, our business may fail.

THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET ADVERTISING IS UNCERTAIN, AND IF THE MARKET FOR INTERNET ADVERTISING FAILS TO DEVELOP OR DEVELOPS MORE SLOWLY THAN WE EXPECT, OUR BUSINESS WILL SUFFER

    Our future success will depend in part on an increase in the use of the Internet as an advertising medium. The Internet advertising market is new and rapidly evolving, and the effectiveness of Internet advertising is uncertain. As a result, there is also uncertainty about the demand and market acceptance for Internet advertising. Many of our current or potential customers have little or no experience using the Internet for advertising purposes. The adoption of Internet advertising, particularly by entities that have historically relied on traditional media for advertising, requires the acceptance of a new way of conducting business. These companies may find Internet advertising to be less effective than traditional advertising for promoting their products and services. In addition, most current and potential publishers of content on the Internet have little or no experience in generating revenue from the sale of advertising space on their Internet sites. Because of the foregoing factors, among others, the market for Internet advertising may not continue to emerge or become sustainable. If the market for Internet advertising fails to develop or develops more slowly than we expect, our business will suffer.


FOLLOWING THIS OFFERING, OUR OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS WILL BENEFICIALLY OWN 81.5% OF OUR COMMON STOCK AND, ACCORDINGLY, MAY EXERT SUBSTANTIAL INFLUENCE OVER US



    Our executive officers and directors and entities affiliated with them, including Nielsen Media Research, will, in the aggregate, beneficially own approximately 81.5% of our common stock following this offering, assuming that Nielsen Media Research exercises its warrants and other purchase rights in connection with this offering and that the shares purchased by Nielsen Media Research include 626,793 shares sold by other stockholders in lieu of shares issued by us. These stockholders acting together will have the ability to control all matters requiring approval by our stockholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, they may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination.


A SALE BY NIELSEN MEDIA RESEARCH OF ITS STAKE IN NETRATINGS COULD ADVERSELY AFFECT OUR STOCK PRICE AS A RESULT OF A CHANGE IN CONTROL OF NETRATINGS


    Other than a 180-day lock-up agreement entered into with the underwriters, there are no contractual restrictions on the ability of Nielsen Media Research to sell shares of our common stock, although sales in the public market will be subject to the volume limitations of SEC Rule 144. Pursuant to these volume limitations, a controlling stockholder may sell shares under Rule 144 only if the shares to be sold, together with the shares sold during the past three months, do not exceed the greater of 1% of the issuer's outstanding shares or the average weekly trading volume of the issuer's shares during the preceding four calendar weeks. Nielsen Media Research and several of our other stockholders have the right, under certain circumstances, to require us to register their stock for sale on the public market. Should Nielsen Media Research decide to sell its stake in NetRatings, it could adversely affect our stock price. Additionally, as a majority stockholder, Nielsen Media Research will have the ability to transfer control of NetRatings, possibly at a premium over the then-current market price. Because Nielsen Media Research will have the ability to effect such a transfer of control unilaterally, other stockholders could be denied an opportunity to participate in the transaction and receive a premium for their shares.


OUR BUSINESS MAY BE HARMED IF WE SUPPLY INACCURATE INFORMATION TO OUR CUSTOMERS

    If we furnish inaccurate information to our customers, our brand may be harmed. The information in our databases, like that in any database, may contain inaccuracies that our customers may not accept. Any dissatisfaction by our customers with our measurement methodologies or databases could have an adverse effect on our ability to attract new customers and retain existing customers and could ultimately harm our brand. Our customer contracts generally provide that each customer must indemnify us for any damages arising from the use of data, reports or analyses by the customer or the performance of any consulting, analytic or other services by us. However, we cannot be certain that our contract provisions provide sufficient protection. Any liability that we incur or any harm to our brand that we suffer because of irregularities or inaccuracies in the data we supply to our customers could harm our business. To date, we have not been notified of any liability claims or customer dissatisfaction relating to such problems with our data.


OUR BUSINESS COULD SUFFER IF WE LOSE THE SERVICES OF ANY OF OUR EXECUTIVE
OFFICERS



    Our future success depends to a significant extent on the continued service of our executive officers, who currently consist of David J. Toth, Charles L. ("Tim") Meadows, Simon Chen, Jack R. Lazar and Frank Sammann. The loss of the services of any of our executive officers could harm our business. We have no employment agreements with any of our key personnel, and should we enter into such agreements in the future, they may be ineffective in preventing a key employee from leaving our company.


SYSTEM FAILURES OR DELAYS MAY HARM OUR BUSINESS, AND OUR FACILITIES AND INTERNAL COMPUTER OPERATIONS ARE VULNERABLE TO NATURAL DISASTERS AND OTHER UNEXPECTED LOSSES

    Our success depends on the efficient and uninterrupted operation of our computer and communications systems. A failure of our network could impede the processing of data, customer orders and day-to-day management of our business and could result in the corruption or loss of data. To date, we have not experienced any significant system failures.

    Our internal computer operations are located in leased facilities in San Jose, California, in an area that is susceptible to earthquakes. We do not have a backup facility to provide redundant network capacity in the event of a system failure. Accordingly, if this location experienced a system failure, our online services would become unavailable to our customers until we were able to bring an alternative facility online, a process which could take several weeks. These systems are also vulnerable to damage from fire, floods, power loss, telecommunications failures, break-ins and similar events. If we seek to replicate our systems at other locations, we will face a number of technical challenges, particularly with respect to database replications, which we may not be able to address successfully. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions.

A DELAY OR DISCONTINUATION OF OUR SERVER HOSTING SERVICE COULD HARM OUR BUSINESS

    The servers on which we collect panel members' data are maintained by AboveNet at its facilities located in San Jose, California. AboveNet continually monitors our current utilization rate and the extent of our system capacity needs. We believe we are currently operating at utilization levels that do not require additional capacity. Accordingly, our ability to collect Internet audience data in real time is dependent upon the efficient and uninterrupted operation of AboveNet's computer and communications hardware and software systems. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at AboveNet's facility could result in interruptions in the flow of data to our servers. In addition, any failure by AboveNet to provide our required data communications capacity could result in interruptions in our service. In the past, we have experienced occasional minor interruptions in service from AboveNet, although we have never experienced a significant interruption in service. In the event of a delay in the delivery of data from AboveNet, or if AboveNet should discontinue its services to us, we would be required to transfer our data collection operations to an alternative provider of server hosting services. Such a transfer could result in significant delays in our ability to deliver our products and services to our customers, which could damage our reputation and harm our business.


WE ARE SUBJECT TO A PENDING LEGAL PROCEEDING



    On November 4, 1999, PaineWebber Incorporated filed a lawsuit against us in the Supreme Court of the State of New York for the County of New York. The suit involves an agreement entered into in May 1999 in which we engaged PaineWebber to act as our financial advisor with respect to a potential strategic transaction. The specific transaction for which PaineWebber was engaged was not consummated. However, the lawsuit alleges that we have breached our obligations under the agreement by failing to pay PaineWebber a fee based upon our subsequent sale of equity securities to Nielsen Media Research and by failing to retain PaineWebber as a managing underwriter for this offering. The complaint seeks damages in the aggregate amount of not less than $1.9 million and reimbursement for PaineWebber's attorneys' fees relating to the dispute. We believe, based on consultation with our counsel, that we have substantial defenses to PaineWebber's claims, and we intend to defend the lawsuit vigorously. We expect to incur substantial legal fees and expenses in connection with the litigation, and it may also result in the diversion of our internal resources. As a result, our defense of this litigation, regardless of its eventual outcome, will likely be costly and time consuming. The litigation is in the preliminary stage, and we are unable to predict its final outcome. However, an adverse outcome could materially affect our results of operations and financial position.


WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY RIGHTS

    We regard our intellectual property as critical to our success. We rely on patent, trademark, copyright and trade secret laws to protect our proprietary rights. Notwithstanding these laws, we may be unsuccessful in protecting our intellectual property rights or in obtaining patents or registered trademarks for which we apply. We have applied for U.S. patents with respect to our BannerTrack advertising tracking technology. We have applied to register the NetRatings, NetRatings Insight, NetRatings Online Observer, BannerTrack and CommerceTrack trademarks in the United States. We have not undertaken any actions to protect our trademarks, servicemarks or tradenames outside of the United States, nor have we registered our copyrights. Our patent applications or trademark registrations may not be approved or, even if approved, could be challenged by others or invalidated through administrative process or litigation. If our patent applications or trademark registrations are not approved because third parties own rights to the technology we are trying to patent or the trademarks we are trying to register, our use of such technology or trademark would be restricted unless we enter into arrangements with the third-party owners, which might not be possible on commercially reasonable terms or at all.

WE MIGHT FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT MIGHT BE COSTLY TO RESOLVE

    We may from time to time be subject to claims of infringement of other parties' proprietary rights or claims that our own trademarks, patents or other intellectual property rights are invalid. To date, we have not been subject to any such claims. However, any claims of this type, with or without merit, could be time-consuming to defend, result in costly litigation, divert management attention and resources or require us to enter into royalty or license agreements. License agreements may not be available on reasonable terms, if at all, and the assertion or prosecution of any infringement claims could significantly harm our business.

WE MIGHT NEED ADDITIONAL CAPITAL IN THE FUTURE, AND SUCH ADDITIONAL CAPITAL MIGHT NOT BE AVAILABLE UPON ACCEPTABLE TERMS


    We believe that our existing balances of cash and cash equivalents, together with the net proceeds from this offering and our available credit facilities, will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 18 months. Without the proceeds of this offering, we believe that these resources will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months. We may need to raise additional funds through public or private debt or equity financing if we were to experience greater-than-expected losses from operations, particularly if Nielsen Media Research is unable to consummate its purchase of additional shares of our common stock, or if we decide to:


    - take advantage of opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;

    - develop new products or services; or

    - respond to competitive pressures.

Any additional financing we may need may not be available on terms favorable to us, if at all. If we raise additional funds through the sale of equity or convertible debt securities, your percentage ownership of our company will be reduced, and the value of your stock may be diluted. Additionally, we may have to issue securities that may have rights, preferences and privileges senior to our common stock. If adequate funds are not available or are not available on acceptable terms, we might not be able to take advantage of unanticipated opportunities, develop new products or services, or otherwise respond to unanticipated competitive pressures, and our business could be harmed.

ANY MISAPPROPRIATION OF PERSONAL INFORMATION ABOUT OUR PANELISTS THAT IS STORED ON OUR COMPUTERS COULD HARM OUR REPUTATION OR EXPOSE US TO CLAIMS ARISING FROM DAMAGES SUFFERED BY THOSE PANELISTS

    Personal information regarding our panelists is included in the data that our software captures from a panelist's Internet use. Our panel data are released only in an aggregated format or in a form that is not identifiable on an individual basis. However, if a person were to penetrate our network security or otherwise misappropriate sensitive data about our panel members, our reputation could be harmed or we could be subject to claims or litigation arising from damages suffered by panel members as a result of such misappropriation.

ANY ACQUISITIONS THAT WE UNDERTAKE COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE OR HARM OUR OPERATING RESULTS

    We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. The process of integrating any acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may consume much of our management's time and attention that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may not be realized. We currently do not have any understandings, commitments or agreements with respect to any acquisition, and we are not currently pursuing any acquisition. We may be unable to identify, negotiate or finance future acquisitions successfully, or to integrate successfully any acquisitions with our current business. Future acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business.

DEMAND FOR OUR PRODUCTS AND SERVICES MIGHT DECREASE IF GROWTH IN THE USE OF THE INTERNET OR E-COMMERCE DECLINES

    Our future success depends in part upon the continued growth in the use of the Internet or e-commerce. Rapid growth in the use of the Internet and e-commerce is a recent phenomenon and may not continue, or the Internet may not be adopted as a medium of commerce by a broad base of consumers. If the Internet does not continue to grow, or if e-commerce is not adopted as a medium of commerce by a broad base of consumers, our business may not grow or may grow at a slower rate.

GOVERNMENTAL REGULATION OF THE INTERNET MIGHT HARM OUR BUSINESS

    The applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. In addition, governmental authorities in various countries may seek to further regulate the Internet with respect to issues such as user privacy, pornography, acceptable content, e-commerce, taxation, and the pricing, characteristics and quality of products and services. Finally, the global nature of the Internet could subject us to the laws of a foreign jurisdiction in an unpredictable manner. Any new legislation regulating the Internet could inhibit the growth of the Internet and decrease the acceptance of the Internet as a communications and commercial medium, which might harm our business.

TELEPHONE CARRIERS MAY PERSUADE THE GOVERNMENT TO REGULATE THE INTERNET AND IMPOSE USAGE FEES ON INTERNET SERVICE PROVIDERS, WHICH COULD IMPEDE THE GROWTH OF THE INTERNET

    The growing use of the Internet has burdened the existing telecommunications infrastructure and has caused interruptions in telephone service. Telephone carriers have petitioned the government to regulate the Internet and impose usage fees on Internet service providers. Any regulations of this type could increase the costs of using the Internet and impede its growth, which could in turn decrease the demand for our services or otherwise harm our business.

POTENTIAL YEAR 2000 RISKS MIGHT HARM OUR BUSINESS

    Many existing computer programs and installed computer systems include computer code that uses only two digits to identify a year. These systems could fail to function or produce delayed or erroneous results if they interpret "00" to mean 1900 rather than 2000. As a result of this problem, commonly referred to as the "year 2000" problem, older computer programs or systems may need to be upgraded or replaced. Any failure of our internal systems or the PCs from which our panel members access the Internet could harm our business.

    We rely on third-party equipment and software that may not be year 2000 compliant. The failure of such equipment or software to properly process dates for the year 2000 could cause us to incur unanticipated expenses. In addition, PCs used by our panel members to access the Internet may not be year 2000 compliant. As a result, we may encounter difficulties in gathering and accurately measuring data from our panel, or data collected from some of these users may contain inaccuracies.

    In light of our evaluation of the risks of any year 2000 problems we are likely to encounter and the available alternatives for preparing for these risks, we have not developed a contingency plan to address such risks, and we do not intend to implement any such contingency plan.

MANAGEMENT WILL HAVE DISCRETION OVER THE USE OF THE PROCEEDS OF THIS OFFERING AND COULD SPEND OR INVEST THOSE PROCEEDS IN WAYS WITH WHICH INVESTORS MIGHT NOT AGREE


    The net proceeds to us from this offering are estimated to be approximately $47.4 million after deducting the underwriting discount and estimated offering expenses. We currently have no specific plans for our net proceeds from this offering. Consequently, our management will have the discretion to allocate the net proceeds to uses that some stockholders may not deem desirable. Management's allocation of the proceeds of this offering may not benefit our business, and we may not be able to obtain a significant return on any use of the proceeds of this offering.


FUTURE SALES OF SHARES BY EXISTING STOCKHOLDERS COULD AFFECT OUR STOCK PRICE


    Sales of substantial amounts of our common stock in the public market after this offering could reduce the prevailing market prices for our common stock. Of the 29,543,570 shares of common stock to be outstanding upon the closing of this offering, the 4,000,000 shares offered hereby will be freely tradable without restriction or further registration, other than shares purchased by our officers, directors or other "affiliates" within the meaning of Rule 144 under the Securities Act of 1933, which will be restricted from sale until 180 days after the date of this prospectus pursuant to agreements between these affiliates and the underwriters. The remaining 25,543,570 shares of our common stock held by existing stockholders upon the completion of this offering will become eligible for resale in the public market as follows:



   NUMBER OF SHARES/PERCENT
OUTSTANDING AFTER THE OFFERING          DATE WHEN SHARES BECOME AVAILABLE IN THE PUBLIC MARKET
------------------------------         ---------------------------------------------------------
       3,441,677/11.6%                 180 days after the date of this prospectus pursuant to
                                       agreements between the stockholders and the underwriters
                                       or NetRatings, provided that the underwriters can waive
                                       this restriction at any time. 2,670,752 of these shares
                                       will also be subject to sales volume restrictions under
                                       Rule 144 under the Securities Act.

       22,100,422/74.8%                Upon expiration of applicable one-year holding periods
                                       under Rule 144, which will expire between July 23, 2000
                                       and the date that is one year after the purchase of
                                       additional shares by Nielsen Media Research, subject to
                                       sales volume restrictions under Rule 144.



In addition, we intend to file a registration statement on Form S-8 under the Securities Act approximately 90 days after the date of this offering to register an aggregate of approximately 3,410,000 shares of common stock issued or reserved for issuance under our various stock plans.

WE HAVE ISSUED A LARGE NUMBER OF OPTIONS AT EXERCISE PRICES SUBSTANTIALLY BELOW THE INITIAL PUBLIC OFFERING PRICE, AND THESE OPTIONS COULD BE HIGHLY DILUTIVE TO INVESTORS IN THIS OFFERING IF THEY ARE EXERCISED OR IF WE BEGIN REPORTING EARNINGS PER SHARE

    During the nine months ended September 30, 1999, we issued options to purchase an aggregate of 1,456,000 shares of common stock with a weighted-average exercise price of $2.45 per share. As of September 30, 1999, we had outstanding options to purchase an aggregate of 1,722,000 shares of common stock with a weighted-average exercise price of $2.04 per share. The exercise of these options could significantly decrease the equity ownership of other stockholders. Additionally, because we have incurred net losses since inception, the outstanding shares we have used in determining our net loss per share have not included any of the shares issuable upon exercise of these options. If and when we begin reporting earnings per share, a portion of the shares issuable upon exercise of these options will be included in the outstanding shares shown in our financial statements and therefore will dilute our reported earnings per share.

COMPENSATION EXPENSES RELATED TO PAST OPTION GRANTS AND THE NIELSEN MEDIA RESEARCH WARRANTS WILL REDUCE OUR EARNINGS OVER THE NEXT FOUR YEARS

    Options granted to our employees have historically had exercise prices equal to the fair market value of our common stock on the date of grant, as determined by our board of directors at the time of grant. Recently, however, we have reviewed the terms of our past option grants and determined that the fair value of our common stock at the time of these grants was greater than the exercise prices of these options. In addition, in connection with a preferred stock financing in August 1999, we issued warrants to Nielsen Media Research to purchase 6,553,054 shares of our common stock. We have recorded a deferred charge in the quarter ended September 30, 1999 of $22.6 million representing the value of these warrants. Accordingly, we have recorded non-cash stock-based compensation charges of $254,000 for the year ended December 31, 1998 and $26.5 million for the nine months ended September 30, 1999, representing the difference between the exercise price of these options and the fair value of our common stock plus the value of the Nielsen Media Research warrants as of the date of grant. These amounts are amortized as the related options vest and over the lives of the warrants, resulting in our recognition of a compensation expense during each amortization period, which reduces our reported earnings during these periods. We recognized stock-based compensation expenses of $25,000 in the year ended December 31, 1998 and $2.3 million in the nine months ended September 30, 1999. In light of the compensation charges that have not yet been amortized, we may recognize stock-based compensation charges of as much as $1.8 million, $6.1 million, $5.2 million, $4.8 million, $4.5 million and $3.0 million in the period from October 1 to December 31, 1999 and the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively. The amount of compensation that we ultimately recognize will be lower to the extent that the options associated with these expenses are terminated before they vest.

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER OF OUR COMPANY THAT MIGHT OTHERWISE RESULT IN OUR STOCKHOLDERS RECEIVING A PREMIUM OVER THE MARKET PRICE OF THEIR SHARES

    Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors.These provisions include:

    - Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

    - the authorization in the certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover; and

    - provisions in our bylaws eliminating stockholders' rights to call a special meeting of stockholders and requiring advance notice of any stockholder nominations of director candidates or any stockholder proposal to be presented at an annual meeting, which could make it more difficult for stockholders to wage a proxy contest for control of our board or to vote to repeal any of the antitakeover provisions contained in our certificate of incorporation and bylaws.

INVESTORS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION


    The initial public offering price is substantially higher than the pro forma net book value per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate substantial dilution in the amount of $5.15 per share. In addition, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering.

                                USE OF PROCEEDS


    We estimate the net proceeds from this offering to be approximately
$47.4 million, or approximately $54.6 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses.



    We currently have no specific plans for the net proceeds from this offering. We intend to include the net proceeds with our general corporate funds to be used for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, we have no current commitments or agreements with respect to any of these types of acquisitions or investments. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.


                                DIVIDEND POLICY

    We have never paid cash dividends on our capital stock. We currently intend to retain future earnings, if any, to finance the growth and development of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and other factors the board deems relevant.

                                 CAPITALIZATION

    The following table sets forth our actual capitalization as of September 30, 1999. Our capitalization is also presented:


    - on a pro forma basis to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock, including the shares of our Series A, Series B, Series C and Series D preferred stock, into an aggregate of 6,626,476 shares of common stock which will occur prior to the closing of this offering; and



    - on a pro forma as adjusted basis to reflect an increase in the authorized
      number of         shares of common stock and preferred stock and the sale
      of 4,000,000 shares of common stock in this offering, resulting in assumed proceeds of $11.84 per share, after deducting the estimated underwriting discount and offering expenses, and our receipt and application of the net proceeds, the sale of 8,382,844 shares of common stock to Nielsen Media Research in private placement closing concurrently with the completion of this offering, resulting in proceeds to us of $108,977,000, the exercise of warrants to purchase 177,726 shares of Series B preferred stock for which we have received exercise notices as of the date hereof, resulting in proceeds to us of $112,000, the automatic conversion of those shares of preferred stock into 88,863 shares of common stock upon the closing of this offering and the exercise of warrants to purchase 6,553,054 shares of common stock by Nielsen Media Research following the completion of this offering, resulting in proceeds to us of $50,782,000.



                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              ---------   ----------   ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Long-term debt and capital lease obligations, less current
  portion...................................................  $    320     $    320       $    320
                                                              --------     --------       --------
Redeemable convertible preferred stock:
  Authorized shares--15,571,162
  Issued and outstanding shares--14,677,952 actual, none pro
  forma and none pro forma as adjusted......................    35,743           --             --
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value; 1,900,000 shares
    authorized, none issued or outstanding, actual; none
    issued or outstanding, pro forma and pro forma as
    adjusted; 5,000,000 shares authorized, pro forma as
    adjusted................................................        --           --             --
  Common stock, $0.001 par value; 86,851,438 shares
    authorized, 3,892,333 shares issued and outstanding,
    actual; 10,518,809 shares issued and outstanding, pro
    forma; 200,000,000 shares authorized, 29,543,570 shares
    issued and outstanding, pro forma as adjusted...........         4           11             30
  Additional paid-in capital................................    31,144       66,880        274,092
  Deferred compensation.....................................    (3,196)      (3,196)        (3,196)
  Deferred service costs....................................   (22,225)     (22,225)       (22,225)
  Note receivable from stockholder..........................      (125)        (125)          (125)
  Accumulated deficit.......................................   (16,330)     (16,330)       (16,330)
                                                              --------     --------       --------
    Total stockholders' equity (deficit)....................   (10,728)      25,015        232,246
                                                              --------     --------       --------
      Total capitalization..................................  $ 25,335     $ 25,335       $232,566
                                                              ========     ========       ========

    The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 1999 and excludes:


    - 3,410,000 shares issuable under our 1998 Stock Plan consisting of:


       - 1,722,000 shares issuable upon exercise of options outstanding at September 30, 1999, with a weighted average exercise price of $2.04 per share;


       - 831,600 shares issuable upon exercise of options granted subsequent to September 30, 1999, with a weighted average exercise price of $9.73 per share; and



       - 856,400 shares available for future grants;


    - 83,468 shares issuable upon exercise of warrants outstanding as of September 30, 1999 with a weighted average exercise price of $1.15 per share;

    - 43,293 shares issuable upon exercise of a warrant issued subsequent to September 30, 1999, with an exercise price of $6.24 per share;

    - 250,000 shares available for issuance under our 1999 Employee Stock Purchase Plan.

    See "Management--Stock Plans," "Description of Capital Stock" and Notes 3 and 4 of Notes to Financial Statements.

                                    DILUTION


    The pro forma net tangible book value of our common stock as of September 30, 1999 was $24.6 million, or $2.34 per share. Pro forma net tangible book value per share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of preferred stock into common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to the sale of 4,000,000 shares of common stock in this offering, at an assumed initial public offering price of $13.00 per share, and after deducting the estimated underwriting discount and offering expenses payable by us, 8,382,844 shares to be issued and sold in a private placement to Nielsen Media Research concurrently with the completion of this offering, 6,553,054 shares that are to be issued upon Nielsen Media Research exercising warrants immediately following the completion of this offering, and 88,863 shares to be issued upon the exercise of warrants for which we have received exercise notices as of the date hereof, the pro forma net tangible book value of our common stock would have been $231.8 million, or $7.85 per share. This represents an immediate increase in pro forma net tangible book value of $5.51 per share to existing stockholders and an immediate dilution of $5.15 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............             $  13.00
                                                                         --------
  Pro forma net tangible book value per share as of
    September 30, 1999......................................  $   2.34
  Increase attributable to private placement of shares......  $   2.89
  Increase in pro forma net tangible book value attributable
    to new public investors.................................  $   2.62
                                                              --------
Pro forma net tangible book value per share after the
  offering..................................................             $   7.85
                                                                         --------
Dilution per share to new public investors..................             $   5.15
                                                                         ========



    If the underwriters' over-allotment option were exercised in full, the pro forma net tangible book value per share after the offering would be $7.93 per share. The increase in pro forma net tangible book value per share to existing stockholders would be $5.59 per share, and the dilution in pro forma net tangible book value to new investors would be $5.07 per share.


    The following table summarizes, as of September 30, 1999 the difference between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based upon an assumed offering price of $13.00 per share:


                                                                           TOTAL
                                            SHARES PURCHASED           CONSIDERATION
                                          ---------------------   -----------------------   AVERAGE PRICE
                                            NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                          ----------   --------   ------------   --------   -------------
Shares purchased in the offering........   4,000,000     13.5%    $ 52,000,000     20.9%       $13.00
Shares purchased in private placement...  15,024,761     50.9%     159,871,000     64.3%        10.64
Shares owned by existing stockholders...  10,518,809     35.6%      36,665,000     14.8%         3.49
                                          ----------    -----     ------------    -----
    Total...............................  29,543,570    100.0%    $248,536,000    100.0%         8.41
                                          ==========    =====     ============    =====


    The information in the above table excludes:


    - 3,410,000 shares issuable under our 1998 Stock Plan consisting of:


       - 1,722,000 shares issuable upon exercise of options outstanding at September 30, 1999, with a weighted average exercise price of $2.04 per share;

       - 831,600 shares issuable upon exercise of options granted subsequent to September 30, 1999, with a weighted average exercise price of $9.73 per share; and



       - 856,400 shares available for future grants;


    - 83,468 shares issuable upon exercise of warrants outstanding at September 30, 1999, with a weighted average exercise price of $1.15 per share;

    - 43,293 shares issuable upon exercise of a warrant issued subsequent to September 30, 1999, with an exercise price of $6.24 per share; and

    - 250,000 shares available for issuance under our 1999 Employee Stock Purchase Plan.

                            SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus. The statement of operations data set forth below for the period from July 2, 1997 (inception) to December 31, 1997, the year ended December 31, 1998 and the nine months ended September 30, 1999 and the balance sheet data as of December 31, 1997 and 1998 and September 30, 1999 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data set forth below for the nine month periods ended September 30, 1998 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and the results of our operations. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 1999, or any other future period. See the Notes to Financial Statements for an explanation of the method used to determine the number of shares used in computing basic and diluted loss per share.

                                                    PERIOD FROM
                                                    JULY 2, 1997                     NINE MONTHS ENDED
                                                   (INCEPTION) TO    YEAR ENDED        SEPTEMBER 30,
                                                    DECEMBER 31,    DECEMBER 31,    -------------------
                                                        1997            1998          1998       1999
                                                   --------------   -------------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue........................................     $    --          $   237      $   132    $  1,486
  Cost of revenue................................          --            1,061          362       4,269
                                                      -------          -------      -------    --------
  Gross profit (loss)............................          --             (824)        (230)     (2,783)
                                                      -------          -------      -------    --------
  Operating expenses:
    Research and development.....................         994            1,185          821       1,806
    Sales and marketing..........................         452            1,134          837       2,559
    General and administrative...................         341              600          413       1,170
    Stock-based compensation.....................          --               25           --       2,327
                                                      -------          -------      -------    --------
      Total operating expenses...................       1,787            2,944        2,071       7,862
                                                      -------          -------      -------    --------
  Loss from operations...........................      (1,787)          (3,768)      (2,301)    (10,645)
  Interest income (expense), net.................           6             (111)         (57)        (25)
                                                      -------          -------      -------    --------
  Net loss.......................................     $(1,781)         $(3,879)     $(2,358)   $(10,670)
                                                      =======          =======      =======    ========
  Basic and diluted net loss per common share....     $ (2.03)         $ (2.78)     $ (1.79)   $  (5.19)
                                                      =======          =======      =======    ========
  Shares used to compute basic and diluted net
    loss per common share........................         878            1,393        1,320       2,056
                                                      =======          =======      =======    ========

  Pro forma basic and diluted net loss per common
    share........................................                      $ (1.67)     $ (1.04)   $  (2.31)
                                                                       =======      =======    ========
  Shares used to compute pro forma basic and
    diluted net loss per common share............                        2,319        2,270       4,626
                                                                       =======      =======    ========

                                                              AS OF DECEMBER 31,        AS OF
                                                              -------------------   SEPTEMBER 30,
                                                                1997       1998          1999
                                                              --------   --------   --------------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $   551    $ 1,343       $ 28,650
  Working capital (deficit).................................       78     (2,791)        24,262
  Total assets..............................................      980      1,965         31,086
  Current amounts due to Nielsen Media Research.............       --      2,539          2,164
  Long-term debt and capital lease obligations, less current
    portion.................................................       --        130            320
  Total stockholders' equity (deficit)......................      472     (2,448)       (10,728)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER SUBSTANTIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION SHOULD BE READ TOGETHER WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    We provide Internet audience measurement information and analysis. We were incorporated in July 1997. From our founding through the launch of our initial NetRatings service offering in March 1998, we were primarily engaged in research activities, developing our initial products and services, raising capital and building our business infrastructure. Our initial service offering utilized a Web-based panel selection methodology, a relatively small audience panel and an early version of our data collection software. In October 1998, we established our strategic relationship with Nielsen Media Research. Through this relationship, we began developing an expanded Internet audience panel based on the Nielsen Media Research audience sampling methodology and enhanced versions of our software. In March 1999, we launched our Nielsen//NetRatings brand of product and service offerings.



    In June 1999, we commenced our international expansion efforts by establishing a joint venture, NetRatings KK, in which we currently hold a 32% ownership interest with several Japanese investors holding the remaining interests. NetRatings KK is responsible for building and maintaining a Japanese audience measurement panel and introducing our products and services to the Japanese market. In September 1999, we entered into a joint venture with ACNielsen to develop and maintain Internet audience measurement panels and to market products and services under the Nielsen//NetRatings brand in other key international markets. Through the joint venture, in which we currently hold a 19.9% ownership interest, we plan to develop Internet audience measurement panels based in Australia, Ireland, New Zealand and the United Kingdom in the first half of 2000 and in Austria, Denmark, Finland, France, Germany, Norway and Sweden by the end of 2000.


    We generate revenue from the sale of our Internet audience measurement products and services. Through September 30, 1999, our information and analytical products and services, which include our audience measurement service, e-commerce service and Internet investment strategy service, have accounted for substantially all of our revenue. We primarily sell these products and services pursuant to one-year subscription agreements and bill our customers in advance, typically on a quarterly or annual basis. We recognize revenue from the sale of our information and analytical products and services ratably over the term of the subscription agreement. Prepaid subscription fees are recorded as deferred revenue until earned. We also derive revenue from the sale of custom research services. Revenue from these services are recognized in the period in which the service is provided. We sell our products and services to customers in a wide range of industries. Our customer base has increased from 53 customers as of December 31, 1998 to 163 as of September 30, 1999. To date, substantially all of our sales have been made to customers in North America. In future periods, we also expect to derive royalties and other revenue from our joint ventures as they begin their operations in international markets.


    Cost of revenue currently consists primarily of expenses related to the recruitment and maintenance of our audience measurement panels. Accordingly, cost of revenue is not directly related to revenue or subscriptions generated in a given period and is higher in periods in which we are involved in significant panel development activities. We believe that the continued development and enhancement of audience panels is essential to the long-term expansion of our business. We are currently working with Nielsen Media Research to expand the scope and size of our existing panel of at-home Internet users. In addition, we are developing a panel of at-work users. We expect that costs of revenue will increase in future periods as we continue to develop and enhance our audience measurement panels.

    Research and development expenses consist primarily of compensation and related costs for personnel associated with our product development activities. These costs are expensed as incurred. We believe that continued investment in product development is essential to our future success. We also anticipate that additional development resources will be required to support the planned international activities of our joint ventures. Accordingly, we expect that research and development expenses will increase in future periods as we hire additional personnel.

    Sales and marketing expenses consist primarily of salaries, benefits and commissions to our salespeople and commissions paid to Nielsen Media Research, as well as costs related to seminars, promotional materials and other sales and marketing programs. We intend to expand our sales force in conjunction with our domestic expansion and to support our international joint ventures. We also intend to increase our marketing activities to enhance brand awareness of our products and services. We therefore expect that sales expenses will increase in future periods.

    General and administrative expenses consist primarily of salaries and related costs for finance, accounting, and other administrative personnel, in addition to professional fees, provisions for doubtful accounts and other general corporate expenses. We expect that general and administrative expenses will increase in the future as we add personnel to support expanding operations, incur additional costs related to the growth of our business and assume the reporting requirements of a public company.


    In connection with the grant of certain stock options to employees and consultants, we recorded non-cash stock-based compensation charges of $254,000 for the year ended December 31, 1998 and $3.9 million for the nine months ended September 30, 1999, representing the difference between the exercise price of these options and the fair value of our common stock as of the date of grant. These amounts are being amortized over the respective vesting periods of the options using a graded vesting method. Simultaneously with the Series C offering, we entered into additional agreements with Nielsen Media Research governing the Company's strategic relationship with Nielsen Media Research. We also issued warrants to Nielsen Media Research and we recorded non-cash stock-based compensation charges of $22.6 million for the nine months ended September 30, 1999 representing the value of these warrants based on the Black-Scholes valuation model. The value of these warrants is being amortized over five years and is subject to change based upon the initial public offering price of our common stock. We recognized non-cash amortization of these deferred stock compensation charges of $25,000 in the year ended December 31, 1998 and $2.3 million in the nine months ended September 30, 1999. As of September 30, 1999, the remaining deferred compensation was scheduled to be amortized at the rate of approximately $1.8 million, $6.1 million, $5.2 million, $4.8 million, $4.5 million and $3.0 million in the period from October 1 to December 31, 1999 and the years ended December 31, 2000, 2001, 2002, 2003 and 2004, respectively. The actual amount of stock-based compensation expense to be recognized in future periods could decrease if options for which accrued compensation has been recorded are terminated before they vest.


    We have recorded no provision for federal or state income taxes for any period since our inception as we have incurred losses in each period. As of September 30, 1999, we had approximately $11.9 million of net operating loss carryforwards for federal and state income tax purposes, available to reduce future taxable income, expiring in 2005. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss and tax credit carryforwards before utilization. See Note 11 of Notes to Financial Statements.

    We have a limited operating history upon which investors may evaluate our business and prospects. We incurred net losses of $1.8 million for the period from July 2, 1997 (inception) through December 31, 1997; $3.9 million for the year ended December 31, 1998; and $10.7 million for the nine months ended September 30, 1999. Our accumulated deficit at September 30, 1999 was
$16.3 million. We intend to invest heavily to expand our audience panels, strengthen our direct sales force and enhance our product and service offerings. As a result, we expect to continue to incur net losses for the foreseeable future. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indication of our future performance. See "Risk Factors--We have incurred losses since inception, and we may be unable to achieve profitability."

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

    REVENUE. Revenue increased from $132,000 for the nine months ended September 30, 1998 to $1.5 million for the nine months ended September 30, 1999. Sales of our information and analytical products and services accounted for substantially all of the revenue for each of the nine-month periods. The increase in revenue was primarily due to the introduction of our Nielsen//NetRatings service in March 1999 and the introduction of additional product and service offerings that resulted in a substantial increase in the number of our customers.

    COST OF REVENUE. Cost of revenue increased from $362,000 for the nine months ended September 30, 1998 to $4.3 million for the nine months ended September 30, 1999. This increase primarily reflected costs incurred in 1999 relating to the development of the Nielsen//NetRatings audience measurement panel, which is significantly larger than our prior panel and was more costly to develop due to the sampling methodology employed.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 120% from $821,000 for the nine months ended September 30, 1998 to $1.8 million for the nine months ended September 30, 1999. This increase was primarily due to a three-fold increase in the number of employees engaged in research and development.


    SALES AND MARKETING. Sales and marketing expenses increased 205% from $837,000 for the nine months ended September 30, 1998 to $2.6 million for the nine months ended September 30, 1999. This increase was primarily attributable to a three-fold increase in the number of direct sales and marketing employees.


    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 185% from $413,000 for the nine months ended September 30, 1998 to $1.2 million for the nine months ended September 30, 1999. This increase was primarily related to an increase in the number of administrative personnel to support our expanded operations and non-recurring legal fees.


    INTEREST INCOME (EXPENSE), NET. Interest expense, net, decreased 58% from $57,000 for the nine months ended September 30, 1998 to $25,000 for the nine months ended September 30, 1999 due to interest paid to Nielsen Media Research under short-term promissory notes, interest paid under promissory notes issued in 1998 and increased borrowings under our credit facilities offset by increases in interest income resulting from increases in cash balances.



    NET LOSS. Net loss increased 352% from $2.4 million for the nine months ended September 30, 1998 to $10.7 million for the nine months ended
September 30, 1999. This increase was primarily due to costs associated with the development of the Nielsen//NetRatings audience measurement panel, a three-fold increase in headcount to support our expanded operations, and an increase in stock based compensation expenses.


  PERIOD FROM JULY 2, 1997 (INCEPTION) TO DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUE. We had no revenue in the period from July 2, 1997 (inception) to December 31, 1997, or the "inception period." In the year ended December 31, 1998 we had revenue of $237,000 from sales of our initial NetRatings Internet audience measurement products and services.

    COST OF REVENUE. We had no cost of revenue in the inception period. In the year ended December 31, 1998, our cost of revenue was $1.1 million, representing panel development expenses related to the introduction of our initial NetRatings Internet audience measurement products and services and, beginning in November 1998, initial panel development expenses related to our Nielsen//NetRatings product and service offerings.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 19% from $994,000 in the inception period to $1.2 million in the year ended December 31, 1998. This increase was primarily due to a full year of operations in 1998.

    SALES AND MARKETING. Sales and marketing expenses increased 151% from $452,000 in the inception period to $1.1 million in the year ended December 31, 1998. This increase was primarily attributable to increased marketing and promotion of our initial NetRatings Internet audience measurement service as well as an increase in the number of direct sales and marketing employees. In addition, sales and marketing expenses during 1998 reflected a full year of operations.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 76% from $341,000 in the inception period year to $600,000 in the year ended December 31, 1998. This increase was due to an increase in the number of administrative personnel to support our expanded operations. In addition, general and administrative expenses during 1998 reflected a full year of operations.

    INTEREST INCOME (EXPENSE), NET. Interest income, net, was $6,000 in the inception period. Interest expense, net, of $111,000 in the year ended
December 31, 1998 was primarily the result of interest paid on promissory notes issued in 1998, which were converted to preferred stock in July 1999 and amortization of the fair value of the warrants issued in conjunction with those promissory notes.

    NET LOSS. Net loss increased 118% from $1.8 million in the inception period to $3.9 million for the year ended December 31, 1998. This increase was primarily due to costs associated with panel development initiated in 1998 as well as one full year of operations.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth certain unaudited statement of operations data for the seven quarters ended September 30, 1999. This information has been derived from our unaudited interim financial statements. In management's opinion, this unaudited information has been prepared on the same basis as our annual financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus. Historical results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                   QUARTER ENDED
                                -----------------------------------------------------------------------------------
                                MARCH 31,    JUNE 30,    SEPT. 30,   DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,
                                   1998        1998        1998        1998         1999        1999        1999
                                ----------   ---------   ---------   ---------   ----------   ---------   ---------
                                                                  (IN THOUSANDS)
Revenue.......................     $   3       $  51       $  77      $   106      $   166     $   476     $   844
Cost of revenue...............       103          97         161          700        1,031       1,125       2,113
                                   -----       -----       -----      -------      -------     -------     -------
Gross profit (loss)...........      (100)        (46)        (84)        (594)        (865)       (649)     (1,269)
                                   -----       -----       -----      -------      -------     -------     -------
Operating expenses:
  Research and development....       323         250         247          365          428         695         683
  Sales and marketing.........       283         282         273          296          490         883       1,186
  General and
    administrative............       154         137         120          189          256         253         661
  Stock-based compensation....        --          --          --           25           71       1,068       1,188
                                   -----       -----       -----      -------      -------     -------     -------
    Total operating
      expenses................       760         669         640          875        1,245       2,899       3,718
                                   -----       -----       -----      -------      -------     -------     -------
Loss from operations..........      (860)       (715)       (724)      (1,469)      (2,110)     (3,548)     (4,987)
Interest income (expense),
  net.........................        --         (25)        (35)         (51)         (67)        (55)         97
                                   -----       -----       -----      -------      -------     -------     -------
Net loss......................     $(860)      $(740)      $(759)     $(1,520)     $(2,177)    $(3,603)    $(4,890)
                                   =====       =====       =====      =======      =======     =======     =======

    We introduced our first products and services in March 1998, and our revenue increased through the balance of 1998 as we expanded our customer base and introduced additional products and services. The substantial increases in revenue in the quarters ended June 30, 1999 and September 30, 1999 were the result of increased sales to new and existing customers following the introduction of our Nielsen//NetRatings products and services in March 1999.

    Cost of revenue increased substantially in the quarters ended December 31, 1998, March 31, 1999 and September 30, 1999 primarily reflecting audience panel recruitment expenses incurred in connection with the recruitment of our household panel beginning in November of 1998 as well as the initial recruitment activities of our business panel in September 1999. Quarterly increases in operating expenses over the past four quarters reflected the continued expansion of our operations.

    Our operating results have fluctuated in the past, and we expect them to fluctuate in future quarters as a result of a variety of factors, many of which are outside of our control. See "Risk Factors--Fluctuations in our quarterly revenues and operating results might lead to reduced prices for our stock."

LIQUIDITY AND CAPITAL RESOURCES


    Since our inception, we have funded our operations primarily through private sales of equity securities. In May and November 1998, we raised a total of $935,000, net of offering costs, from the issuance of promissory notes that were converted into redeemable preferred stock in July 1999. Between November 1998 and April 1999, we received $3.0 million from the issuance of promissory notes to Nielsen Media Research. These notes were converted into redeemable preferred stock in August 1999 in connection with a preferred stock financing in which we raised $19.4 million, net of offering costs. In September 1999, we completed an additional redeemable preferred stock financing of $15.2 million, net of estimated offering costs.


    We have a total $1.2 million equipment line of credit with Venture
Lending & Leasing and Venture Lending & Leasing II. Borrowings under the line of credit are secured by all of our tangible assets and bear interest at an annual rate of 8%. In addition, we have a $1 million commercial line of credit with Heritage Bank of Commerce. Borrowings under this line are secured by our business assets other than those securing our equipment loans and bear interest at the bank's prime interest rate, which was 8.25% as of September 30, 1999. We also have a $350,000 line of credit with Heritage Bank of Commerce to fund equipment purchases. Any advances under this equipment line mature 36 months following funding and bear interest at the bank's prime rate. Our credit agreement with Heritage Bank contains certain financial covenants, including minimum liquidity at or above $5 million, tangible net worth of $10 million, and debt to tangible net worth ratio of 1-to-1. As of September 30, 1999, we were in compliance with all of these covenants.

    As of September 30, 1999 we had utilized approximately $500,000 under the equipment line of credit with Venture Lending & Leasing and Venture Lending & Leasing II.

    As of September 30, 1999, our principal source of liquidity was $28.7 million in cash and cash equivalents and $2.1 million available remaining under our lines of credit.


    Net cash used in operating activities was $1.3 million in 1997, $2.9 million in 1998 and $5.5 million in the nine months ended September 30, 1999. Net cash used in operating activities in 1997 reflected a net loss of $1.8 million offset principally by increases in accounts payable and accrued liabilities totaling $508,000. Net cash used in operating activities in 1998 reflected a net loss of $3.9 million and an increase of $158,000 in accounts receivable offset by depreciation and amortization of $200,000, an increase in accrued expenses of $334,000 and an increase in deferred revenue of $280,000. Net cash used in operating activities in the nine months ended September 30, 1999 reflected a net loss of $10.7 million and an increase of $1.2 million in accounts receivable offset by non-cash stock-based compensation charges totaling $2.3 million, an increase of $1.7 million in deferred revenue and an increase of $763,000 in accrued expenses.


    Since our inception, our investing activities have consisted primarily of purchases of fixed assets, principally computer hardware and software for our growing number of employees. Capital expenditures totaled $391,000 in 1997, $173,000 in 1998 and $328,000 in the nine months ended September 30, 1999. Although we had no material capital expenditure commitments as of September 30, 1999, we expect that capital expenditures will increase with our anticipated growth in operations, infrastructure and personnel both domestically and internationally. We do not expect to incur significant costs to make our software or internal information systems year 2000 compliant because we believe this software and these information systems are designed to function properly through and beyond year 2000.

    Net cash provided by financing activities totaled $2.3 million in 1997, $3.9 million in 1998 and $33.1 million in the nine months ended September 30, 1999. Net cash provided by financing activities primarily consisted of the proceeds of issuances of preferred stock and promissory notes in each of these periods and, in 1998 and the nine months ended September 30, 1998, included proceeds from the equipment line of credit.


    We believe that our existing balances of cash and cash equivalents and our available credit facilities will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months, although we could elect to seek additional funding prior to that time. We could require additional capital prior to the end of this period if, for example, we were to experience greater than expected losses from operations or if we were to pursue one or more business acquisitions or investments. At present we do not have any commitments or agreements for business acquisitions or investments. If we do require additional financing, however, we cannot be certain that it will be available when required, on favorable terms or at all. If we are not successful in raising additional capital as required, our business could be harmed. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders would be reduced.



    Although we currently have no material commitments for capital expenditures, we expect to experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel. We currently anticipate that we will continue to experience growth in our operating expenses beyond the next 12 months and that operating expenses will be a material use of our cash resources. In the event Nielsen Media Research is unable to consummate its planned purchase of additional shares of our common stock, it is highly likely that we will be required to raise additional capital in the future.


RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which amends SFAS No. 133 to be effective for all fiscal quarters or all fiscal years beginning after June 15, 2000, or January 1, 2001 for us. We do not expect that the adoption of this statement will have a material impact on our reported results of operations.

MARKET RISK

    The following discussion analyzes our exposure to market risk related to changes in interest rates and foreign currency exchange rates.

  FOREIGN CURRENCY EXCHANGE RATE RISK

    To date, substantially all of our recognized revenue has been denominated in U.S. dollars and generated primarily from customers in the United States, and our exposure to foreign currency exchange rates has been immaterial. We expect, however, that future product and service revenue may also be derived from international markets and may be denominated in the currency of the applicable market. As a result, our operating results may become subject to significant fluctuations based upon changes in exchange rates of certain currencies in relation to the U.S. dollar. Furthermore, to the extent that we engage in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products and services less competitive in international markets. Although we will continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not adversely affect our financial results in the future.

  INTEREST RATE RISK

    As of September 30, 1999, we had cash and cash equivalents of $28.7 million consisting of cash and highly liquid, short-term investments. Our short-term investments will decline by an immaterial amount if market interest rates increase, and therefore, our exposure to interest rate changes has been immaterial. Declines of interest rates over time will, however, reduce our interest income from our short-term investments. Our outstanding notes payable and capital lease obligations are all at fixed interest rates and therefore have minimal exposure to interest rates.

YEAR 2000 COMPLIANCE

    We are aware of the issues surrounding the year 2000 and problems relating to computers and computer software incorrectly distinguishing between 21st and 20th century dates. Year 2000 issues could affect our products and services as well as our internal management control systems.

    We are currently conducting a year 2000 readiness review of our proprietary software which is utilized to collect panel data and generate our Internet audience measurement information products and services. This review includes:

    - assessment and quality assurance testing of our proprietary software;

    - implementation, including remediation, upgrading and replacement of non-compliant product versions;

    - validation testing; and

    - contingency planning.

    We have completed all phases of our review, except for validation testing and contingency planning, as it relates to the current version of our software.

    We have designed all of our proprietary software to be year 2000 compliant. We define "year 2000 compliant" as the ability to:

    - correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

    - function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

    - where appropriate, respond to two-digit date input in a way that resolves the ambiguity as to a century in a disclosed, defined, and predetermined manner;

    - store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and

    - recognize the year 2000 as a leap year.


    We have tested our data collection software and our internal programs and, based on these tests, we believe that our software is year 2000 compliant. We are currently testing licensed software and freeware, obtained from third parties that is incorporated into our software, and have received written assurances from our primary vendor, Oracle, that this licensed software is year 2000 compliant. We therefore do not expect to expend significant resources to resolve year 2000 errors in our software. However, we can not be certain that our test procedures will uncover all possible year 2000 errors in our software. If our tests and design measures have failed to discover and resolve all year 2000 problems in our data collection software and we fail to provide or inaccurately provide services under the terms of a subscription agreement, our reputation could be harmed.



    Our internal systems include both our computer and network systems and other systems. We have initiated an assessment of our most important computer and network systems. To the extent we are not able to assess the technology provided by third-party vendors, we are seeking assurances from them that their systems are year 2000 compliant. We have received written assurances from our primary vendor, AboveNet, that its systems are year 2000 compliant. Although we are not currently aware of any material operational issues or costs associated with preparing these systems for the year 2000, we may experience unanticipated problems and costs caused by undetected errors or defects in the technology used in these systems.


    We have funded our year 2000 compliance plan from available cash and have not separately accounted for these costs. To date, these costs have not been material. We expect to incur additional costs related to the year 2000 compliance plan for:

    - administrative personnel to manage the project;

    - outside contractor assistance; and

    - product engineering and customer satisfaction.

    We expect to complete our assessment and resolution of all year 2000 problems that we are capable of addressing before December 31, 1999. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified and corrected. Furthermore, some year 2000 problems are beyond our control.

    We believe that our most likely worst-case scenario related to the year 2000 problem is a failure of a significant number of our panelists' computer systems to operate correctly. Were this to occur, our ability to collect data could be adversely affected and our sample size reduced resulting in inaccuracies in our reports and damage to our reputation.

    We have not developed a contingency plan to address situations that may result if we are unable to achieve year 2000 readiness of our critical operations and do not anticipate the need to do so. The cost of developing and implementing a plan may itself be material. We are also subject to external forces that might generally affect industry and commerce, such as year 2000 problems affecting utilities, Internet service providers or banks. A prolonged Internet, telecommunications or electrical failure, could prevent us from receiving data from our panel, processing the data and providing reports to our clients and could have a material adverse effect on our business, results of operations and financial condition.

                                    BUSINESS


    We provide Internet audience measurement information and analysis. Our products and services enable our customers to make informed business-critical decisions regarding their Internet strategies. We deliver accurate and timely Internet audience information, collected from a representative sample of Internet users, and augment this information with detailed, flexible reporting and in-depth analysis. Our customers include leading e-commerce companies, advertising agencies, media companies, Internet companies and financial institutions. We have formed strategic relationships with Nielsen Media Research, the leading source of television audience measurement and related services in the United States and Canada, and ACNielsen, a leading provider of market research information and analysis to the consumer products and services industries. We believe that these relationships allow us to offer the most accurate Internet audience information currently available. Our proprietary activity tracking and data collection technology gathers comprehensive and detailed information regarding Internet user behavior, including both site and advertising activity. We began providing Internet audience measurement products and services under the brand name Nielsen//NetRatings in March 1999. We believe that our Internet sampling methodologies, our real-time data collection technology, our powerful, flexible reporting systems, and our strategic relationships position us for leadership in the market for global Internet audience measurement and analysis.


INDUSTRY BACKGROUND

  GROWTH IN GLOBAL INTERNET USAGE, E-COMMERCE AND ONLINE ADVERTISING

    The Internet has emerged as a significant global medium for communications, information and commerce. It is growing dramatically, based on key measures, including total number of users, total number of Web sites, e-commerce transaction volume and online advertising dollars.

    Both content and e-commerce on the Internet are growing dramatically. According to International Data Corporation, or IDC, the number of individual Web site addresses, commonly referred to as "URLs," on the Internet has grown from approximately 18 million at the end of 1995 to approximately 925 million at the end of 1998, and is expected to grow to approximately 13 billion in 2003. Also, according to IDC, the number of users buying goods and services on the Internet has grown from approximately 3 million in 1995 to approximately
31 million in 1998, and is expected to grow to approximately 183 million in 2003. IDC estimates that the total annual value of goods and services purchased over the Internet has grown from approximately $296 million in 1995 to approximately $50 billion in 1998, and is expected to grow to over $1.3 trillion by 2003.

    As the Internet attracts larger numbers of users, spending for Internet advertising is expected to increase. According to Forrester Research, global annual online advertising expenditures are projected to increase from approximately $1.5 billion in 1998 to approximately $24 billion in 2003.

    In addition to the increasing number of Internet users, there has also been a significant increase in the number of devices that can access the Internet. While such devices originally consisted only of personal computers, there has been a recent emergence of a number of alternative devices to access the Internet, including television set-top boxes, handheld computing devices, Web-enabled phones and Internet gaming devices. According to IDC, the number of devices worldwide that are capable of accessing the Internet has grown from approximately 14 million at the end of 1995 to approximately 150 million at the end of 1998 and is expected to grow to approximately 722 million by the end of 2003.

  UNIQUE CHARACTERISTICS OF ONLINE COMMERCE AND ADVERTISING

    The Internet also presents advertisers and online businesses with a unique opportunity to target prospective consumers and to measure the return on their advertising or marketing investment. Using traditional media, such as television, an advertiser must broadcast its advertisements to an entire audience for a given program in a given market, even though the advertiser may have desired to target only a portion of the overall audience. With the Internet, on the other hand, users visiting the same Web page at the same moment can be presented with different advertisements based on their Internet usage behavior. In addition, while an advertiser using traditional media cannot directly measure how an individual audience member reacts to an advertisement, the Internet makes it possible for an advertiser or e-commerce company to track how its audience interacts with an advertisement or an e-commerce site.

  THE EXPECTED CONVERGENCE OF TELEVISION AND THE INTERNET

    We believe that the convergence of television programming with Internet content and interactivity represents a significant emerging trend. Today, considerable advertising is being conducted in traditional media, such as television, in order to drive traffic and commercial activity to Internet sites. For example, a Victoria's Secret advertisement aired during the 1999 Super Bowl was designed to draw people to an online fashion show conducted on the Victoria's Secret Web site. We believe that this trend toward the convergence of television and the Internet will continue. For example, we believe that, in the future, television content and advertising will include Internet links on which viewers can click to make a direct response, such as making an online purchase. As this convergence takes place, the ability to track television audiences as they use the Internet will become an increasingly critical requirement for all major advertisers and their agencies as they seek to capitalize on these cross-media opportunities.

  THE NEED FOR INTERNET AUDIENCE MEASUREMENT AND ANALYSIS

    As the Internet continues to evolve and online advertising and electronic commerce continue their dramatic growth, companies conducting business online are continually challenged to define and reach their target audiences as well as develop sophisticated online business strategies. The unique dynamics of the Internet require that online market participants understand their markets and quickly recognize and adapt to changing conditions in their particular industries. In order to remain competitive, these online companies demand detailed audience measurement information and analysis that will enable them to make informed business decisions in a timely manner. These companies are seeking a trusted third party source for information that can provide them with the following:

    - ACCURATE AND TIMELY INFORMATION. To be useful, information derived from audience samples must accurately reflect the size and behavior of the overall Internet audience. Accordingly, such information must be gathered from a large, representative sample using statistical methods that eliminate as much bias as possible. The information must also be timely; the faster the information can be analyzed and reported, the more efficiently an online business can adapt to its target audience's changing characteristics and preferences.

    - DETAILED, FLEXIBLE REPORTING AND ANALYSIS. The usefulness of Internet audience information can be significantly enhanced by detailed analysis presented in a flexible format that allows customers to manipulate the information to meet their unique requirements. Presenting information and analysis in this way could enable a customer to:

       - track the demographic profiles and behavior of users that visit a particular site or click on a particular banner advertisement, in order to target advertising at users matching particular demographic profiles;

       - correlate user behavior on a site with the user's behavior on the Internet before entering and after leaving the site, tracking other sites visited and how the user behaved on those sites;

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
       - track users' interactions with Web sites, such as the duration and frequency of visits to a site and the proportion of visitors to a site that make purchases during their visits, referred to as the "look-to-book" ratio;

       - track users' interactions with advertisements, such as the proportion of clicks on a banner advertisement compared to the number of times the advertisement appears, referred to as the "click-through rate," and the proportion of users that make a purchase after clicking on a particular advertisement, referred to as the "click-to-conversion" ratio;

       - evaluate banner advertisements to compare the effectiveness of different advertisements or to track a competitor's advertisement placements; and

       - identify significant trends relating to online companies and Internet usage.

    - CROSS-MEDIA AND CROSS-PLATFORM MEASUREMENT CAPABILITIES. To obtain a comprehensive measurement of Internet audience usage, companies conducting business online will require an Internet audience measurement solution that is capable of capturing data from both television and Internet users and across a wide range of Internet access devices. This requires specialized technologies and expertise to adapt audience measurement techniques to disparate emerging platforms. The data collection method must not only be capable of operating on different types of devices, but must also be capable of collecting and transmitting comparable streams of data regardless of the device.

    - A UNIFORM STANDARD OF MEASUREMENT. Internet audience measurement statistics are of limited use, unless Internet site and advertisement activity can be measured according to a common "yardstick." As has been the case with Nielsen Media Research in the market for television audience measurement and with Arbitron in the market for radio audience measurement, we believe that the company that provides the highest quality audience measurement information and analysis will eventually emerge as the industry standard.

    We believe that no standard has yet emerged because most companies offering Internet measurement services have been unable to provide a comprehensive solution that includes accurate and timely information, as well as detailed and flexible reporting and analysis. Accordingly, a significant market opportunity exists for a company that can provide customers with products and services that meet these needs.

THE NETRATINGS SOLUTION

    We deliver meaningful and timely information that enables our customers to make informed business-critical decisions regarding their Internet strategies. Our products, services and technology provide accurate Internet audience information combined with detailed and flexible reporting and in-depth analysis. We believe that our solution will enable us to become the standard for measuring the size, profile and behavior of Internet audiences. Our solution, marketed under the Nielsen//NetRatings brand, includes the following key components:

    ESTABLISHED SAMPLING METHODOLOGIES. Our solution is designed to provide reliable, independent information that customers need to make critical business decisions. We believe that our strategic relationship with Nielsen Media Research allows us to offer the most accurate Internet audience sampling methodology currently available. Nielsen Media Research has set the standard for television audience measurement over the past 50 years, utilizing an established sampling methodology that is widely used throughout the major segments of the audience measurement and media research industry. Nielsen Media Research develops our panel using the same sampling methodology that it uses in developing television audience panels. In addition, through our joint venture with ACNielsen, we intend to offer solutions in international markets utilizing ACNielsen's established audience sampling methodologies based upon its 76 years of experience in consumer market research.

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
    PROPRIETARY MEASUREMENT TECHNOLOGY. Our proprietary activity tracking and data collection technology gathers comprehensive and detailed information regarding Internet user behavior, including sites and pages visited, time spent on each site, advertising exposure and effectiveness, e-commerce transactions executed, and streaming media usage. The software also collects key information regarding activity on America Online's proprietary service. All of our data is collected from the entire panel and transmitted to our central database in real-time. The information is linked to demographic profiles of Internet users to provide comprehensive products and services for measuring Internet usage behavior. Once installed, our software requires virtually no panelist intervention and software updates are automatic.

    POWERFUL, FLEXIBLE REPORTING SYSTEMS. Our solution provides customers with a variety of daily, weekly and monthly reports that can be modified by our customers, enabling them to easily manipulate data to meet their specific information requirements. Our easy-to-use interface provides immediate access to various levels of detailed information and enables custom queries on selected information. Our service provides customers with two levels of information access, which are available in weekly and monthly reports based on data that has been uploaded to our database from our panel members' computers in real time. Our Quick Looks feature provides customers with comprehensive pre-defined Internet user behavior and demographic information. We also provide Select Views, which are powerful, easy-to-use, menu-driven queries that respond to specific information requests.

    TIMELY, INSIGHTFUL ANALYSIS. Our solution delivers insightful analysis based upon detailed Internet audience information. We augment our high-quality audience behavior information with meaningful analysis delivered on a timely basis, enabling our customers to take decisive action. The analytical services we provide are structured to deliver information and commentary on a weekly, monthly and quarterly timeframe. Additionally, we provide timely event-based reports, such as Internet activity during the Super Bowl. Customers purchasing our analytical services are entitled to a fixed number of consulting hours, during which they can have private access to our analysts for strategic consultation or custom analysis.

    COMPATIBLE, PORTABLE ARCHITECTURE. All of our information is collected using proprietary software that is compatible with devices that operate on a Java-enabled platform. Therefore, we believe that our architecture will seamlessly integrate with most new types of Internet access devices, enabling us to obtain useful data from most Internet users regardless of the access device they use.

STRATEGY

    Our objective is to become the standard for Internet audience measurement and the worldwide leader in Internet market research. We intend to establish this leadership position through the following key strategies:


    LEVERAGE OUR STRATEGIC RELATIONSHIPS. We intend to continue to leverage our key strategic relationships with Nielsen Media Research and ACNielsen by using their brands and industry relationships to facilitate the rapid deployment of our service with leading companies. Since March 1999, we have marketed our services under the Nielsen//NetRatings brand, and, combining our sales and marketing efforts with those of Nielsen Media Research, we have deployed our products and services with over 170 customers. We believe that the continued adoption of our products and services by leading companies will help facilitate the broad market acceptance of the Nielsen//NetRatings service as the industry standard for Internet audience measurement. Similarly, we intend to leverage our strategic relationship with ACNielsen to deploy our products and services into multiple international markets.


    INCREASE THE SIZE, SCOPE AND NUMBER OF OUR AUDIENCE MEASUREMENT PANELS. We intend to expand the size, scope and number of our audience measurement panels in order to increase the depth of information that we can provide our customers. We believe that expanding our panels will enable us to provide more detailed information regarding e-commerce trends, as well as more accurate information regarding smaller Internet sites and more focused advertising campaigns. A significant percentage of Internet usage takes place at the workplace, and our customers are increasingly requiring audience measurement information from this user segment. Accordingly, we are currently working to build an at-work panel through a number of initiatives including recruiting companies directly and leveraging our current strategic relationships.

    CAPITALIZE ON OUR ACCESS TO INFORMATION TO DEVELOP NEW PRODUCTS AND ENTER NEW MARKETS. We plan to continually innovate and introduce new products that will capitalize on our access to the extensive Internet activity data that we collect for our audience measurement products and services. We believe that our current technological and analytical capabilities allow us to offer the most accurate, complete and timely information on Internet usage available. As the volume and complexity of Internet usage increases, we believe that users will demand increasingly flexible and robust audience measurement products and services. We intend to continue to devote significant resources to developing additional technologies that will allow us to create solutions that meet these requirements. Additionally, we believe that analysis of data is becoming increasingly important to customers who use Internet audience information, and we intend to continue to develop new ways to analyze and present the information we collect. During the past year, we have created advanced reports and analyses specifically targeted to the investment community and e-commerce providers, and we intend to introduce similar products for the media segment and online business-to-business customers. We also intend to leverage our analytical capabilities to expand and enhance our specialized consulting services.


    EXPAND INTERNATIONALLY. We intend to capitalize on the global demand for Internet usage information by establishing panels in major international markets and expanding our customer base to include international companies. In June 1999, we formed NetRatings KK, a Japanese joint venture, to allow us to provide our products and services to the Japanese market. In September 1999, we entered into a joint venture with ACNielsen to develop and maintain Internet audience measurement panels and to market Nielsen//NetRatings products and services in other key international markets. Through this joint venture, we plan to develop audience measurement panels in Australia, Ireland, New Zealand and the United Kingdom in the first half of 2000 and in Austria, Denmark, Finland, France, Germany, Norway and Sweden by the end of 2000. We believe that our Internet measurement solution will provide global companies with the highest-quality information on worldwide Internet usage and flexible tools to use this information to make critical business decisions.


    POSITION OURSELVES TO CAPITALIZE ON THE CONVERGENCE OF TELEVISION AND THE INTERNET. We intend to position ourselves to become the audience measurement standard for the converging market for television programming and the Internet. We believe that the continued convergence of television and the Internet will require sophisticated products and services that provide meaningful information about usage behavior. We believe that we will be uniquely positioned for this convergence through our relationship with Nielsen Media Research, with its experience and expertise in television audience measurement, combined with our own Internet measurement technology. We intend to devote substantial resources and to work with Nielsen Media Research to develop the technologies and research methodologies that will allow us to be the audience measurement standard for this convergence.

STRATEGIC RELATIONSHIPS

  STRATEGIC RELATIONSHIP WITH NIELSEN MEDIA RESEARCH

    For nearly 50 years Nielsen Media Research's core business has been to provide high-quality, comprehensive audience viewing information on the television industry. The Nielsen ratings are vital to television program production, distribution and scheduling decision making, and are the currency for transactions between buyers and sellers of television advertising time.


    In October 1998, we began a strategic relationship with Nielsen Media Research to develop and market Internet audience measurement products and services in the United States and Canada using our technology combined with Nielsen Media Research's proprietary panel methodology. Through this relationship, we began developing an expanded Internet audience panel based on the Nielsen Media Research audience sampling methodology and enhanced versions of our software, to be marketed under the Nielsen//NetRatings brand. Under our agreement with Nielsen Media Research, we have the right to use the Nielsen name in connection with audience measurement and e-commerce consulting services derived from the panels developed and maintained by Nielsen Media Research. In March 1999, we launched our Nielsen//NetRatings product and service offerings. In August 1999, Nielsen Media Research made an equity investment in NetRatings.



    Under the operating agreement governing the relationship, which was entered into in August 1999, Nielsen Media Research is responsible for the development and maintenance of the at-home panel that generates the data for the Nielsen//NetRatings audience measurement service. We are responsible for the management, support and ongoing development of the data collection and reporting system. Under the operating agreement, we have formed an operating committee consisting of two representatives of Nielsen Media Research and two representatives of NetRatings. The operating committee's responsibilities include:



    - review of proposed levels of expenses by us and Nielsen Media Research related to sales and marketing, research and development and panel maintenance;



    - determination of the pricing of the Internet audience measurement services;



    - oversight of product quality control; and



    - approval of panel size and other panel-related changes.



    Under the operating agreement, Nielsen Media Research is responsible for marketing the service to traditional media customers, such as broadcast television networks, nationally-circulated magazines, news agencies, advertising agencies and other customers in the United States and Canada that are agreed to from time to time by Nielsen Media Research and us. We are responsible for selling to publishers, Internet-based businesses, Fortune 2000 corporations and financial institutions. We receive 100% of customer billings derived from sales of all of our products and services and pay Nielsen Media Research a commission of 35% of our billings for products and services sold by them. For the nine months ended September 30, 1999, we derived 18% of our total revenue from Nielsen Media Research generated billings. In the future, we expect this percentage to decrease, as we increase the size of our sales force and further expand into international markets.



    We will pay Nielsen Media Research ongoing fees for the costs of maintaining the at-home panel and the costs associated with any expansion of the panel. These fees will be charged at the same rates that Nielsen Media Research charges its own internal divisions, which are based on Nielsen Media Research's actual cost plus an allocated portion of its overhead costs.


    We have agreed not to sell advertising measurement data in the U.S. or Canada in conjunction with any product or service provided by any third party other than Nielsen Media Research. This restriction will terminate if Nielsen Media Research fails to meet certain annual sales goals that are to be mutually determined within one year after the date of the operating agreement and annually thereafter.

    The relationship may be terminated in the event of any of the following:

    - mutual agreement of the parties;

    - either party committing a material breach of the agreement, which is not defined in the agreement; or


    - Nielsen Media Research's equity ownership of NetRatings falling below 5% of NetRatings' outstanding Common Stock, assuming full exercise or conversion of all outstanding options, warrants and convertible securities.

    Upon a termination of our strategic relationship other than by mutual consent of the parties or as a result of our breach of the agreement, Nielsen Media Research will be obligated to provide panel maintenance services for up to one year thereafter. In addition, in such event, we will continue to have access to Nielsen Media Research's panel methodology for purposes of maintaining our at-home panel and the right to use Nielsen Media Research's trademarks for purposes of marketing our Internet audience measurement products and services for up to one year following the termination.

  JOINT VENTURE WITH ACNIELSEN


    Since its founding 76 years ago, ACNielsen has become a leading provider of media research services outside North America. It is also a global leader in providing business information, analysis and insights to consumer packaged goods companies, their brokers and retail organizations. ACNielsen offers services to customers in over 100 countries. Although ACNielsen and Nielsen Media Research were originally part of the same corporate organization, the two companies are no longer related.



    In September 1999, we entered into a joint venture with ACNielsen to develop and maintain audience measurement panels and to market Nielsen//NetRatings products and services in international markets. The joint venture is operated through a corporation to which we initially contributed $1,990 in capital in exchange for a 19.9% ownership interest and ACNielsen contributed $8,010 in exchange for an 80.1% interest. Through the joint venture, we plan to develop audience measurement panels based in Australia, Ireland, New Zealand and the United Kingdom in the first half of 2000 and in Austria, Denmark, Finland, France, Germany, Norway and Sweden by the end of 2000. ACNielsen has agreed to permit the joint venture to use the Nielsen name free of charge for so long as the joint venture agreement remains in effect.



    The joint venture's products and services will be based on data collected from Internet measurement panels that are established and maintained using ACNielsen's proprietary sampling methodology. Panel members will collect and deliver their Internet usage data using our proprietary collection software. The joint venture or ACNielsen will be responsible for establishing and maintaining the joint venture's audience measurement panels, and we will not be obligated to pay any additional fees related to these activities.


    The joint venture has exclusive rights to market its Internet audience measurement services in countries outside the United States, Canada and Japan. We have exclusive rights to market these services in the United States, Canada and Japan. Under this operating agreement, we have agreed not to offer any Internet audience measurement service in countries outside the United States, Canada and Japan. In addition, the joint venture and ACNielsen have agreed not to offer any competing Internet audience measurement service anywhere in the world. Notwithstanding the foregoing, the joint venture will have the right to offer such a service in Japan should it not gain access to the Japanese Internet usage data to which we have access, on the same terms to which we are subject.


    The joint venture pays us a fee of 10% of its gross revenues from the sale of products and services relating to Internet audience measurement information and analysis, subject to a minimum of $7.5 million and a maximum of $15 million in fees during the five years following the formation of the joint venture. Revenue from the joint venture's Internet audience measurement services will be allocated between us and the joint venture depending on the location of the customer and the location of the panel whose data is used in the service:


    - The joint venture retains 100% of any revenue from services that the joint venture sells to customers outside the United States and Canada based on data from panels outside those countries.

    - We and the joint venture each retain 50% of any revenue from services that we sell to customers in the United States and Canada based on data from panels outside those countries or services that the joint venture sells to customers outside the United States and Canada based on panel data from those countries.

    - The joint venture retains 35% of any revenue from services that the joint venture sells to customers inside the United States and Canada based on data from panels inside those countries, and we retain 65% of any revenue from such services.

    - If either we or the joint venture sells services based on data from a combination of panels located both inside and outside the United States and Canada, the allocation of revenue is determined by an operating committee consisting of two representatives of each company, with any decisions requiring a unanimous vote of those present, which must include at least one representative of each company.


    To complete the initial capitalization of the joint venture, ACNielsen has agreed to contribute cash to fund the initial start-up costs and we have granted an exclusive license with respect to our data collection technology for the covered territory, subject to specified performance criteria. We have entered into a stockholders agreement with ACNielsen setting forth procedures for funding the ongoing operations of the joint venture. ACNielsen will fund the initial start-up costs, including the costs incurred to establish Internet audience measurement panels in each of the countries, as they are incurred by the joint venture. The schedule for establishing these panels in each country is subject to determination from time to time by an operating commitee consisting of two representatives of NetRatings and two representatives of the joint venture corporation. ACNielsen has publicly announced that it expects to spend approximately $50 million over the next two years to fund these initial start-up costs. ACNielsen's contributions toward the initial startup costs will not result in any changes to either party's proportionate interest in the joint venture. Thereafter, the ongoing capital requirements of the joint venture will be the responsibility of both companies in proportion to their relative equity ownership of the joint venture.



    After the funding of the initial roll-out costs, the board of directors of the joint venture may make capital calls on the outstanding shares, acting in its sole discretion. If, after a capital call, either company defaults on its capital contribution, then the joint venture will issue to the other company shares of a senior class of preferred stock having a value equal to that company's capital contribution. In the event of such a capital call, we may not have sufficient resources to satisfy our contribution obligations, particularly if Nielsen Media Research is unable to complete its planned purchase of additional shares of our common stock. We expect the initial start-up phase of the joint venture to continue for at least two years and therefore believe that such a capital call is unlikely during such period. After the third anniversary of the date of the agreement, NetRatings has the right to require a capital call if it can demonstrate that such capital is necessary in order for the joint venture to exploit commercial opportunities that would be in the best interests of the joint venture partners. Such a capital call is subject to the default provisions described above, except that if these provisions would result in ACNielsen having insufficient equity ownership to include the joint venture in its consolidated tax returns during 2003 or 2004, then ACNielsen can require that NetRatings receive convertible debt securities in lieu of the senior class of preferred stock.


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
    Under the stockholders agreement, ACNielsen has a right of first refusal to purchase any shares of the joint venture that we wish to sell to a third party. If the joint venture does not effect an initial public offering within five years, we have the right to require ACNielsen to purchase our equity interest at its fair market value at that time.

PRODUCTS AND SERVICES

    Our products and services provide our customers with the ability to accurately track and analyze Internet audience behavior, in addition to in-depth research reports across a variety of Internet-related subjects. Our products and services, which are marketed under the Nielsen//NetRatings brand, include:

    - INFORMATION SERVICES. These services provide information such as comprehensive traffic measures for Web sites, audience exposure and response to advertising banners and audience demographics linked directly to site and advertising data;

    - ANALYTICAL SERVICES. These services are comprised of market research reports and analysis for specific markets such as the e-commerce and investment communities, and related analyst consultation; and

    - CUSTOM RESEARCH. This research is performed on an as-requested basis in support of customers' special projects.

  INFORMATION SERVICES

    We provide a range of syndicated weekly and monthly Internet audience measurement reports that can be accessed online. We currently offer two categories of reports. Our Quick Looks reports provide customers with comprehensive, pre-defined Internet user behavior and demographic information. Our Select Views reports provide customers with specific audience information generated by a powerful, menu-driven interface.

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
    QUICK LOOKS REPORTS

    - WEB SITE REPORTS. These reports provide key measures of Internet users' site activity. Each report contains information on the size and demographic composition of the unique audience, the percent of the total Internet audience that can be reached at each site, the sites ranked by audience size or other criteria, total page views, and pages viewed and time spent per person.

               REPORT                                   DESCRIPTION
------------------------------------------------------------------------------------
Top Web Sites by Property              Reports key information for all Web sites
                                       owned by the same entity. For example, a
                                       report for Time Warner would include all
                                       activity information for all of the Time
                                       Warner-owned properties including Warner
                                       Brothers and CNN Web Sites.
------------------------------------------------------------------------------------
Top Web Sites by Domain                Reports key information for activity on
                                       individual domains. For example,
                                       www.yahoo.com is considered one domain, and
                                       may consist of numerous individual Web Sites.
------------------------------------------------------------------------------------
Top Web Sites by Unique Site           Reports key information by individual site
                                       and top pages within a site. For example,
                                       www.quote.yahoo.com is a unique site within
                                       the www.yahoo.com domain.
------------------------------------------------------------------------------------
Top Web Sites by Category              Categorizes sites and domains by content
                                       groupings such as sports, finance, news and
                                       information, allowing comparison of similar
                                       sites.
------------------------------------------------------------------------------------
Custom Property                        Provides alternative customized site
                                       consolidations based on client requests.
------------------------------------------------------------------------------------

    - BANNERTRACK REPORTS. These reports provide detailed audience information about Internet banner advertising for use in competitive research, advertising and creative analysis, as well as an overall view of current advertisers and where they are advertising. These reports allow advertising planners to evaluate the creative content of advertising and how effectively advertising reaches various audiences. Key measures include the number of actual advertising images, banner rank, unique audience size and demographic composition, percent of the Internet audience that can be reached by each advertisement and click rate.


               REPORT                                   DESCRIPTION
------------------------------------------------------------------------------------
Top Banner Advertisements by           Ranks the top viewed banner advertisements
Impression                             and sponsorship buttons.
------------------------------------------------------------------------------------
Advertising by Domain                  Ranks the top advertising sites with
                                       information showing the advertisers and their
                                       respective advertising that appeared on
                                       individual sites.
------------------------------------------------------------------------------------
Advertising by Company                 Ranks the top advertisers with detailed
                                       information showing the sites on which they
                                       advertised and identifying their top
                                       advertisements.
------------------------------------------------------------------------------------

    - AUDIENCE SUMMARY REPORTS. These reports provide a comprehensive profile of the entire Internet audience including size and demographic composition of the unique audience, total page views, number of usage sessions and time spent per person.

               REPORT                                   DESCRIPTION
------------------------------------------------------------------------------------
Audience Profile                       Displays overview information for the total
                                       U.S. Internet population.
------------------------------------------------------------------------------------
Daily/Hourly Traffic                   Details Audience Profile report information
                                       by specific day and hour.
------------------------------------------------------------------------------------
Average Usage                          Displays summary statistics on overall
                                       Internet usage.
------------------------------------------------------------------------------------
AOL Audience                           Displays audience size, audience demographic
                                       composition and average time spent within the
                                       America Online proprietary service.
------------------------------------------------------------------------------------

    SELECT VIEWS REPORTS

    Our Select Views reports provide customers with the ability to pinpoint specific audience information via easy-to-use, menu-driven queries into the Nielsen//NetRatings database.

               REPORT                                   DESCRIPTION
------------------------------------------------------------------------------------
Site Reports
------------------------------------------------------------------------------------
  Demographic Targeting                Allows customers to identify the best sites
                                       to reach a specific demographic population on
                                       the Web. Information includes the size of the
                                       audience and the percent of the audience at a
                                       given site meeting the demographic targeting
                                       criteria.
------------------------------------------------------------------------------------
  Audience Profile                     Provides a detailed side-by-side demographic
                                       comparison of audiences at different sites.
------------------------------------------------------------------------------------
  Unduplicated Audience                Provides an analysis of the audience overlap
                                       across multiple sites. Details the size and
                                       demographic composition of the site's shared
                                       and exclusive audience.
------------------------------------------------------------------------------------
  Trend                                Allows graphical comparison of audience
                                       statistics for multiple sites across
                                       user-selected time periods.
------------------------------------------------------------------------------------
BannerTrack Advertising Reports
------------------------------------------------------------------------------------
  Demographic Targeting                Allows customers to identify which
                                       advertising has been the most effective in
                                       reaching particular demographic groups.
------------------------------------------------------------------------------------
  Audience Profile                     Allows customers to compare the audience size
                                       and demographic composition for selected
                                       advertisements in the same campaign, or
                                       across different advertisers.
------------------------------------------------------------------------------------

  ANALYTICAL SERVICES

    We leverage the information gathered in our core database by offering analysis that places the data into context, geared toward the specific research needs of the e-commerce and investment communities. Subscribers to our analytical services also receive direct access to a NetRatings analyst for a specific number of hours of private consultation. Our analytical services include:

    E-COMMERCE STRATEGIES SERVICE

    This series of reports focuses on strategic opportunities with an emphasis on success factors in particular segments of the e-commerce market.

               REPORT                                   DESCRIPTION
------------------------------------------------------------------------------------
Commerce Data                          Published periodically, analyzes e-commerce
                                       activity, including audience traffic patterns
                                       and "look-to-book" data.
------------------------------------------------------------------------------------
Spotlights                             Published weekly, offers both qualitative and
                                       quantitative perspectives to identify major
                                       changes by industry sectors and individual
                                       companies. Compares and contrasts relative
                                       Internet usage of related companies.
------------------------------------------------------------------------------------
Hot & Not                              Published monthly, looks at significant
                                       trends in Internet usage affecting specific
                                       industry sectors and individual companies.
------------------------------------------------------------------------------------
Trends                                 Published quarterly, contains in-depth
                                       analysis of key industry sectors and their
                                       participants.
------------------------------------------------------------------------------------

    INTERNET INVESTMENT STRATEGIES SERVICE

    This series of reports provides research information for the investment community, geared to meet the specific needs of market analysts, institutional investors, brokers and venture capitalists.

               REPORT                                   DESCRIPTION
------------------------------------------------------------------------------------
SnapShots                              On-demand reports provide a timely view of a
                                       profiled company's Internet usage with
                                       qualitative commentary and brief historical
                                       overview.
------------------------------------------------------------------------------------
Spotlights                             Published weekly, offers both qualitative and
                                       quantitative perspectives to identify major
                                       changes by industry sectors and individual
                                       companies. Compares and contrasts relative
                                       Internet usage of related companies.
------------------------------------------------------------------------------------
Hot & Not                              Published monthly, looks at significant
                                       trends in Internet usage affecting specific
                                       industry sectors and individual companies.
------------------------------------------------------------------------------------
Trends                                 Published quarterly, contains in-depth
                                       analysis of key industry sectors and their
                                       participants.
------------------------------------------------------------------------------------

  CUSTOM RESEARCH

    We make research services available to our customers on an as-requested basis. Because we utilize real-time data collection, we can provide overnight analysis on a custom basis. In one custom research project, for example, we analyzed the usage activities of visitors to a selected group of portal sites in order to learn the percentage of a particular portal's audience that also visited the other portals. Another custom project studied differences in online behavior between a site's registered users and unregistered users.

AUDIENCE MEASUREMENT METHODOLOGY


    Our Internet measurement products and services extend to the Internet the Nielsen Media Research sampling methodology for television audiences by collecting, aggregating and correlating Internet usage data with demographic profiles of panel members. The resulting information is organized in a manner consistent with traditional media research data so that the advertiser or marketer can integrate Nielsen//NetRatings information into the development of comprehensive media, marketing and product plans. Our panel of at-home Internet users is currently more than 37,000 persons, and we are in the process of increasing the size of this panel.



    We are also developing a panel of at-work Internet users to enable us to collect data regarding the significant proportion of Internet usage that takes place at the workplace. We began developing this panel in September 1999. We recently began collecting data from this panel and expect to recruit more than 3,000 panel members by the end of 1999.


    We believe that the quality of information derived from a sample is directly related to the quality of the sample. To assure quality, our panel sampling methodology includes the following critical components:

    ENUMERATION. Enumeration studies are conducted to determine the total size and demographic makeup of the Internet user population and are used as the basis for ensuring that sample behaviors are representative of the total audience population. Our principal competitor in the market for Internet audience measurement services conducts enumeration studies on a quarterly basis. In order to more accurately gauge the size and shape of the rapidly changing Internet user universe, we conduct our enumeration studies on a monthly basis.

    SAMPLE DESIGN. For a sample to be representative of the total Internet user population, the selection process must be random. In addition, the higher the cooperation rate among selected individuals, the more representative the sample and the more reliable the sample data. Our at-home panel is constructed using a process called random digit dialing, which involves recruiting panel members by calling randomly selected telephone numbers. Telephone numbers are randomly and systematically selected with equal probability, with adjustments made to account for households with more than one phone number. To maximize the cooperation rate, households are called up to 15 times in an attempt to make contact. Eligible households, namely, those with a PC and Internet access, are recruited to participate in the panel. Those that agree to participate are mailed a membership packet that includes tracking software and installation instructions and are given a small savings bond for their participation. Eligible households that decline to participate in the panel, households without Internet access, non-residential telephone numbers and non-working or non-contacted telephone numbers are called again at six-month intervals.

    SAMPLE MANAGEMENT. Given the continuing rapid growth of the Internet, the online population changes in size and composition faster than audiences of other major media. Our sample management process strives for ongoing cooperation from existing panel members. We also recontact previous non-Internet households to ensure that new telephone numbers are included in the random sampling process.

TECHNOLOGY

    Through the use of our proprietary tracking software, we developed the following audience measurement capabilities:

    - daily and weekly activity reports made possible by collection of user activity data in real time;

    - advertising banner tracking and reporting by banner, advertiser and domain; and

    - tracking e-commerce purchase activity and related audience behavior.

NetRatings audience tracking software has the following characteristics:

    - collects real-time, comprehensive Web activity and AOL proprietary online service activity;

    - collects the same data in the same way, regardless of whether the user is accessing the Internet via a PC, Macintosh, UNIX or other platform, and provides portability to non-PC Internet access devices such as television set-top boxes and Internet gaming devices;

    - automatically measures banner advertisement viewing and clicking, e-commerce activity, cached page views and page loading times;

    - requires virtually no panelist intervention once installed and can be automatically upgraded, allowing functional enhancement without panelist interaction; and

    - automatically encrypts all panelist activity data prior to transmission.

    We have also designed the NetRatings reporting system for flexibility of information delivery and ease of use. We publish weekly as well as monthly data. Our reporting schedule is 72 hours after the end of the period for weekly data and 10 days after the end of the period for monthly data. Information is organized in consistently formatted, easy-to-use tables with extensive drill-down capabilities and search utilities. Additional "self-service" custom queries are supported via the menu-driven interface. Online help accompanies all tables. The Web-based design ensures continual access to information regardless of the user's location.

CUSTOMERS


    More than 170 customers currently use our services for a wide range of purposes including planning, buying and selling Internet-based advertising; planning and developing e-commerce strategies; gaining competitive intelligence; understanding Internet user behavior; and analyzing and tracking Internet investment opportunities. The following table is a list of our top four customers based on contract value in each of our principal customer sectors.



CUSTOMER SECTOR                                  REPRESENTATIVE CUSTOMERS
---------------------------------------------------------------------------------------------
Advertising Agencies         Avenue A                         Grey
                             Carat                            TBWA/Chiat/Day
---------------------------------------------------------------------------------------------

Advertisers and E-Commerce   Bell South                       Gateway
Companies                    Drugstore.com                    REI
---------------------------------------------------------------------------------------------

Media Companies              Discovery Communications         Universal
                             Time Warner                      Univision
---------------------------------------------------------------------------------------------

Internet Companies           America Online                   Microsoft
                             Lycos                            Net2Phone
---------------------------------------------------------------------------------------------

Financial Services           C.E. Unterberg, Towbin           CIBC World Markets
Companies                    Chase Manhattan                  KPMG
---------------------------------------------------------------------------------------------


SALES AND MARKETING

    Nielsen//NetRatings products and services are sold by NetRatings and Nielsen Media Research in their respective markets. Under the operating agreement governing our strategic relationship with Nielsen Media Research, NetRatings has responsibility for selling to publishers, Internet-based business, Fortune 2000 corporations and financial institutions. As of September 30, 1999, we had 15 sales representatives located in Milpitas, California and Chatham, New Jersey. The Nielsen Media Research sales effort is focused on its traditional customers: advertising agencies, television and cable networks, and local station affiliates. Nielsen Media Research is also responsible for selling to companies with whom it has strategic relationships, including such companies as Procter & Gamble, America Online, Microsoft and Viacom. NetRatings sales representatives receive a base salary and are eligible for commissions based on revenue and sales goals. Nielsen Media Research is paid a commission for its sales of the Nielsen//NetRatings services.

    Our primary marketing objective is to leverage and build upon the brand-awareness of the Nielsen//NetRatings name throughout our target audiences. We use public relations activities to gain extensive mention of our products and services as well as use of, and/or reference to, our data by both traditional and Internet press, and financial and industry analysts. Further company and product visibility is gained through speaking engagements and participation at industry events by our executive officers. In addition, we provide daily updates on unique audience size at top Internet sites to the Bloomberg service that distributes online financial information to 140,000 terminals worldwide. Each week, Advertising Age magazine features an entire page of audience and advertising data from our service. We generate additional brand-awareness by providing our data for the acknowledgement of ownership through partnerships with other publishers, media services and Internet companies such as AdAuction, AdKnowledge, NetGravity and Reuters.

INTERNATIONAL OPERATIONS

    In June 1999, we commenced our international expansion by establishing a joint venture, NetRatings KK, in which we currently hold a minority interest with several Japanese investors holding the remaining interests. NetRatings KK is responsible for building and maintaining a Japanese audience measurement panel and introducing our products and services to the Japanese market. We have licensed our data collection and reporting technology to NetRatings KK for use in Japan. NetRatings KK is currently modifying this technology for use in Japan and is in the process of recruiting a Japan-market panel. The initial audience measurement service is scheduled to be available in the first quarter of 2000.

    In September 1999, we entered into a joint venture with ACNielsen to develop and maintain Internet audience measurement panels and to market products and services under the Nielsen//NetRatings brand in other key international markets. See "--Strategic Relationships--Joint Venture with ACNielsen."

RESEARCH AND DEVELOPMENT

    We believe that our future success and our ability to become the standard for Internet audience measurement information and analysis will depend in large part on our ability to continually develop new and enhanced products and services. Accordingly, we are committed to the investment of significant resources in research and product development activities. Our research and development activities are organized into three functional areas: measurement and data collection technology development, reporting systems development and operations, and panel operations and support.

    During 1997, 1998 and the nine months ended September 30, 1999, our research and development expenses were $994,000, $1.2 million and $1.8 million, respectively. As of September 30, 1999, we had 18 employees engaged in research and development activities.

INTELLECTUAL PROPERTY

    Our success and ability to compete is dependent in part on the protection of our proprietary technology and information. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Although we have filed for a patent on certain aspects of our technology, we cannot assure you that a patent will issue as a result of this pending application or that any patent that may be issued will be upheld. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection, and there can be no assurance that our intellectual property rights, if challenged, will be upheld as valid or will be adequate to protect our proprietary technology and information. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our technology or to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

    To date, we have not been notified that our technology infringes the proprietary rights of third parties. However, in the future third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology to avoid infringement, our business would be significantly harmed.

COMPETITION


    The market for Internet audience measurement and analysis is new and rapidly evolving and becoming increasingly competitive. In the market for Internet audience measurement services, our principal competitor is Media Metrix, which we believe to be the leading provider of such services, based on annual revenues. We are not aware of any other significant competitors in this market, although we expect competition in this market to intensify in the future. With respect to provision of analytical services, we compete with companies such as Forrester Research, Gartner Group and Jupiter Communications that provide Internet market research and industry analysis based on data derived from surveys.


    We believe that the market for Internet audience measurement services will eventually gravitate toward a uniform standard, based on data collected by a single service provider, that will allow companies to make meaningful decisions regarding online advertising. We therefore believe that one leading provider is likely to emerge in the market for Internet audience measurement services. Media Metrix has provided Internet audience measurement services since 1995 and, as the "first mover" in this market, has a head start in becoming the industry standard for such services.

    We believe that the principal competitive factors in our market are:

    - the development of independent, reliable measurement panels that are representative of the entire target audience;

    - the timeliness of reported results;

    - the breadth and depth of measurement services offered and their flexibility and ease of use;

    - the ability to provide quality analytical services derived from Internet audience measurement information;

    - the ability to offer products and services in international markets; and

    - pricing.

    Most of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial and marketing resources than we have. In addition, some of our competitors may be able to:

    - devote greater resources to marketing and promotional campaigns;

    - adopt more aggressive pricing policies; or

    - devote more resources to technology and systems development.

In light of these factors, we may be unable to compete successfully in our market.

EMPLOYEES

    As of September 30, 1999, we had 50 full-time employees, with:

    - 18 in research and development;

    - 27 in sales and marketing; and

    - 5 in general and administration.

    Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage and consider our employee relations to be good.

FACILITIES


    Our corporate headquarters are located in Milpitas, California. We lease approximately 9,700 square feet for our headquarters which includes research and development, sales and marketing and general and administrative operations, under leases expiring between January 2000 and September 2000. We also lease a sales office in Chatham, New Jersey. We recently entered into a lease for approximately 20,000 square feet for our new headquarters in Milpitas, which commences in February 2000 and expires in February 2005.



PENDING LITIGATION



    On November 4, 1999, PaineWebber Incorporated filed a lawsuit against us in the Supreme Court of the State of New York for the County of New York. The suit involves an agreement entered into in May 1999 in which we engaged PaineWebber to act as our financial advisor with respect to a potential strategic transaction. The specific transaction for which PaineWebber was engaged was not consummated. However, the lawsuit alleges that we have breached our obligations under the agreement by failing to pay PaineWebber a fee based upon our subsequent sale of equity securities to Nielsen Media Research and by failing to retain PaineWebber as a managing underwriter for this offering. The complaint seeks damages in the aggregate amount of not less than $1.9 million and reimbursement for PaineWebber's attorneys' fees relating to the dispute. We believe, based on consultation with our counsel, that we have substantial defenses to PaineWebber's claims, and we intend to defend the lawsuit vigorously. We expect to incur substantial legal fees and expenses in connection with the litigation, and it may also result in the diversion of our internal resources. As a result, our defense of this litigation, regardless of its eventual outcome, will likely be costly and time consuming. The litigation is in the preliminary stage, and we are unable to predict its final outcome. However, an adverse outcome could materially affect our results of operations and financial position.

                                   MANAGEMENT


DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES



    The following table sets forth our directors, executive officers, other key employees and the additional persons nominated by Nielsen Media Research to serve on our board of directors after Nielsen Media Research becomes a majority stockholder, their ages and the positions currently held by them:



NAME                                       AGE                            POSITION
----                                       ---                            --------
David J. Toth (1)......................        43   President, Chief Executive Officer and Director
Jack R. Lazar (1)......................        34   Vice President, Chief Financial Officer and Secretary
Frank Sammann (1)......................        57   Executive Vice President of Worldwide Sales
Charles L. ("Tim") Meadows (1).........        45   Senior Vice President of Marketing
Simon Chen (1).........................        50   Vice President of Engineering
Stephen J. Gross.......................        44   Vice President of Finance and Controller
Robert L. Hooven.......................        46   Vice President and General Manager of International
                                                      Operations
Barbara D. Jarzab......................        42   Vice President of Research
William C. Schaub......................        53   Vice President of Business Panel Development
Allen P. Weiner........................        46   Vice President of Analytical Services
David A. Norman (2)(3).................        63   Chairman of the Board
Jack T. Serfass (3)....................        36   Director
James J. Geddes, Jr. (2)...............        49   Director
David H. Harkness (2)..................        55   Director
Michael P. Connors (3).................        44   Director
John A. Dimling........................        61   Director Nominee
Thomas A. Mastrelli....................        52   Director Nominee
Gerald S. Hobbs........................        58   Director Nominee
Daniel O'Shea..........................        46   Director Nominee
Charles E. Leonard.....................        63   Director Nominee


------------------------
(1) Executive Officer
(2) Member of Audit Committee
(3) Member of Compensation Committee

    DAVID J. TOTH co-founded NetRatings in July 1997 and has served as our President and Chief Executive Officer and a member of our board of directors since our inception. From November 1992 to June 1997, Mr. Toth was employed by the Network Products Group of Hitachi Computer Products, Inc., as a Director from November 1992 to October 1993 and as Vice President from October 1993 to June 1997. Mr. Toth holds a B.S. in Electrical Engineering from the University of Pittsburgh.

    JACK R. LAZAR has served as our Vice President, Chief Financial Officer and Secretary since August 1999. From January 1996 to August 1999, Mr. Lazar was Vice President, Chief Financial Officer and Secretary of Apptitude, Inc., a developer and manufacturer of network management solutions. From June 1992 to December 1995, Mr. Lazar was employed by Electronics For Imaging, Inc., a developer of color servers and color management software, first as Financial Planning Manager and later as Controller and Principal Financial and Accounting Officer. From September 1987 to June 1992, Mr. Lazar worked in various audit positions at Price Waterhouse (now PricewaterhouseCoopers LLP). Mr. Lazar holds a B.S.C. from Santa Clara University and is a certified public accountant.

    FRANK SAMMANN has served as our Executive Vice President of Worldwide Sales since October 1999. From February 1999 to October 1999, Mr. Sammann was President and Chief Executive Officer of Decisive Technology, a customer satisfaction survey provider. From July 1998 through January 1999, Mr. Sammann was employed as a recruiter for Montgomery West, an executive search firm.
Mr. Sammann served as Vice President of Corporate Accounts for JTS Corporation, a disk drive manufacturer, from February 1996 to June 1998. From August 1992 to February 1996, Mr. Sammann was Vice President of Far East Sales and Marketing for Conner Peripherals, a manufacturer of disk drives. Mr. Sammann was also Senior Vice President of Sales for Dataquest, a market research company, for over 10 years. Mr. Sammann holds a B.S. in Journalism and Marketing from the University of Oregon.

    CHARLES L. ("TIM") MEADOWS co-founded NetRatings in July 1997 and has served as our Senior Vice President of Marketing since September 1999. He also served as our Vice President of Marketing from our inception to September 1999 and as a member of our board of directors from our inception to August 1999. From
May 1996 to July 1997, Mr. Meadows was self-employed as a marketing consultant. From July 1991 to May 1996, Mr. Meadows was employed by Cornerstone
Imaging, Inc., a document imaging company, initially as Director of Marketing and later as Vice President, Marketing. From September 1988 to July 1991,
Mr. Meadows was Director of Strategic Planning at Hitachi Computer
Products, Inc. Mr. Meadows holds a B.S. in Business Administration and an M.B.A. from the University of California at Berkeley.

    SIMON CHEN co-founded NetRatings in July 1997 and has served as our Vice President of Engineering since our inception. From September 1989 through June 1997, Mr. Chen was employed as a Senior Software Development Manager for Hitachi Computer Products, Inc. Mr. Chen holds an M.S. in Electronic Engineering from the South Dakota School of Mines and Technology and an M.B.A. from the University of San Diego.

    STEPHEN J. GROSS has served as our Vice President of Finance and Controller since February 1999. From June 1998 to January 1999, Mr. Gross was employed as Vice President of Finance and Controller of Globalcast Communications, Inc., a software company. From October 1997 to May 1998, Mr. Gross was engaged as a consultant to Informix Software, Inc., Inhale Therapeutic Systems and Softbankforums. From September 1987 to October 1997, Mr. Gross was a Senior Vice President of Operations and Corporate Controller for Koll-Dove Global Disposition Services, LLC, an auction services company. From July 1982 to September 1987, Mr. Gross was a partner in the firm of Gross & Gralitzer, Certified Public Accountants. Mr. Gross holds a B.S. degree from California State University at Northridge.

    ROBERT L. HOOVEN has served as our Vice President and General Manager of International Operations since October 1999. He served as our Vice President of Sales and Business Development from August 1997 to October 1999. From July 1993 to August 1997, Mr. Hooven was employed by Cornerstone Imaging, Inc. and its affiliated companies in a variety of sales and management positions, most recently Vice President of Worldwide Sales. Mr. Hooven holds a B.S. in Business Administration from Norwich University.

    BARBARA D. JARZAB has served as our Vice President of Research since December 1997. From December 1994 to December 1997, Ms. Jarzab was employed as a Senior Vice President of the Analytic Consulting and Testing Division of Information Resources, Inc. From December 1991 to December 1994, Ms. Jarzab was a Vice President, InfoScan Household Panel Product Management Group for Information Resources, Inc. Ms. Jarzab holds a B.S. in Sociology and Economics from DePaul University and an M.A. in Sociology from the University of Chicago.

    WILLIAM C. SCHAUB has served as our Vice President of Business Panel Development since May, 1999. From January 1998 to April 1999, Mr. Schaub was Vice President of Computer Research at the Gartner Group. From December 1995 to December 1997, Mr. Schaub was the Director of Computer Research at
Dataquest, Inc., a market research company. From May, 1993 to December, 1995, Mr. Schaub was a Sales Executive at Dataquest. Mr. Schaub holds a B.S. in Business from California State University, Sacramento and an M.B.A. from St. Mary's College.

    ALLEN P. WEINER has served as our Vice President of Services since
March 1999. From December 1994 to March 1999, Mr. Weiner was employed as Vice President/Chief Analyst for Dataquest, Inc.

From June 1993 to November 1994, Mr. Weiner was a Manager in the Electronic Information Services Department of the Chronicle Publishing Company/San Francisco Newspaper Agency. From June 1993 to September 1993, Mr. Weiner was an Operations Manager for Chronicle CityLine. From June 1990 to June 1993,
Mr. Weiner was Editor of Interactive World for Virgo Publishing, Inc.
Mr. Weiner holds a B.A. in American Studies from Muhlenberg College and an M.A. in Communications and Theater from Temple University.

    DAVID A. NORMAN has served as a member of our board of directors since December 1997 and as our Chairman since November 1998. Since February 1998, Mr. Norman has been a private investor in high technology companies. From March 1994 to February 1998, Mr. Norman was Chairman and CEO of Technically Elite, Inc., a computer networking company. Mr. Norman was the founder, President and Chief Executive Officer of Businessland, Inc. Mr. Norman also founded Dataquest, a market research company. Mr. Norman is also a director of FVC.com, Inc. and a number of private companies. Mr. Norman holds a B.S. in Mechanical Engineering from the University of Minnesota and an M.S. in Industrial Engineering from Stanford University.

    JACK T. SERFASS has served as a member of our Board of Directors since August 1997. Mr. Serfass is a co-founder and co-chairman of Bowstreet Software, Inc., a web services automation company. From April 1990 to June 1997, Mr. Serfass was CEO and President of Preferred Systems, Inc., a network management company of which he was a co-founder. Mr. Serfass holds a B.S. degree in Management Information Systems from the University of Rhode Island.

    JAMES J. GEDDES, JR. has served as a member of our Board of Directors since August 1999. Since September 1995, Mr. Geddes has been a Managing Director of Trans Cosmos U.S.A. Inc., a venture capital investing company. From
November 1992 to September 1995, Mr. Geddes was President and Chief Executive Officer of InVision Systems Corporation, a video conferencing software company. Mr. Geddes also serves as a director of several private companies. Mr. Geddes holds a B.S. in Electrical Engineering from the University of Maryland.

    DAVID H. HARKNESS has served as a member of our Board of Directors since September, 1999. Mr. Harkness has been employed by Nielsen Media Research, Inc. since 1975, most recently as Senior Vice President of Planning and Development. Mr. Harkness holds a B.A. in Chemistry from Bates College and an M.B.A. in Marketing and Finance from the University of Connecticut.

    MICHAEL P. CONNORS has served as a member of our Board of Directors since September 1999. Since May 1996, Mr. Connors has been the Vice Chairman and a Director of ACNielsen. From April 1995 to November 1996, he was a Senior Vice President and Chief Human Resources Officer of The Dun & Bradstreet Corporation, a business information company. From 1989 to May 1995, Mr. Connors was Senior Vice President for American Express Travel Related Services. Mr. Connors holds a B.S. in Business Administration and Finance from the University of Kansas and an M.A. in Human Resource Management from Central Michigan University.


    JOHN A. DIMLING has been nominated by Nielsen Media Research to serve on our board of directors after Nielsen Media Research becomes a majority stockholder. He has served as President and Chief Executive Officer of Nielsen Media Research, Inc. since July 1998. He was previously President and Chief Operating Officer from July 1993 to June 1998. Mr. Dimling holds an A.B. in Mathematics from Dartmouth College, an M.S. in Industrial Administration from Carnegie Mellon University and a J.D. from George Washington University.



    THOMAS A. MASTRELLI has been nominated by Nielsen Media Research to serve on our board of directors after Nielsen Media Research becomes a majority stockholder. He has been Chief Operating Officer of VNU USA, Inc. since
January 1999. From April 1998 to December 1998, Mr. Mastrelli served as Executive Vice President and General Manager of VNU USA, Inc. From 1981 to
April 1998,
he was a partner at the public accounting and consulting firm of Leslie Sufrin and Company. He holds a B.B.A. from Pace University and an M.B.A. from Fordham University.



    GERALD S. HOBBS has been nominated by Nielsen Media Research to serve on our board of directors after Nielsen Media Research becomes a majority stockholder. He has served as Chairman and Chief Executive Officer of VNU USA, Inc. since 1994 and has served as a member of the Executive Board of Directors of VNU N.V. since 1998. Prior to joining VNU N.V., Mr. Hobbs was the Chief Executive Officer of BPI Communications, a wholly-owned subsidiary of VNU USA, Inc., from 1994 to 1998. He has also served as both the Chairman of the Board and a Director of the American Business Press, and is currently a Director of the Advertising Council, Inc., BPA International, Luxuryfinder.com and the Construction Market Data Group.



    DANIEL O'SHEA has been nominated by Nielsen Media Research to serve on our board of directors after Nielsen Media Research becomes a majority stockholder. He has served as the Chief Operating Officer of VNU Marketing Information Inc., a provider of precision-marketing solutions, since November 1997. From August 1991 to October 1997, Mr. O'Shea was Chief Operating Officer of Bill Communications, a publisher of busines-to-business magazines and an organizer/producer of trade shows. Mr. O'Shea holds a B.S. in Economics from Lehman College and an M.B.A. from Pace University.



    CHARLES E. LEONARD has been nominated by Nielsen Media Research to serve on our board of directors after Nielsen Media Research becomes a majority stockholder. He has served as President of VNU Marketing Information, Inc., a provider of precision-marketing solutions, since May 1991. Mr. Leonard holds a B.S. in Management Technology from Massachusetts Institute of Technology and an M.B.A. from the Wharton School.


BOARD COMPOSITION

    Our board of directors is currently fixed at six directors. Each of our executive officers is elected by the board of directors and serves at its discretion. Each of our officers and directors, other than nonemployee directors, devotes his full time to the affairs of NetRatings. Our nonemployee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.


    Pursuant to a stockholders agreement among NetRatings, Nielsen Media Research and the other holders of our preferred stock, we have agreed to use our best efforts to cause a representative of Nielsen Media Research to be elected to our board of directors at each annual meeting of stockholders, or to cause two such representatives to be elected in the event Nielsen Media Research exercises both of its warrants in full. Pursuant to a further agreement between NetRatings and Nielsen Media Research, after Nielsen Media Research completes its purchase of additional shares of common stock in connection with this offering and exercises both of its warrants in full, we will be obligated to use our best efforts to cause a sufficient number of such representatives to be elected at each annual meeting such that those representatives will constitute a majority of our board of directors. See "Related Party Transactions--Strategic Relationships--Strategic Alliance with Nielsen Media Research."


BOARD COMMITTEES

    The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee currently consists of Messrs. Geddes, Harkness and Norman.

    The compensation committee of our board of directors reviews and recommends to the board the compensation and benefits of all executive officers of NetRatings, and establishes and reviews general policies relating to compensation and benefits of NetRatings employees. The compensation committee currently consists of Messrs. Norman, Geddes and Serfass.

COMPENSATION OF DIRECTORS

    Directors of NetRatings do not receive cash compensation for their services as directors or members of committees of the board of directors. We reimburse directors for their reasonable expenses incurred in attending meetings of the board of directors.

    In June 1998, we issued to Messrs. Norman and Serfass options to purchase 210,000 shares of common stock and 42,500 shares of common stock, respectively, at an exercise price of $0.10. In June 1999, we issued to Mr. Norman an option to purchase 210,000 shares of common stock at an exercise price of $0.50. In August 1999, we issued to Mr. Geddes an option to purchase 25,000 shares of common stock at an exercise price of $6.22 per share. Each of these options vests at the rate of 1/4 of the shares after one year and 1/48 of the shares monthly thereafter. Each option is fully-exercisable, subject to our right to repurchase any unvested shares at the original purchase price in the event that the optionee no longer is a director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


    Our compensation committee currently consists of Messrs. Norman, Connors and Serfass. In May 1998, Mr. Norman made a loan to us of $100,000, bearing interest at 9% per year. In July 1999, Mr. Norman cancelled this indebtedness in exchange for 165,206 shares of our Series B preferred stock. In connection with these transactions, we also issued to Mr. Norman a warrant to purchase 78,989 shares of Series B preferred stock at an exercise price of $0.63 per share. In
August 1999, we issued to Mr. Norman two full-recourse promissory notes having an aggregate principal amount of $125,160 in connection with the exercise of stock options. The notes bear interest at 5% per annum and are due in August 2002. See "Related Party Transactions--Financing Transactions" and "--Loans to Director."



    In September 1999, we entered into a joint venture with ACNielsen to develop and maintain audience measurement panels and to market Nielsen//NetRatings products and services in international markets. The joint venture is operated through a corporation to which we initially contributed $1,990 in capital in exchange for a 19.9% ownership interest and ACNielsen contributed $8,010 in exchange for an 80.1% interest. Mr. Connors is an executive officer of ACNielsen, which is the beneficial owner of 19.0% of our outstanding common stock. See "Related Party Transactions--Strategic Relationships."


EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION INFORMATION

    The following table sets forth information regarding compensation received during the year ended December 31, 1998 by our Chief Executive Officer and the two other executive officers whose total salary and bonus earned during the fiscal year ended December 31, 1998 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                       ------------
                                                           ANNUAL       NUMBER OF
                                                        COMPENSATION    SECURITIES
                                                        ------------    UNDERLYING
NAME AND PRINCIPAL POSITION                                SALARY        OPTIONS
---------------------------                             ------------   ------------
David J. Toth.........................................    $151,731         --
  President and Chief Executive Officer
Charles L. ("Tim") Meadows............................    $141,615        173,000
  Vice President of Marketing
Simon Chen............................................    $107,914        129,750
  Vice President of Engineering

  OPTION GRANTS

    The following table sets forth information regarding grants of stock options to each of the executive officers named in the Summary Compensation Table during the year ended December 31, 1998. All of these options were granted under our 1998 Stock Plan. The percentage of total options set forth below is based on an aggregate of 567,750 options granted to employees during the year ended
December 31, 1998. All options were granted at the fair market value of our common stock, as determined by the Board of Directors, on the date of grant. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC, based on a common stock value of $0.10 at the beginning of the option term, and do not represent NetRatings' estimate or projection of the future stock price.

                OPTIONS GRANTED IN YEAR ENDED DECEMBER 31, 1998

                                                    INDIVIDUAL GRANTS
                                    --------------------------------------------------    POTENTIAL REALIZABLE VALUE
                                    NUMBER OF     % OF TOTAL                              AT ASSUMED ANNUAL RATES OF
                                    SECURITIES     OPTIONS                                 STOCK PRICE APPRECIATION
                                    UNDERLYING    GRANTED TO    EXERCISE                        FOR OPTION TERM
                                     OPTIONS     EMPLOYEES IN     PRICE     EXPIRATION   -----------------------------
NAME                                 GRANTED     FISCAL YEAR    ($/SHARE)      DATE           5%              10%
----                                ----------   ------------   ---------   ----------   -------------   -------------
David J. Toth.....................         --          --            --           --              --              --
Charles L. ("Tim") Meadows........    173,000        30.5%        $0.10       6/5/08      $1,087,988      $2,757,174
Simon Chen........................    129,750        22.9         $0.10       6/5/08      $  815,991      $2,067,881

  OPTION EXERCISES AND FISCAL YEAR-END HOLDINGS

    The table below sets forth the number of shares of common stock acquired and the value and the number of shares of common stock subject to exercisable and unexercisable options held as of December 31, 1998 by each of the executive officers named in the Summary Compensation Table. No executive officers exercised any options during that year.

   AGGREGATE OPTION EXERCISES IN FISCAL 1998 AND VALUES AT DECEMBER 31, 1998

                                 NUMBER OF SHARES UNDERLYING        VALUE OF UNEXERCISED
                                    UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                           12/31/98                     12/31/98(1)
                                 ----------------------------   ----------------------------
NAME                             EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                             ------------   -------------   ------------   -------------
David J. Toth..................            --             --              --             --
Charles L. ("Tim") Meadows.....        97,312         75,688              --             --
Simon Chen.....................        72,984         56,766              --             --

       ----------------------------------------

       (1)  None of these options was in-the-money at this date.

STOCK PLANS

  1998 STOCK PLAN

    NetRatings' 1998 Stock Plan was adopted by the board of directors and approved by the stockholders on January 30, 1998. NetRatings is authorized to issue up to 2,965,000 shares of common stock under this plan. The 1998 Stock Plan is currently being administered by the board of directors. The plan allows grants of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, including officers and employee directors. In addition, it allows grants of nonstatutory options and stock purchase rights to employees, non-employee directors and consultants. The plan expires in January 2008, but may be terminated sooner by the board of directors.

    The exercise price of incentive stock options granted under the 1998 Stock Plan must not be less than the fair market value of a share of the common stock on the date of grant. In the case of nonstatutory stock options, the exercise price must not be less than 85% of the fair market value of a share of the common stock on the date of grant. With respect to any optionee who owns stock representing more than 10% of the voting power of all classes of NetRatings' outstanding capital stock, the exercise price of any incentive stock option must be equal to at least 110% of the fair market value of a share of the common stock on the date of grant, and the term of the option may not exceed five years. The terms of all other options may not exceed ten years. The aggregate fair market value (determined as of the date of option grant) of the common stock for which an incentive stock option may become exercisable for the first time may not exceed $100,000 in any calendar year. Rights to acquire restricted stock may also be granted under the 1998 Stock Plan. Stock purchase rights generally are granted subject to a repurchase option in favor of NetRatings that expires pursuant to a vesting schedule. The purchase price of these awards must be less than 85% of the fair market value of a share of common stock on the grant date. The Board of Directors or any committee administering the 1998 Stock Plan has discretion to determine vesting schedules and exercise requirements, if any, of all awards granted under the plan. However, the plan provides that in connection with a change in control, if the acquiring corporation fails to assume the plan's outstanding awards or replace them with substantially equivalent new awards, all awards will become immediately exercisable in full.

    As of September 30, 1999, 555,000 shares of common stock had been issued pursuant to the 1998 Stock Plan, options to purchase 1,722,000 shares of common stock, with a weighted average exercise price of $2.04, were outstanding, and 688,000 shares remained available for future grants.

  1999 EMPLOYEE STOCK PURCHASE PLAN


    NetRatings' 1999 employee stock purchase plan was adopted by the Board of Directors in October 1999. A total of 250,000 shares of common stock are reserved for issuance under the plan. This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by the Board of Directors. Employees, including officers and employee directors, are eligible to participate in the plan if they are employed by NetRatings for more than 20 hours per week, do not beneficially own more than 5% or more of the Company's stock (treating shares subject to outstanding options as beneficially owned) and work 6 months or more per calendar year. The plan will be implemented during sequential six-month offering periods, the first of which will commence on the effective date of this offering and will terminate on July 31, 2000. After the effective date of this offering, offering periods under the plan will generally begin on February 1 and August 1 of each year.


    The employee stock purchase plan permits eligible employees to purchase NetRatings common stock through payroll deductions, which may not exceed 15% of the employee's base salary. Stock may be purchased under the plan at a price equal to 85% of the fair market value of NetRatings common stock on either the first or the last day of the offering period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of a participant's employment with NetRatings. Participants may not purchase shares of common stock having a value, measured at the beginning of the offering period, greater than $25,000 in any calendar year or more than 2,500 shares in any offering period.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under some circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933.

    As permitted by the Delaware General Corporation Law, NetRatings has adopted provisions in its certificate of incorporation which provide that its directors shall not be personally liable for monetary damages to NetRatings or its stockholders for a breach of fiduciary duty as a director, except liability for:

    - a breach of the director's duty of loyalty to NetRatings or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - an act related to our unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; or

    - transactions from which the director derived an improper personal benefit.

    These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. NetRatings' certificate of incorporation also authorizes NetRatings to indemnify its officers, directors and other agents to the full extent permitted under Delaware law.

    As permitted by the Delaware General Corporation Law, NetRatings' bylaws provide that:

    - NetRatings is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

    - NetRatings is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

    - the rights provided in the bylaws are not exclusive.

    NetRatings intends to enter into separate indemnification agreements with each of its directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require NetRatings, among other things, to indemnify its officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also require NetRatings to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

    At present, there is no pending litigation or proceeding involving any of NetRatings' directors, officers, employees or agents where indemnification by NetRatings is sought. In addition, NetRatings is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

    NetRatings maintains directors' and officers' liability insurance and intends to continue to maintain this insurance in the future.

                           RELATED PARTY TRANSACTIONS

FINANCING TRANSACTIONS


    Since our inception, we have issued common stock and preferred stock to our directors, executive officers and our 5%-or-greater stockholders in a series of financing transactions. Shares of our Series B, Series C and Series D convertible preferred stock are convertible into common stock at the rate of one share of common stock for every two shares of preferred stock. All outstanding shares of our preferred stock will be automatically converted into common stock immediately prior to the closing of this offering.


  SERIES B PREFERRED STOCK FINANCING


    In May and November 1998, we borrowed a total of $895,000 from a group of lenders to whom we issued promissory notes bearing interest at the annual rate of 9%. These notes provided that all outstanding principal and accrued interest would be automatically converted into Series B convertible preferred stock in the next equity financing. In July 1999, we sold a total of 1,477,151 shares of Series B convertible preferred stock to a group of investors at a purchase price of approximately $0.63 per share, or $935,037 in the aggregate. At this time, the May 1998 promissory notes were converted into shares of Series B convertible preferred stock and each lender received a warrant to purchase additional shares of Series B convertible preferred stock, at an exercise price of approximately $0.63 per share, in an amount having an aggregate exercise price equal to 50% of the amount lent by the lender. Persons who participated in these transactions included the following:



                                                                  AMOUNT     CURRENT                  AMOUNT    CURRENT
INVESTOR                        LOAN AMOUNT    SERIES B SHARES     PAID      VALUE(1)    WARRANTS      PAID     VALUE(2)
--------                       -------------   ---------------   --------   ----------   ---------   --------   --------
David A. Norman..............    $100,000          165,206       $100,000   $1,073,839    78,989     $50,000    $463,429
David J. Toth................    $ 50,000           82,603         50,000      536,920    39,495      25,000     231,718
Charles L. Meadows...........    $ 25,000           41,302         25,000      268,463    19,748      12,500     115,862
Simon Chen...................    $ 25,000           41,302         25,000      268,463    19,748      12,500     115,862


------------------------------


(1) Calculated on an as-converted basis assuming an initial public offering price of $13.00 per share.



(2) Calculated on an as-converted basis assuming an initial public offering price of $13.00 per share, less the exercise price of $0.63 per share.


Mr. Norman is chairman of our board of directors and the beneficial owner of 5.1% of our outstanding common stock. Mr. Toth is our President and Chief Executive Officer, a member of our board of directors and the beneficial owner of 17.6% of our outstanding common stock. Messrs. Meadows and Chen are executive officers of our company and the beneficial owners of 6.3% and 4.2%, respectively, of our outstanding common stock.

  SERIES C PREFERRED STOCK FINANCING


    In August 1999, we sold an aggregate of 6,413,751 shares of Series C convertible preferred stock at a purchase price of approximately $3.11 per share, or $20,000,000 in the aggregate, to the following investors:



                                                          SERIES C      AMOUNT        CURRENT
INVESTOR                                                   SHARES        PAID        VALUE(1)
--------                                                  ---------   -----------   -----------
Trans Cosmos............................................  3,527,563   $11,000,000   $22,929,160
Nielsen Media Research..................................  2,886,188     9,000,000    18,760,222


------------------------


(1) Calculated on an as-converted basis assuming an initial public offering price of $13.00 per share.

Trans Cosmos and Nielsen Media Research are the beneficial owners of 19.3% and 48.0%, respectively, of our outstanding common stock, and two of our directors, James J. Geddes, Jr. and David H. Harkness, are affiliates of Trans Cosmos and Nielsen Media Research, respectively.


    In connection with this financing transaction, we entered into additional agreements with Nielsen Media Research superseding the term sheet that had previously governed our strategic relationship and issued warrants entitling Nielsen Media Research to purchase shares of common stock after the completion of this offering. Also in connection with this financing transaction, Trans Cosmos made a cash investment in our Japanese joint venture. See "--Strategic Relationships--Strategic Relationship with Nielsen Media Research," "--Strategic Relationships--Japanese Joint Venture" and "Business--Strategic Relationships--Strategic Relationship with Nielsen Media Research."

  SERIES D PREFERRED STOCK FINANCING


    In September 1999, we sold an aggregate of 4,887,050 shares of Series D convertible preferred stock at a purchase price of approximately $3.14 per share, or $15,342,893 in the aggregate, to the following investors:



                                                                        AMOUNT        CURRENT
INVESTOR                                            SERIES D SHARES      PAID        VALUE(1)
--------                                            ---------------   -----------   -----------
ACNielsen.........................................     3,992,454      $12,536,306   $25,950,951
Trans Cosmos......................................       492,029        1,544,971     3,198,188
Nielsen Media Research............................       402,567        1,264,060     2,616,686


------------------------


(1) Calculated on an as-converted basis assuming an initial public offering price of $13.00 per share.



ACNielsen, Trans Cosmos and Nielsen Media Research are the beneficial owners of 19.0%, 19.3% and 48.0%, respectively, of our outstanding common stock, and three of our directors, Michael P. Connors, James J. Geddes, Jr. and David H. Harkness, are affiliates of ACNielsen, Trans Cosmos and Nielsen Media Research, respectively.


LOANS TO DIRECTOR

    In August 1999, we issued to Mr. Norman two full-recourse promissory notes having an aggregate principal amount totaling $125,160 in connection with the exercise of stock options. The notes bear interest at 5% per annum and are due in August 2002.

STRATEGIC RELATIONSHIPS

  STRATEGIC RELATIONSHIP WITH NIELSEN MEDIA RESEARCH


    In August 1999, simultaneously with our sale of Series C preferred stock to Nielsen Media Research, the beneficial owner of 58.4% of our outstanding common stock, we entered into additional agreements with Nielsen Media Research superseding the term sheet that had previously governed our strategic relationship. In connection with this transaction, we granted Nielsen Media Research two warrants to purchase our common stock. The first warrant is exercisable for 553,054 shares of common stock at an exercise price of $7.20 per share, and the second is exercisable for 6,000,000 shares of common stock at an exercise price of $12.00 per share or 60% of the price at which our common stock is sold in this offering, whichever is lower. These warrants become exercisable upon the effectiveness of the registration statement related to this offering and expire on December 31, 2001, in the case of the first warrant, and December 31, 2004, in the case of the second warrant.



    We also granted Nielsen Media Research the right to purchase additional shares of our common stock in connection with this offering, at the public offering price. Nielsen Media Research has the right to purchase a sufficient number of shares of our common stock to enable it to own 54% of our outstanding common stock on a fully-diluted basis, that is, assuming the exercise of all outstanding options and warrants (including the warrants it holds) immediately following this offering. If Nielsen Media Research elects to exercise this right and purchase all or a portion of the stock it is entitled to purchase, our other stockholders will be entitled to sell to Nielsen Media Research, at the public offering price, a portion of the shares it has elected to purchase, subject to our right to limit the aggregate number of shares to be sold by other stockholders, in consultation with the underwriters in the offering. Each stockholder may sell a pro rata portion of the total number of shares that our stockholders may sell to Nielsen Media Research, based on the number of shares held by that stockholder divided by the number of shares held by all of our stockholders that have the right to sell stock to Nielsen Media Research. If the shares tendered by our other stockholders are not sufficient to satisfy Nielsen Media Research's election to purchase additional shares, then Nielsen Media Research will have the right to purchase the excess directly from us.



    Nielsen Media Research has elected to exercise the foregoing purchase right as to a number of shares that would give it 52% of our outstanding common stock on a fully-diluted basis, subject to the expiration or early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and associated regulations. Our other stockholders have agreed to sell an aggregate of 626,793 of their shares of common stock to Nielsen Media Research in connection with its exercise of this right. Accordingly, we expect that Nielsen Media Research will purchase 8,382,844 shares directly from us upon the exercise of this right. The stockholders who have agreed to sell shares to Nielsen Media Research include the following directors and executive officers:



                                              SHARES    AGGREGATE PROCEEDS(1)
                                              -------   ----------------------
David A. Norman.............................   50,000         $  650,000
David J. Toth...............................  296,814         $3,858,582
Charles L. ("Tim") Meadows..................   89,271         $1,160,523
Simon Chen..................................   75,000         $  975,000


------------------------


       (1) Based on an assumed initial public offering price of $13.00 per share.



    In addition, we entered into a stockholders agreement with Nielsen Media Research and the other holders of our preferred stock which, among other things, grants Nielsen Media Research the right to nominate one director for election to our board of directors, or two such directors in the event that Nielsen Media Research exercises both of its warrants in full. These rights will terminate when Nielsen Media Research ceases to own at least 5% of our outstanding stock, assuming the exercise of all outstanding options and warrants.



    In November 1999, we entered into an additional agreement with Nielsen Media Research. Pursuant to this agreement, Nielsen Media Research agreed to purchase a number of shares of our common stock such that it will own 52% of our outstanding shares on a fully-diluted basis, measured as of the closing date of this offering, subject to the expiration or early termination of the Hart-Scott-Rodino waiting period. If, upon the consummation of this purchase, Nielsen Media Research would not own a majority of our common stock on a fully-diluted basis, then it will have the right to purchase enough additional shares to obtain such a majority, provided that in no case may it purchase more than the number of shares that would have given it 54% of our fully-diluted outstanding shares if that percentage were measured as of the closing date of this offering. The agreement further provides that, if Nielsen Media Research completes its purchase of additional shares of common stock in connection with this offering and exercises both of its warrants in full, we will elect a sufficient number of Nielsen Media Research representatives to our board of directors such that its representatives will constitute a majority of our board. Nielsen Media Research is currently the beneficial owner of 48.0% of our outstanding common stock, and one of our directors, David H.

Harkness, is an affiliate of Nielsen Media Research. See "Risk Factors--Our officers, directors and principal stockholders may exert substantial control over us" and "Business--Strategic Relationships--Strategic Alliance With Nielsen Media Research."


  JOINT VENTURE WITH ACNIELSEN


    In September 1999, we established a joint venture with ACNielsen to develop and maintain audience measurement panels and to market our products and services in key international markets. In connection with the formation of this joint venture, we licensed our data collection and reporting technology to the joint venture and ACNielsen licensed its panel development methodology to the joint venture and agreed to contribute cash to fund the joint venture's start-up costs. ACNielsen is the beneficial owner of 19.0% of our outstanding common stock, and one of our directors, Michael P. Connors, is an affiliate of ACNielsen. See "Business--Strategic Relationships--Joint Venture with ACNielsen."


  JAPANESE JOINT VENTURE

    In June 1999, we and several Japanese investors established a joint venture, NetRatings KK, to which we licensed our data collection and reporting technology and the other investors contributed cash. In August 1999, Trans Cosmos, a beneficial owner of 19.3% of our common stock, invested approximately
$2.3 million in NetRatings KK. See "Business--International Operations."

ASSET PURCHASE FROM HITACHI

    We purchased our original data collection technology from Hitachi in January 1998 in exchange for cash in the amount of $100,000. At the time of this transaction, Hitachi owned more than 5% of our outstanding stock.

                             PRINCIPAL STOCKHOLDERS


    The table below sets forth information known to us regarding the beneficial ownership of our common stock as of October 31, 1999, and as adjusted to reflect the sale of the common stock offered hereby, the purchase by Nielsen Media Research of 8,382,844 shares of common stock from us and 626,793 shares of common stock from other stockholders, including some of the stockholders listed below, and the exercise by Nielsen Media Research of warrants to purchase 6,553,054 shares of common stock, and the exercise of warrants to purchase 88,863 shares of common stock prior to the completion of this offering, by:


    - each stockholder who is known by us to beneficially own more than 5% of our outstanding common stock;

    - each of our executive officers listed on the Summary Compensation Table under "Management;"


    - each of our directors and director nominees; and


    - all of our executive officers and directors as a group.

The address for Messrs. Toth, Meadows and Norman is c/o NetRatings, Inc., 830 Hillview Court, Suite 225, Milpitas, CA 95035.


                                                         SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                          OWNED BEFORE THE         OWNED AFTER THE
                                                             OFFERING(1)             OFFERING(1)
                                                        ---------------------   ---------------------
BENEFICIAL OWNER                                          NUMBER     PERCENT      NUMBER     PERCENT
----------------                                        ----------   --------   ----------   --------
5% STOCKHOLDERS:
Nielsen Media Research, Inc.(2).......................   8,197,431     48.0%    17,207,069     58.4%
  299 Park Avenue
  New York, NY 10171

Trans Cosmos U.S.A. Inc...............................   2,009,795     19.1      2,009,795      6.8
  777 108th Avenue N.E.
  Bellevue, WA 98004

ACNielsen Corporation.................................   1,996,227     19.0      1,996,227      6.3
 177 Broad Street
  Stamford, CT 06901

                                                         SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                          OWNED BEFORE THE         OWNED AFTER THE
                                                             OFFERING(1)             OFFERING(1)
                                                        ---------------------   ---------------------
BENEFICIAL OWNER                                          NUMBER     PERCENT      NUMBER     PERCENT
----------------                                        ----------   --------   ----------   --------
EXECUTIVE OFFICERS AND DIRECTORS:
David J. Toth(3)......................................   1,858,543     17.6%     1,561,729      5.8%
Charles L. ("Tim") Meadows(4).........................     671,087      6.3        581,816      1.9
David A. Norman(5)....................................     542,097      5.1        492,097      1.6
Simon Chen(6).........................................     448,446      4.2        373,446      1.3
Jack T. Serfass(7)....................................     105,000        *         75,000        *
Jack R. Lazar.........................................          --       --             --       --
Frank Sammann.........................................          --       --             --       --
David H. Harkness(8)..................................   8,197,431     48.0     17,207,069     58.4
John A. Dimling(8)....................................   8,197,431     48.0     17,207,069     58.4
Thomas A. Mastrelli(8)................................   8,197,431     48.0     17,207,069     58.4
Gerald S. Hobbs(8)....................................   8,197,431     48.0     17,207,069     58.4
Daniel O'Shea(8)......................................   8,197,431     48.0     17,207,069     58.4
Charles E. Leonard(8).................................   8,197,431     48.0     17,207,069     58.4
James J. Geddes, Jr.(9)...............................   2,034,795     19.3      2,034,795      6.5
Michael P. Connors(10)................................   1,996,227     19.0      1,996,227      6.3
All executive officers and directors as a group
  (10 persons)(11)....................................  15,853,626     91.0%    24,322,172     81.5%


------------------------

*   Less than 1%.


(1) The number of shares beneficially owned and the percentage of shares outstanding are based on (a) 10,518,809 shares outstanding as of October 31, 1999 and (b) 29,543,570 shares outstanding after completion of this offering, assuming no exercise of the underwriters' over-allotment option, and assuming that Nielsen Media Research purchases 8,382,844 shares from us concurrently with the completion of this offering and exercises warrants for 6,553,054 shares upon completion of this offering, and that warrants for an additional 88,863 shares (including all of the warrants held by the persons shown on this table) and exercised immediately prior to the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of common stock subject to options and warrants exercisable within 60 days following
    October 31, 1999 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person. Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them.



(2) Includes 6,553,054 shares issuable upon exercise of warrants that will become exercisable upon the completion of this offering.



(3) Includes 19,742 shares issuable upon exercise of warrants that are currently exercisable. Mr. Toth has agreed to sell 296,814 shares to Nielsen Media Research in connection with this offering.



(4) Includes 120,562 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after October 31, 1999 and 9,874 shares issuable upon exercise of warrants that are currently exercisable. Mr. Meadows has agreed to sell 89,271 shares to Nielsen Media Research in connection with this offering.



(5) Includes 39,494 shares issuable upon exercise of warrants that are currently exercisable. Mr. Norman has agreed to sell 50,000 shares to Nielsen Media Research in connection with this offering.



(6) Includes 90,421 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after October 31, 1999 and 9,874 shares issuable upon exercise of warrants that are currently exercisable. Mr. Chen has agreed to sell 75,000 shares to Nielsen Media Research in connection with this offering.



(7) Includes 42,500 shares issuable upon exercise of options that are currently exercisable.



(8) Consists of 1,644,377 shares held of record by Nielsen Media Research and 6,553,054 shares issuable upon exercise of warrants held by Nielsen Media Research that will become exercisable upon the completion of this offering. Mr. Harkness is a member of our board and Messrs. Dimling, Mastrelli, Hobbs, O'Shea and Leonard have been nominated to join our board after Nielsen Media Research acquires a majority of our outstanding common stock.
    Messrs. Harkness and Dimling are executive officers of Nielsen Media Research, and Messrs. Mastrelli, Hobbs, O'Shea and Leonard are executive officers of Nielsen Media Research's parent corporation, VNU N.V., or of other subsidiaries of VNU N.V. Accordingly, these individuals may be deemed to share voting or investment control with respect to these shares. Each of these individuals disclaims beneficial ownership of these shares. The address for Messrs. Harkness, Mastrelli, Hobbs, O'Shea and Leonard is c/o Nielsen Media Research Inc., 299 Park Avenue, New York, NY 10171.



(9) Consists of 2,009,796 shares held of record by Trans Cosmos and 25,000 shares issuable upon exercise of options held by Mr. Geddes that are currently exercisable. Mr. Geddes is a Managing Director of Trans Cosmos and may be deemed to share voting or investment control with respect to these shares. Mr. Geddes disclaims beneficial ownership of these shares. The address for Mr. Geddes is c/o Trans Cosmos U.S.A. Inc., 777 108th Avenue N.E., Bellevue, WA 98004.



(10) Consists of shares held of record by ACNielsen. Mr. Connors is an executive officer of ACNielsen and may be deemed to share voting or investment control with respect to these shares. Mr. Connors disclaims beneficial ownership of these shares. The address for Mr. Connors is c/o ACNielsen Corporation, 177 Broad Street, Stamford, CT 06901.



(11) Includes shares held of record by Nielsen Media Research, Trans Cosmos and ACNielsen. See footnotes 2, 3 and 4. Also includes 278,483 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after October 31, 1999 and 6,632,038 shares issuable upon exercise of warrants that are currently exercisable or will become exercisable upon completion of this offering.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, NetRatings' authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

    The following is a summary of the material terms of NetRatings' common stock and preferred stock. Please see NetRatings' certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

COMMON STOCK

    As of September 30, 1999, there were 3,892,332 shares of NetRatings common stock outstanding, after giving effect to the proposed one-for-two reverse split of the common stock, held of record by 24 stockholders. The holders of NetRatings common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the closing of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the board out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of NetRatings, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of NetRatings common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon the closing of this offering will be, fully paid and non-assessable.


CONVERTIBLE PREFERRED STOCK



    Upon the closing of this offering, all NetRatings convertible preferred stock outstanding will be converted into an aggregate of 6,626,476 shares of common stock. Thereafter, up to 5,000,000 shares of undesignated preferred stock will be authorized for issuance. NetRatings' Board of Directors has the authority, without further action by its stockholders, to issue preferred stock in one or more series. In addition, the Board may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of NetRatings or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of NetRatings' common stock. At present, NetRatings has no plans to issue any shares of preferred stock.


WARRANTS

    As of September 30, 1999, after giving effect to the one-for-two reverse split of the common stock and the conversion of all outstanding shares of preferred stock into common stock, there were outstanding warrants to purchase common stock as follows:

    - warrants to purchase an aggregate of 353,471 shares at an exercise price of $1.27 per share, which expire upon the closing of this offering;

    - a warrant to purchase 553,054 shares at an exercise price of $7.20 per share, expiring in December 2001;

    - a warrant to purchase 6,000,000 shares at an exercise price of the lower of $12.00 per share or 60% of the initial public offering price of the shares sold in this offering, expiring in December 2004;

    - warrants to purchase 47,618 shares at an exercise price of $0.42, expiring in December 2006;

    - warrants to purchase 9,434 shares at an exercise price of $2.12, expiring in December 2006;

    - a warrant to purchase 26,415 shares at an exercise price of $2.12, expiring in April 2008; and

    - a warrant to purchase 43,293 shares at an exercise price of $6.24 per share, expiring in September 2004.

REGISTRATION RIGHTS


    Under the Second Restated Rights Agreement dated as of September 23, 1999, by and among NetRatings and various NetRatings stockholders, holders of an aggregate of 13,659,763 shares of NetRatings common stock that are outstanding or issuable upon exercise of warrants have registration rights with respect to their shares of common stock.


    Beginning six months after the date of this prospectus, these holders have the right to require NetRatings, on not more than two occasions, to file a registration statement under the Securities Act to register their shares at NetRatings' expense. Demand for this registration must be made by holders of at least 50% of the shares that are entitled to this registration. NetRatings may, under some circumstances, defer this registration for up to 180 days, and the underwriters of the offering under that registration have the right, subject to some limitations, to limit the number of shares included. These holders also have the right to demand not more than two registrations during any twelve-month period on Form S-3, provided that the reasonably anticipated aggregate offering price would exceed $500,000.

    If NetRatings proposes to register any of its securities under the Securities Act for NetRatings' own account or for the account of other security holders, these holders are entitled to notice of that registration and have the right to include some or all of their shares of common stock in that registration, at NetRatings' expense, subject to marketing and other limitations.

ANTITAKEOVER PROVISIONS

  DELAWARE LAW

    NetRatings will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder," for a period of three years following the time that such stockholder became an interested stockholder unless:

    - prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

  CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Provisions of NetRatings' certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of NetRatings. These provisions could cause the price of NetRatings common stock to decrease. Some of these provisions allow NetRatings to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of NetRatings.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, NY 10004, (212) 509-4000.

LISTING

    We have applied to have our common stock approved for listing on the Nasdaq National Market under the trading symbol "NTRT."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of our common stock in the public market following the offering could cause the market price of our common stock to fall and could affect our ability to raise capital on terms favorable to us.


    Of the 29,543,570 shares to be outstanding after the offering, assuming that the underwriters do not exercise their over-allotment option, only the 4,000,000 shares of common stock sold in this offering will be freely tradable without restriction in the public market, unless the shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act of 1933. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. The remaining 25,543,570 shares of common stock that will be outstanding after the offering are "restricted securities" under the Securities Act and may be sold in the public market upon the expiration of the holding periods under Rule 144, described below, subject to the volume, manner of sale and other limitations of Rule 144.


    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:


    - 1% of the then outstanding shares of our common stock (approximately 255,436 shares immediately following the offering); or


    - the average weekly trading volume during the four calendar weeks preceding filing of notice of the sale of shares of common stock.

    Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an "affiliate" of ours at any time during the three months preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions or public information requirements.

    Based on the foregoing, the shares of restricted stock that will be outstanding after the offering will become eligible for resale in the public market as follows:


   NUMBER OF SHARES/PERCENT
OUTSTANDING AFTER THE OFFERING          DATE WHEN SHARES BECOME AVAILABLE IN THE PUBLIC MARKET
------------------------------         ---------------------------------------------------------
       3,441,677/11.6%                 180 days after the date of this prospectus pursuant to
                                       agreements between the stockholders and the underwriters
                                       or NetRatings, provided that the underwriters can waive
                                       this restriction at any time. 2,670,752 of these shares
                                       will also be subject to sales volume restrictions under
                                       Rule 144 under the Securities Act.
       22,100,422/74.8%                Upon expiration of applicable one-year holding periods
                                       under Rule 144, which will expire between July 23, 2000
                                       and the date that is one year after the purchase of
                                       additional shares by Nielsen Media Research, subject to
                                       sales volume restrictions under Rule 144.



    In addition, as of September 30, 1999, there were outstanding warrants to purchase 126,761 shares of common stock (not including warrants for which we have received exercise notices to date, whose underlying shares are included in the outstanding shares referred to above) and options to purchase 1,722,000 shares of common stock, of which options for 430,000 shares were fully vested. An additional 1,688,000 shares are reserved for issuance under our 1998 Stock Plan. We intend to register the shares of common stock issuable or reserved for issuance under this plan as soon as practicable following the date of this prospectus.



    Holders of 13,659,763 shares of common stock that are outstanding or issuable upon exercise of warrants are entitled to registration rights with respect to these shares for resale under the Securities Act. If these holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, these sales could harm the market price for our common stock. These registration rights may not be exercised prior to the expiration of 180 days from the date of this prospectus. See "Description of Capital Stock--Registration Rights."


LOCK-UP ARRANGEMENTS

    Along with our officers and directors, all holders of our preferred stock, common stock, warrants and options have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers.

                                  UNDERWRITING


    Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, Lehman Brothers Inc., Banc of America Securities LLC, CIBC World Markets Corp., C. E. Unterberg Towbin and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives of each of the underwriters named below. Under the underwriting agreement, each of the underwriters has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:



                                                               NUMBER OF
UNDERWRITERS                                                    SHARES
------------                                                  -----------
Lehman Brothers Inc.........................................
Banc of America Securities LLC..............................
CIBC World Markets Corp.....................................
C. E. Unterberg, Towbin.....................................
Fidelity Capital Markets, a division of National Financial
  Services Corporation......................................
                                                              -----------
    Total...................................................
                                                              ===========


    The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, all of the shares of common stock that the underwriters have agreed to purchase under the underwriting agreement, must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

    The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock. This underwriting fee is the difference between the public offering price and the amount the underwriters pay to us to purchase the shares from us. On a per share basis, the underwriting fee is 7% of the initial public offering price.

                                                           NO          FULL
                                                        EXERCISE     EXERCISE
                                                       ----------   ----------
Per share............................................  $     0.91   $     0.91
Total................................................  $3,640,000   $4,186,000

    The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at this public offering price less a selling concession not in
excess of $      per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $      per share to brokers and dealers.
After the offering, the underwriters may change the offering price and other selling terms.

    We have granted to the underwriters an option to purchase up to an aggregate of additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the table above and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

    We have agreed that, without the prior consent of Lehman Brothers, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 180 days from the date of this prospectus. All of our executive officers and directors and stockholders holding all of the shares of our capital stock, including all of the holders of the preferred stock and the warrants, have agreed under lock-up agreements that, without prior written consent, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 180 days after the date of this prospectus. See "Shares Eligible for Future Sale."

    Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price has been negotiated between the representatives and us. The material factors considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, were:

    - our historical performance and capital structure;

    - estimates of our business potential and earning prospects;

    - an overall assessment of our management; and

    - the above factors in relation to market valuations of companies in related businesses.


    Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution of information through the Internet, Intranet and other proprietary electronic technology.


    We have applied to have our common stock approved for quotation on the Nasdaq National Market under the trading symbol "NTRT."

    We have agreed to indemnify the underwriters against liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

    The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

    The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

    Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

    The representatives have informed us that they do not intend to confirm the sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority.


    At our request, the underwriters have reserved up to 400,000 shares or 10% of the common stock offered by this prospectus for sale to our officers, directors, employees, members of employees' families, customers, vendors, suppliers and certain friends of our officers, directors and employees and other persons with whom NetRatings has strategic relationships through a directed share program at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.


                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by O'Melveny & Myers LLP, Los Angeles, California. As of the date of this prospectus, Gray Cary Ware & Freidenrich LLP and its partners beneficially own an aggregate of 15,000 shares of our common stock.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1997 and 1998 and September 30, 1999 and for the period from July 2, 1997 (inception) through December 31, 1997, the year ended December 31, 1998 and the nine months ended September 30, 1999, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1, including the exhibits and schedules thereto, under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about NetRatings and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information NetRatings files with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. NetRatings' SEC filings, including the registration statement, will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

                                NETRATINGS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2

Balance Sheets..............................................  F-3

Statements of Operations....................................  F-4

Statements of Stockholders' Equity (Deficit)................  F-5

Statements of Cash Flows....................................  F-6

Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
NetRatings, Inc.

    We have audited the accompanying balance sheets of NetRatings, Inc. as of December 31, 1997 and 1998 and September 30, 1999, and the related statements of operations, stockholders' equity (deficit), and cash flows for the period from July 2, 1997 (inception) to December 31, 1997, for the year ended December 31, 1998 and for the nine months ended September 30, 1999. These financial statements are the responsibility of NetRatings, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetRatings, Inc. at December 31, 1997 and 1998 and September 30, 1999, and the results of its operations and its cash flows for the period from July 2, 1997 (inception) to December 31, 1997, for the year ended December 31, 1998 and for the nine months ended September 30, 1999, in conformity with generally accepted accounting principles.


Palo Alto, California
October 12, 1999, except for paragraph 6 of Note 9, as to which the date is November 4, 1999


--------------------------------------------------------------------------------

    The foregoing report is in the form that will be signed upon the effectiveness of the stock split as described in Note 5 to the financial statements.


                                                      /s/ ERNST & YOUNG LLP

Palo Alto, California
November 11, 1999

                                NETRATINGS, INC.

                                 BALANCE SHEETS


                                                                                                          PRO FORMA
                                                                                                        STOCKHOLDERS'
                                                              DECEMBER 31,                                EQUITY AT
                                                        -------------------------     SEPTEMBER 30,     SEPTEMBER 30,
                                                           1997          1998             1999               1999
                                                        -----------   -----------   -----------------   --------------
                                                                                                         (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents...........................  $   551,000   $ 1,343,000     $ 28,650,000
  Accounts receivable, net............................           --       133,000        1,069,000
  Other current assets................................       35,000        16,000          294,000
                                                        -----------   -----------     ------------
    Total current assets..............................      586,000     1,492,000       30,013,000

Property and equipment net............................      367,000       394,000          593,000

Deferred financing costs..............................           --            --          369,000

Other assets..........................................       27,000        79,000          111,000
                                                        -----------   -----------     ------------
                                                        $   980,000   $ 1,965,000     $ 31,086,000
                                                        ===========   ===========     ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable....................................  $    93,000   $   353,000     $    328,000
  Accrued liabilities.................................      415,000       210,000          973,000
  Deferred revenue....................................           --       280,000        2,010,000
  Capital lease obligations, current portion..........           --        77,000          162,000
  Notes payable.......................................           --            --          114,000
  Amounts due to Nielsen Media Research...............           --     2,539,000        2,164,000
  Convertible notes payable...........................           --       824,000               --
                                                        -----------   -----------     ------------
    Total current liabilities.........................      508,000     4,283,000        5,751,000

Capital lease obligations, long-term portion..........           --       130,000          204,000
Notes payable, long-term portion......................           --            --          116,000

Commitments and contingencies.........................
Redeemable convertible preferred stock:
  Authorized shares--15,571,000 shares
    Issued and outstanding shares--None in 1997 and
      1998 and 14,678,000 in 1999, and none pro forma
      (liquidation preference of $36,628,000 at
      September 30, 1999 and none at December 31, 1997
      and 1998).......................................           --            --       35,743,000                 --

STOCKHOLDERS' EQUITY (DEFICIT):
  Convertible preferred stock, $0.001 par value,
    Series A: Authorized shares: 1,900,000
    Issued and outstanding shares: 1,900,000 at
      December 31, 1998 and none at September 30, 1999
      and none pro forma (aggregate liquidation
      preference of $350,000 at December 31, 1998)....           --         2,000               --                 --
  Common stock, par value $0.001:
    Authorized shares: 86,851,000
    Issued and outstanding shares: 3,875,000 at
      December 31, 1997, 3,112,000 at December 31,
      1998, 3,892,000 at September 30, 1999 and
      10,519,000 pro forma............................        4,000         3,000            4,000       $     11,000
  Additional paid-in capital..........................    2,249,000     3,436,000       31,144,000         66,880,000
  Deferred compensation...............................           --      (229,000)      (3,196,000)        (3,196,000)
  Deferred service costs..............................           --            --      (22,225,000)       (22,225,000)
  Notes receivable from stockholder...................           --            --         (125,000)          (125,000)
  Accumulated deficit.................................   (1,781,000)   (5,660,000)     (16,330,000)       (16,330,000)
                                                        -----------   -----------     ------------       ------------
    Total stockholders' equity (deficit)..............      472,000    (2,448,000)     (10,728,000)      $ 25,015,000
                                                        -----------   -----------     ------------       ============
                                                        $   980,000   $ 1,965,000     $ 31,086,000
                                                        ===========   ===========     ============


              See accompanying notes to the financial statements.

                                NETRATINGS, INC.

                            STATEMENTS OF OPERATIONS

                                                    PERIOD FROM
                                                    JULY 2, 1997                       NINE MONTHS ENDED
                                                   (INCEPTION) TO    YEAR ENDED          SEPTEMBER 30,
                                                    DECEMBER 31,    DECEMBER 31,   --------------------------
                                                        1997            1998          1998           1999
                                                   --------------   ------------   -----------   ------------
                                                                                   (UNAUDITED)
Revenue..........................................    $        --    $   237,000    $   132,000   $  1,486,000

Cost of revenue..................................             --      1,061,000        362,000      4,269,000
                                                     -----------    -----------    -----------   ------------
Gross profit (loss)..............................             --       (824,000)      (230,000)    (2,783,000)
                                                     -----------    -----------    -----------   ------------
Operating expenses:
  Research and development.......................        994,000      1,185,000        821,000      1,806,000
  Sales and marketing............................        452,000      1,134,000        837,000      2,559,000
  General and administrative.....................        341,000        600,000        413,000      1,170,000
  Stock-based compensation.......................             --         25,000             --      2,327,000
                                                     -----------    -----------    -----------   ------------
    Total operating expenses.....................      1,787,000      2,944,000      2,071,000      7,862,000
                                                     -----------    -----------    -----------   ------------

Loss from operations.............................     (1,787,000)    (3,768,000)    (2,301,000)   (10,645,000)
Interest income (expense), net...................          6,000       (111,000)       (57,000)       (25,000)
                                                     -----------    -----------    -----------   ------------
Net loss.........................................    $(1,781,000)   $(3,879,000)   $(2,358,000)  $(10,670,000)
                                                     ===========    ===========    ===========   ============

Basic and diluted net loss per common share......    $     (2.03)   $     (2.78)   $     (1.79)  $      (5.19)
                                                     ===========    ===========    ===========   ============

Shares used to compute basic and diluted net loss
  per common share...............................        878,000      1,393,000      1,320,000      2,056,000
                                                     ===========    ===========    ===========   ============

Pro forma basic and diluted net loss per common
  share (unaudited)..............................                   $     (1.67)   $     (1.04)  $      (2.31)
                                                                    ===========    ===========   ============

Shares used to compute pro forma basic and
  diluted net loss per common share
  (unaudited)....................................                     2,319,000      2,270,000      4,626,000
                                                                    ===========    ===========   ============

              See accompanying notes to the financial statements.

                                NETRATINGS, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                       CONVERTIBLE                                                            NOTE
                                     PREFERRED STOCK                COMMON STOCK            ADDITIONAL     RECEIVABLE
                                --------------------------   ---------------------------     PAID-IN          FROM
                                   SHARES        AMOUNT         SHARES         AMOUNT        CAPITAL      STOCKHOLDER
                                ------------   -----------   ------------   ------------   ------------   ------------
Issuance of common stock to
  founders at $0.002 per share
  in July 1997 for
  cash........................            --   $        --      3,200,000   $      3,000   $      3,000             --
Issuance of common stock at
  $0.002 per share to
  employees and consultants
  for cash in 1997............            --            --        675,000          1,000          1,000             --
Contribution to capital.......            --            --             --             --      2,245,000             --
Net loss from July 2, 1997
  (inception).................            --            --             --             --             --             --
                                ------------   -----------   ------------   ------------   ------------   ------------
Balances at December 31,
  1997........................            --            --      3,875,000          4,000      2,249,000             --
Repurchase of common stock
  from founders and employees
  at $0.002 per share.........            --            --       (763,000)        (1,000)        (1,000)            --
Issuance of Series A
  convertible preferred stock
  at $0.18 per share in
  January 1998 for cash, net
  of issuance costs of
  $21,000.....................     1,900,000         2,000             --             --        327,000             --
Issuance of warrant in
  conjunction with issuance of
  convertible notes payable...            --            --             --             --        106,000             --
Contribution to capital.......            --            --             --             --        501,000             --
Deferred compensation related
  to grant of stock options...            --            --             --             --        254,000             --
Amortization of deferred
  compensation................            --            --             --             --             --             --
Net loss......................            --            --             --             --             --             --
                                ------------   -----------   ------------   ------------   ------------   ------------
Balances at December 31,
  1998........................     1,900,000         2,000      3,112,000          3,000      3,436,000             --
Exercise of common stock
  options and warrant.........            --            --        780,000          1,000        155,000       (125,000)
Compensation related to stock
  options granted to
  consultants.................            --            --             --             --        970,000             --
Issuance of warrant in
  conjunction with financing
  agreement...................            --            --             --             --        177,000             --
Issuance of warrant in
  connection with Series C
  redeemable convertible
  preferred stock.............            --            --             --             --        184,000             --
Deferred compensation related
  to grant of stock options...            --            --             --             --      3,949,000             --
Amortization of deferred
  compensation................            --            --             --             --
Deferred service costs........            --            --             --             --     22,600,000             --
Amortization of deferred
  service costs...............            --            --             --             --             --             --
Reclassification of Series A
  convertible preferred stock
  to redeemable convertible
  preferred stock due to
  addition of mandatory
  redemption features
  (Note 4)....................    (1,900,000)       (2,000)            --             --       (327,000)            --
Net loss......................            --            --             --             --             --
                                ------------   -----------   ------------   ------------   ------------   ------------
Balances at September 30,
  1999........................            --   $        --      3,892,000   $      4,000   $ 31,144,000   $   (125,000)
                                ============   ===========   ============   ============   ============   ============

                                                                                   TOTAL
                                                                               STOCKHOLDERS'
                                  DEFERRED        DEFERRED      ACCUMULATED       EQUITY
                                COMPENSATION    SERVICE COSTS     DEFICIT        (DEFICIT)
                                -------------   -------------   ------------   -------------
Issuance of common stock to
  founders at $0.002 per share
  in July 1997 for
  cash........................  $         --               --   $        --    $      6,000
Issuance of common stock at
  $0.002 per share to
  employees and consultants
  for cash in 1997............            --               --            --           2,000
Contribution to capital.......            --               --            --       2,245,000
Net loss from July 2, 1997
  (inception).................            --               --    (1,781,000)     (1,781,000)
                                ------------    -------------   ------------   ------------
Balances at December 31,
  1997........................            --               --    (1,781,000)        472,000
Repurchase of common stock
  from founders and employees
  at $0.002 per share.........            --               --            --          (2,000)
Issuance of Series A
  convertible preferred stock
  at $0.18 per share in
  January 1998 for cash, net
  of issuance costs of
  $21,000.....................            --               --            --         329,000
Issuance of warrant in
  conjunction with issuance of
  convertible notes payable...            --               --            --         106,000
Contribution to capital.......            --               --            --         501,000
Deferred compensation related
  to grant of stock options...      (254,000)              --            --              --
Amortization of deferred
  compensation................        25,000               --            --          25,000
Net loss......................            --               --    (3,879,000)     (3,879,000)
                                ------------    -------------   ------------   ------------
Balances at December 31,
  1998........................      (229,000)              --    (5,660,000)     (2,448,000)
Exercise of common stock
  options and warrant.........            --               --            --          31,000
Compensation related to stock
  options granted to
  consultants.................            --               --            --         970,000
Issuance of warrant in
  conjunction with financing
  agreement...................            --               --            --         177,000
Issuance of warrant in
  connection with Series C
  redeemable convertible
  preferred stock.............            --               --            --         184,000
Deferred compensation related
  to grant of stock options...    (3,949,000)              --            --              --
Amortization of deferred
  compensation................       982,000               --            --         982,000
Deferred service costs........            --      (22,600,000)           --              --
Amortization of deferred
  service costs...............            --          375,000            --         375,000
Reclassification of Series A
  convertible preferred stock
  to redeemable convertible
  preferred stock due to
  addition of mandatory
  redemption features
  (Note 4)....................            --               --            --        (329,000)
Net loss......................            --               --   (10,670,000)   $(10,670,000)
                                ------------    -------------   ------------   ------------
Balances at September 30,
  1999........................  $ (3,196,000)   $ (22,225,000)  (16,330,000)   $(10,728,000)
                                ============    =============   ============   ============


              See accompanying notes to the financial statements.

                                NETRATINGS, INC.

                            STATEMENTS OF CASH FLOWS

                                                               PERIOD FROM
                                                               JULY 2, 1997                       NINE MONTHS ENDED
                                                              (INCEPTION) TO    YEAR ENDED          SEPTEMBER 30,
                                                               DECEMBER 31,    DECEMBER 31,   --------------------------
                                                                   1997            1998          1998           1999
                                                              --------------   ------------   -----------   ------------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES
  Net loss..................................................    $(1,781,000)   $(3,879,000)   $(2,358,000)  $(10,670,000)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................         24,000        200,000        158,000        277,000
    Provision for doubtful accounts.........................             --         25,000         10,000        220,000
    Stock-based compensation................................             --         25,000             --      2,327,000
    Amortization of discount associated with warrants issued
      on convertible notes payable..........................             --         35,000         22,000         26,000
    Amortization of deferred financing costs................             --             --             --         39,000
    Changes in operating assets and liabilities:
      Accounts receivable...................................             --       (158,000)       (72,000)    (1,156,000)
      Other current assets..................................        (35,000)        19,000         16,000       (278,000)
      Other assets..........................................        (27,000)       (85,000)       (78,000)       (57,000)
      Accounts payable......................................         93,000        260,000        111,000       (301,000)
      Accrued liabilities...................................        415,000       (205,000)      (281,000)       763,000
      Amounts due to Nielsen Media Research.................             --        539,000             --      1,625,000
      Deferred revenue......................................             --        280,000        211,000      1,730,000
                                                                -----------    -----------    -----------   ------------
Net cash used in operating activities.......................     (1,311,000)    (2,944,000)    (2,261,000)    (5,455,000)
                                                                -----------    -----------    -----------   ------------
INVESTING ACTIVITIES
  Acquisition of property and equipment.....................       (391,000)      (173,000)       (28,000)      (328,000)

FINANCING ACTIVITIES
  Proceeds from issuance of (repurchase of) common stock....          8,000         (2,000)        (2,000)        31,000
  Proceeds from issuance of convertible notes payable.......             --        895,000        875,000             --
  Proceeds from issuance of convertible notes payable to
    Nielsen Media Research..................................             --      2,000,000             --      1,000,000
  Proceeds from equipment financing and notes payable.......             --        221,000        242,000        410,000
  Principal payments on capital lease obligations...........             --        (35,000)       (25,000)       (99,000)
  Proceeds from issuance of preferred stock.................             --        329,000        329,000     31,748,000
  Contribution to capital...................................      2,245,000        501,000        501,000             --
                                                                -----------    -----------    -----------   ------------
Net cash provided by financing activities...................      2,253,000      3,909,000      1,920,000     33,090,000
                                                                -----------    -----------    -----------   ------------
  Net increase (decrease) in cash and cash equivalents......        551,000        792,000       (369,000)    27,307,000
Cash and cash equivalents at beginning of period............             --        551,000        551,000      1,343,000
                                                                -----------    -----------    -----------   ------------
Cash and cash equivalents at end of period..................    $   551,000    $ 1,343,000    $   182,000   $ 28,650,000
                                                                ===========    ===========    ===========   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest......................................    $        --    $    85,000    $    58,000   $    131,000
                                                                ===========    ===========    ===========   ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS
  Property and equipment acquired
    under capital lease obligations.........................    $        --    $    21,000    $    21,000   $    123,000
                                                                ===========    ===========    ===========   ============
  Conversion of notes payable
    into redeemable convertible
    preferred stock.........................................    $        --    $        --    $        --   $  3,895,000
                                                                ===========    ===========    ===========   ============
  Issuance of common stock
    for note receivable.....................................    $        --    $        --    $        --   $    125,000
                                                                ===========    ===========    ===========   ============

              See accompanying notes to the financial statements.

                                NETRATINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NETRATINGS

    NetRatings, Inc. ("NetRatings") was incorporated in Delaware on July 2, 1997 and is engaged in the development and sale of Internet audience measurement information and analysis services. Proprietary technology and data gathering techniques enable NetRatings to offer its customers comprehensive, timely and reliable information through an easy-to-use software interface. NetRatings markets and sells its products and services under the Nielsen//NetRatings brand.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents, which consist of cash and highly liquid short-term investments with insignificant interest-rate risk and original maturities of three months or less at date of purchase, are carried at cost, which approximates fair value. Interest income was $6,000, $18,000, $10,000 and $132,000 for the period July 2, 1997 (inception) to December 31, 1997, the year ended December 31, 1998, and the nine months ended September 30, 1998 and 1999.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, generally three to five years.

PURCHASED TECHNOLOGY

    Purchased technology consists of the costs of purchased product technology which are amortized using the straight-line method over periods not exceeding three years. Purchased technology is included in other assets in the accompanying balance sheets. Management evaluates the future realization of purchased technology quarterly and writes down any amounts that management deems unlikely to be recovered through future product sales. No write downs have been recorded through September 30, 1999.

STOCK-BASED COMPENSATION

    NetRatings accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards
No. 123, "Accounting for Stock-Based Compensation" ("FAS 123").

REVENUE RECOGNITION

    Revenue for recurring services are recognized ratably over the term of the related contract as services are provided. Revenue for nonrecurring services is recognized in the period in which the product is delivered. Billings rendered in advance of services being performed are recorded as deferred revenue in the accompanying balance sheet.

    Barter transactions are recorded at the lower of estimated fair value of services provided or the estimated fair value of goods and services received. Revenue from barter transactions is recognized

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ratably over the period for which services are performed. Barter expenses are expensed as incurred. Barter revenue and expenses were $0 for the period from July 2, 1997 (inception) to December 31, 1997 and $38,000 and $55,000 for the year ended December 31, 1998. Barter revenue and expenses were $22,000 and $55,000 and $61,000 and $90,000 for the nine month periods ended September 30, 1998 and 1999.

PANEL COSTS

    Costs of establishing and maintaining a panel (a statistically selected group of Internet users) are expensed as incurred and are included in cost of revenue.

ADVERTISING EXPENSE

    All advertising costs are expensed as incurred. Advertising costs, which are included in sales and marketing expense, were $0 for the period from July 2, 1997 (inception) to December 31, 1997 and $36,000 for the year ended
December 31, 1998 and $24,000 and $424,000 for the nine months ended
September 30, 1998 and 1999.

INCOME TAXES

    NetRatings accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"
("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

IMPAIRMENT OF LONG-LIVED ASSETS

    NetRatings evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

    The carrying value of NetRatings' financial instruments, including cash and cash equivalents, accounts receivable and notes payable approximates fair value. Cash and cash equivalents and accounts receivable approximate fair market value due to their short term nature. Notes payable approximate fair value as interest rates on these notes approximate market rates.

    Financial instruments which subject NetRatings to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. NetRatings maintains its cash in a domestic financial institution with a high credit standing and performs periodic evaluations of the relative credit

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

standing of this institution. NetRatings conducts business with companies in various industries throughout the United States and performs ongoing credit evaluations of its customers. Reserves are maintained for potential credit losses. At December 31, 1998 and September 30, 1999, the allowance for doubtful accounts totalled $25,000 and $245,000, respectively.

COMPREHENSIVE INCOME

    Effective January 1, 1998, NetRatings adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS 130").
FAS 130 establishes new rules for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. There is no difference in NetRatings historic net losses as reported and the comprehensive net losses under the provision of FAS 130 for any periods presented.

COMPUTATION OF NET LOSS PER COMMON SHARE

    NetRatings computes net loss per share based on Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" ("FAS 128"). In accordance with FAS 128, basic net loss per share is calculated as net loss divided by the weighted-average number of common shares outstanding less shares subject to repurchase. Diluted net loss per share is computed using the weighted-average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. Common equivalent shares from stock options and warrants (using the treasury stock method) and convertible preferred stock and notes payable have been excluded from the calculation of net loss per share as their effect is antidilutive.

    Pro forma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of preferred shares not included above that will automatically convert to common shares upon completion of the NetRatings' initial public offering, using the if-converted method (Note 6).

INTERIM FINANCIAL INFORMATION

    The interim financial information at September 30, 1998 and for the nine month period ended September 30, 1998 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, which NetRatings considers necessary for a fair presentation of the financial position and results of operations for the interim periods. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full fiscal year.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT PRONOUNCEMENTS

    As of January 1998, the Company adopted FASB Statement No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION ("FAS 131"). FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. FAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect results of operations, financial position or disclosure of segment information. NetRatings conducts business in one operating segment. NetRatings is engaged in the development and sale of Internet audience measurement information and analytical services. NetRatings' management has determined the operating segment based upon how the business is managed and operated.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and, if so, the type of hedge transaction. In June 1999, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133"
("FAS 137"), which amends FAS 133 to be effective for all fiscal quarters or all fiscal years beginning after June 15, 2000 or January 1, 2001 for NetRatings. Management does not currently expect that adoption of FAS 137 will have a material impact on NetRatings' financial position or results of operations.

NOTE 2:  BALANCE SHEET DETAILS

    Details of balance sheet items are as follows:

                                                DECEMBER 31,
                                            ---------------------   SEPTEMBER 30,
                                              1997        1998           1999
                                            --------   ----------   --------------
Computer equipment and software...........  $360,000   $  547,000     $  957,000
Office equipment, furniture, and
  fixtures................................    17,000       19,000         40,000
Leasehold improvements....................    14,000       19,000         39,000
                                            --------   ----------     ----------
                                             391,000      585,000      1,036,000
Less accumulated depreciation and
  amortization............................   (24,000)    (191,000)      (443,000)
                                            --------   ----------     ----------
Property and equipment, net...............  $367,000   $  394,000     $  593,000
                                            ========   ==========     ==========

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 2:  BALANCE SHEET DETAILS (CONTINUED)

    As of December 31, 1998 and September 30, 1999, property and equipment includes amounts held under capital leases of $242,000 and $356,000 respectively, and related accumulated amortization of $74,000 and $163,000, respectively.

                                                 DECEMBER 31,
                                             ---------------------   SEPTEMBER 30,
                                               1997        1998           1999
                                             --------   ----------   --------------
Purchased technology, net..................  $    --    $   66,000     $   42,000
Other non-current assets...................   27,000        13,000         69,000
                                             -------    ----------     ----------
    Other assets...........................  $27,000    $   79,000     $  111,000
                                             =======    ==========     ==========

    Amortization of purchased technology for the year ended December 31, 1998 was $33,000 and for the nine months ended September 30, 1999 was $25,000.

                                                DECEMBER 31,
                                            ---------------------   SEPTEMBER 30,
                                              1997        1998           1999
                                            --------   ----------   --------------
Accrued compensation......................  $ 31,000   $   88,000     $  141,000
Accrued legal fees........................     2,000       10,000        340,000
Other accrued liabilities.................   382,000      112,000        492,000
                                            --------   ----------     ----------
    Accrued liabilities...................  $415,000   $  210,000     $  973,000
                                            ========   ==========     ==========

                                                DECEMBER 31,
                                            ---------------------   SEPTEMBER 30,
                                              1997        1998           1999
                                            --------   ----------   --------------
Accrued amounts payable to Nielsen Media
  Research................................  $     --   $  539,000     $2,164,000
Convertible notes payable--Nielsen Media
  Research................................        --    2,000,000             --
                                            --------   ----------     ----------
Amounts due to Nielson Media Research.....  $     --   $2,539,000     $2,164,000
                                            ========   ==========     ==========

NOTE 3:  NOTES PAYABLE

    In January 1998, NetRatings entered into a $500,000 equipment loan under a master equipment financing agreement of which $242,000 and $500,000 had been utilized as of December 31, 1998 and September 30, 1999 respectively. The equipment financing bears interest at an annual rate of 8% and is secured by the assets purchased with the borrowings. Borrowings and interest are due in installments over 42 months. The drawdowns under this equipment financing agreement have been classified as capital leases.

    In connection with the equipment financing, NetRatings issued warrants to purchase 48,000 shares of common stock at an exercise price $0.42 per share. The warrant has a contractual term of nine years. The value of these warrants at the date of issuance was not material and no value was attributed to them in the accompanying financial statements. None of these warrants had been exercised as of September 30, 1999.

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 3:  NOTES PAYABLE (CONTINUED)

    In March 1999, NetRatings borrowed an additional $258,000 to fully utilize the above facility. As of September 30, 1999, there was $366,000 due under the agreement. In conjunction with these additional borrowings, NetRatings issued warrants to purchase 9,000 shares of common stock at an exercise price of $2.12 per share. The warrants have a contractual term of seven years. At the date of grant, the fair value ascribed to the warrants was approximately $45,000, based on a Black-Scholes valuation model, was recorded as a discount to the capital leases and is being amortized as additional interest expense over the term of capital leases.

    In March 1999, NetRatings entered into a $244,000 payment plan agreement with a vendor. Approximately $156,000 of the total amount under this agreement bears interest at an annual effective rate of 8.62%. The payment plan amounts including the interest-free portion and the interest are repayable in twelve quarterly installments of $22,000 each. Future maturities under this payment plan for years ending December 31 are as follows:

1999........................................................  $ 26,000
2000........................................................    88,000
2001........................................................    88,000
2002........................................................    28,000
                                                              --------
                                                              $230,000
                                                              ========

NOTE 4:  REDEEMABLE CONVERTIBLE PREFERRED STOCK

                                                                                                LIQUIDATION
                                            DESIGNATED SHARES   ISSUED AND OUTSTANDING SHARES   PREFERENCE
                                            -----------------   -----------------------------   -----------
Series A redeemable
  convertible preferred stock
  ("Series A")............................      1,900,000                 1,900,000                $0.18
Series B redeemable
  convertible preferred stock
  ("Series B")............................      2,184,000                 1,477,000                $0.63
Series C redeemable
  convertible preferred stock
  ("Series C")............................      6,600,000                 6,414,000                $3.11
Series D redeemable
  convertible preferred stock
  ("Series D")............................      4,887,000                 4,887,000                $3.14
                                               ----------                ----------
Total.....................................     15,571,000                14,678,000
                                               ==========                ==========

SERIES A

    In January 1998, NetRatings issued 1,900,000 shares of Series A at a price of $0.18 per share for cash for a total purchase price of $350,000. Series A shares were originally not redeemable and were convertible into shares of common stock using conversion ratio of one share of common stock for two

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 4:  REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

shares of Series A preferred stock, subject to certain adjustments for dilution, if any, resulting from future stock issuances and accordingly were included in stockholders' equity as of December 31, 1998. Upon issuance of Series C shares the Series A conversion ratio was changed to one share of common stock for eight shares of Series A preferred stock and in addition holders of Series A were granted the redemption features described below.

SERIES B

    In July 1999, the holders of $895,000 in convertible notes payable converted their promissory notes to 1,477,000 shares of Series B at approximately $0.63 per share. The 1,477,000 shares of Series B represented the $895,000 in principal from the convertible notes payable, plus approximately $40,000 in interest accrued through November 1998. The remaining $55,000 in accrued interest due to the holders of the convertible notes payable at the time of conversion was paid by NetRatings. Each share of Series B is convertible into shares of common stock at the option of the holder using the conversion ratio of one share of common stock for two shares of Series B preferred stock and has the redemption features described below.

SERIES C

    In August 1999, NetRatings issued 6,414,000 shares of Series C at a price of $3.11 per share for a total purchase price of $20,000,000. Nielsen Media Research converted $3.0 million in notes payable into Series C shares and NetRatings received cash proceeds from the sale of Series C shares of $17 million. Issuance costs related to Series C are $620,000 including the value of warrants granted to a financial advisor to purchase 43,000 shares at $6.24 per share. The value of the fully vested warrants issued to the financial advisor using the Black-Scholes valuation model is $184,000. These warrants are fully vested and expire in 2005. Each share of Series C is convertible into shares of common stock at the option of the holder using the conversion ratio of one share of common stock for two shares of preferred stock and has the redemption features described below.


    In August 1999, simultaneously with the Series C offering, the Company entered into additional agreements with Nielsen Media Research superceding the term sheet that had previously governed the Company's strategic relationship with Nielsen Media Research. In connection with this transaction, NetRatings also issued two warrants to Nielsen Media Research, one of the Series C investors, to purchase shares of common stock. The other Series C investor did not receive warrants. The first warrant entitles Nielsen Media Research to purchase 553,000 shares of common stock at the per share exercise price of $7.20. The second warrant entitles Nielsen Media Research to purchase 6,000,000 shares of common stock at the exercise price of $12.00 per share or 60% of NetRatings' per share price at its initial public offering, whichever is lower. The first warrant which expires on December 31, 2001 becomes exercisable at the earlier of January 1, 2000 or the effective date of NetRatings' initial public offering. The second warrant which expires on December 31, 2004 becomes exercisable at the earlier of January 1, 2002 or the effective date of NetRatings' initial public offering. NetRatings recorded a deferred charge in August 1999 totaling $22,600,000 representing the value of these warrants based on a Black-Scholes valuation model. The value of these warrants is subject to change based upon the Company's initial public offering price. The deferred charge is being amortized to operating expense, through December 31, 2004, the final expiration date of the second warrant. Amortization expense is

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 4:  REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

$375,000 for the nine months ended September 30, 1999 and is included in stock-based compensation in the accompanying statement of operations.

    In connection with the Series C financing transaction, NetRatings also granted Nielsen Media Research the right to purchase additional shares of NetRatings' common stock in connection with NetRatings' initial public offering, at the initial public offering price. Nielsen will have the right to purchase a sufficient number of shares of NetRatings common stock to enable Nielsen to own 54% of NetRatings' outstanding fully diluted shares immediately following NetRatings initial public offering. If Nielsen Media Research elects to purchase all or a portion of the stock it is entitled to purchase, each existing preferred and common stockholder will be entitled to offer its shares to Nielsen at the initial public offering price subject to certain limitations that are to be agreed to by NetRatings and the underwriters.

    NetRatings also entered into a stockholders agreement with Nielsen that grants Nielsen the right to nominate a single director to NetRatings' board, which increases to two directors in the event that Nielsen exercises both of the warrants described above. The stockholders agreement also provides that, for a period of five years after the date of the agreement, NetRatings will not sell or solicit proposals for the sale of NetRatings to a third party. After this five-year period, NetRatings may sell their business subject to Nielsen's right of first refusal. This right of first refusal terminates on the effective date of a NetRatings' initial public offering.

SERIES D

    In September 1999, NetRatings issued 4,887,000 shares of Series D to ACNielsen and Series C stockholders at a price of $3.14 per share for cash for a purchase price of $15,238,000 (net of issuance costs of $105,000). Each share of Series D is convertible into shares of common stock at the option of the holder and using the conversion ratio of one share of common stock for two shares of preferred stock and has the redemption features described below.

CONVERSION

    Each share of Series A, B, C and D redeemable convertible preferred stock is, at the option of the holder, convertible into shares of common stock using the applicable conversion ratio. The outstanding shares of redeemable convertible preferred stock automatically convert into common stock immediately prior to the closing of an underwritten public offering of common stock under the Securities Act of 1933 in which NetRatings receives at least $15,000,000 in gross proceeds and the price per share is at least $4.00 per share in case of Series A and Series B and at least $8.00 per share for Series C and Series D.

DIVIDENDS

    Holders of Series A, B, C and D redeemable convertible preferred stock are entitled to receive noncumulative dividends of $0.06, $0.06, $0.21 and $0.19 per share respectively. Dividends are to be paid when declared by the board of directors out of legally available funds. No dividends have been declared or paid.

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 4:  REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)


VOTING RIGHTS


    Series A, B, C and D stockholders are entitled to the number of votes equal to the number of shares of common stock into which such shares of the respective series could be converted and have the voting rights and powers of the common stock, voting together as a single class. In addition, the Series D stockholders also have special rights under which so long as at least 1,000,000 shares of Series D remain outstanding, NetRatings could not authorize, issue or obligate itself to issue any other equity security on parity with the Series D as to the dividend, redemption right, liquidation preference, conversion rights and voting rights senior to or on a parity with the Series D. Also NetRatings is not able to affect a merger or consolidation with any other entity where the stockholders of NetRatings would hold less than 50% of the surviving entity and the per share consideration to be received by the Series D stockholders would be less than $5.16.

REDEMPTION

    At any time after the respective fifth anniversary of the original issuance of the Series D, upon the affirmative vote or written consent of the holders of at least two-thirds of the outstanding shares of Series A, B, C or D, NetRatings shall redeem all issued, outstanding, and unconverted shares at the respective redemption price. The redemption price for each share of Series A, B, C and D shall be $0.18, $0.63, $3.11 and $3.14 respectively and any declared but unpaid dividends.


LIQUIDATION PREFERENCE


    Series A, B, C and D stockholders are entitled to receive, upon liquidation, an amount equal to the sum of their respective liquidation preference and all declared but unpaid dividends. Thereafter the remaining assets and funds, if any shall be distributed pro rata among the preferred and common shareholders until the Series A, B, C and D stockholders have received $0.36, $1.26, $9.35 and $9.42, respectively. Thereafter, any remaining funds shall be distributed pro rata among the common shareholders. In the event that the assets and funds to be distributed among the holders of Series A, B, C and D are insufficient to permit payment of the full preferential amount, then the entire assets and funds shall be distributed ratably among such holders in proportion to the preferential amount each such holder is otherwise entitled to receive.

NOTE 5:  STOCKHOLDERS' EQUITY (DEFICIT)

CONVERTIBLE NOTES PAYABLE

    In May and November 1998, NetRatings issued convertible notes payable for total cash proceeds of $895,000. The notes were convertible in shares of Series B stock at approximately $0.63 per share. The notes had an original maturity date of May 2000 and bear interest at 9% per annum. The notes and a portion of accrued but unpaid interest were converted into shares of Series B redeemable convertible preferred stock in July 1999 (Note 4). In conjunction with this debt issuance, NetRatings issued to the holders of the notes warrants to purchase 707,000 shares of NetRatings' Series B convertible preferred stock at an exercise price of $0.63 per share. The warrants have a contractual term of five years. At the date of grant, the value ascribed to the warrants was approximately $106,000, based on a Black-Scholes valuation model. This amount was recorded as discount to the convertible notes payable and up until the time of conversion was being amortized as additional interest expense

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 5:  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

over the term of the convertible notes payable. Accordingly, NetRatings recorded additional interest expense of $35,000 in the year ended December 31, 1998 and $26,000 in the nine months ended September 30, 1999. The effective interest rate on the convertible notes, as adjusted for the ascribed value of the convertible note warrants, was approximately 14.9% per annum. None of the above warrants had been exercised as of September 30, 1999.

    NetRatings entered into a strategic alliance with Nielsen Media Research in October 1998 to develop and market Internet audience measurement products and services in the United States and Canada using NetRatings technology and Nielsen Media Research's proprietary panel selection methodology. Also, in October 1998, NetRatings issued a convertible note payable to Nielsen Media Research for cash proceeds of $2,000,000. The note had an original maturity date of December 31, 1999 and bears interest at 6%, to be paid semiannually in arrears.

    In April 1999, NetRatings issued another convertible note payable to Nielsen Media Research for cash proceeds of $1,000,000. This note was interest free and was also payable on December 31, 1999. Both the notes were convertible into shares of NetRatings' next issuance of preferred stock at the per share price of that financing. Nielsen Media Research converted both the notes into shares of Series C convertible redeemable preferred stock at a price of $3.11 per share. (Note 4).

COMMON STOCK WARRANTS

    In connection with the sale of Series A preferred stock, NetRatings issued warrants for the purchase of 225,000 shares of common stock at an exercise price of $0.02 per share. The warrants became exercisable upon the issuance of the Series B preferred stock in July 1999. The value of these warrants at the date of issuance was not material and no value was attributed to them in the accompanying financial statements. These warrants were exercised in September 1999.

COMMON STOCK

    In September 1997, under a stock purchase agreement, NetRatings issued 3,200,000 shares of common stock to founders at a price of $0.002 per share. In May 1998, the terms of this agreement were amended and NetRatings repurchased 590,000 common shares at cost. Following the amendment, all of the remaining outstanding shares are subject to repurchase rights which expire ratably over the 48 months following September 1, 1996. At September 30, 1999, 653,000 shares were subject to repurchase.


    NetRatings has issued 675,000 shares of common stock to employees and consultants under stock purchase agreements. These shares are subject to repurchase rights which expire ratably over 48 months. Upon termination of service, any unvested shares may be repurchased by NetRatings at the issuance price. Shares subject to repurchase totaled 596,000 at December 31, 1997, 269,000 at December 31, 1998 and 229,000 at September 30, 1999. In July 1998,
NetRatings repurchased at cost 173,000 shares of common stock from employees upon their termination.

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 5:  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)


NOTE RECEIVABLE FROM STOCKHOLDER


    In August, 1999, NetRatings issued $125,000 in promissory notes to a member of the Board of Directors of NetRatings in connection with the exercise of stock options. The notes bear interest at 5% per annum, are due in three years and NetRatings has full recourse against the holder.

CONTRIBUTION TO CAPITAL

    Contributions to capital represent funds received in connection with the formation and development of NetRatings. These funds were utilized to perform market research, write the business plan, and commence product development.

PROPOSED PUBLIC OFFERING OF COMMON STOCK

    On September 21, 1999, the Board of Directors authorized NetRatings to proceed with an initial public offering of its common stock. If the offering is consummated as presently anticipated, all of the outstanding redeemable convertible preferred stock will automatically convert to common stock. The unaudited pro forma stockholders' equity at September 30, 1999 gives effect to the conversion of all outstanding shares of redeemable convertible preferred stock at that date into 6,626,000 shares of common stock upon the completion of the offering.

STOCK SPLIT

    On September 21, 1999, the Board of Directors approved, subject to stockholder approval, a one-for-two reverse stock split of issued and outstanding common stock to be effective prior to the completion of the initial public offering of its common stock. The accompanying financial statements have been retroactively restated to give effect to the reverse stock split.

1998 STOCK PLAN

    In April 1998, NetRatings adopted the 1998 Stock Plan (the "Plan"). Under the Plan, up to 1,215,000 shares of NetRatings' common stock was reserved for issuance under the terms of the Plan. Through September 30, 1999, an additional 1,750,000 shares were reserved for issuance under the Plan. Options may be granted at no less than 85% of the fair value on the date of the grant (110% of fair value in certain instances), as determined by the board of directors. Options generally vest over a four-year period and have a maximum term of ten years.

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 5:  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

    Information with respect to stock option activity is summarized as follows:

                                                      OPTIONS OUTSTANDING
                                       OPTIONS      ------------------------     WEIGHTED-
                                    AVAILABLE FOR   NUMBER OF     PRICE PER       AVERAGE
                                        GRANT         SHARES        SHARE      EXERCISE PRICE
                                    -------------   ----------   -----------   --------------
Authorized........................    1,215,000             --       --                --
Granted...........................     (868,000)       868,000      $0.10           $0.10
                                     ----------     ----------   -----------
  Balance at December 31, 1998....      347,000        868,000      $0.10           $0.10
Authorized........................    1,750,000             --       --                --
Granted...........................   (1,456,000)     1,456,000   $.10-$8.40         $2.45
Exercised.........................           --       (555,000)  $0.10-$.50         $0.27
Canceled..........................       47,000        (47,000)     $0.10           $0.10
                                     ----------     ----------   -----------
  Balance at September 30, 1999...      688,000      1,722,000   $0.10-$8.40        $2.04
                                     ==========     ==========   ===========

    The weighted-average remaining contractual life of all outstanding options is 8.96 years. The weighted-average fair value of options granted was $0.02 and $5.84 during the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

    The following table summarizes information concerning options outstanding and exercisable at September 30, 1999.


                                           OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                             -----------------------------------------------   ----------------------------
                                                            WEIGHTED-AVERAGE
                             NUMBER OF   WEIGHTED-AVERAGE      REMAINING       NUMBER OF   WEIGHTED-AVERAGE
EXERCISE PRICE                SHARES      EXERCISE PRICE    CONTRACTUAL LIFE    SHARES      EXERCISE PRICE
--------------               ---------   ----------------   ----------------   ---------   ----------------
$0.10......................    580,000        $0.10               8.42          295,000         $0.10
$0.50......................    629,000        $0.50               9.51          104,000         $0.50
$5.30......................    271,000        $5.30               9.27           31,000         $5.30
$6.22......................     33,000        $6.22               9.81               --            --
$6.28......................     36,000        $6.28              10.00               --            --
$7.20......................    150,000        $7.20              10.00               --            --
$8.40......................     23,000        $8.40              10.00               --            --
                             ---------                                          -------
                             1,722,000                                          430,000
                             =========                                          =======

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 5:  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

SHARES RESERVED FOR FUTURE ISSUANCE

    NetRatings has reserved shares of common stock for future issuance as follows:

                                                      DECEMBER 31,    SEPTEMBER 30,
                                                          1998             1999
                                                      -------------   --------------
Redeemable convertible preferred stock, including
  effect of preferred stock warrants................    1,303,000        6,980,000
Stock options outstanding...........................      868,000        1,722,000
Stock options, available for grant..................      347,000          688,000
Warrants to purchase common stock...................      273,000        6,680,000

DEFERRED COMPENSATION


    NetRatings has recorded deferred stock compensation charges of $0, $254,000, $69,000, and $3,949,000 during the period from July 2, 1997 (inception) to December 31, 1997, for the year ended December 31, 1998 and for the nine months ended September 30, 1998 and 1999, respectively, representing the difference between the exercise price of the option and the fair value of common stock as of the date of grant. These amounts are being amortized by charges to operations, using the graded method, over the vesting periods of the individual stock options, which are four years.


OPTIONS ISSUED TO CONSULTANTS


    On June 1, 1999 and August 19, 1999, NetRatings granted options to purchase 135,000 and 100,000 shares of common stock to consultants at an exercise price of $0.50 and $5.30 per share respectively. These options were granted in exchange for consulting services performed and were fully vested upon grant. NetRatings valued these options at their fair value and recorded a charge to operations of $970,000 for the nine months ended September 30, 1999.


PRO FORMA DISCLOSURES OF THE EFFECT OF STOCK-BASED COMPENSATION

    NetRatings has elected to follow APB 25 and related interpretations in accounting for its employee stock options. The alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of NetRatings' employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Pro forma information regarding net income (loss) is required by FAS 123, which also requires that the information be determined as if NetRatings has accounted for its employee stock options under the fair value method of FAS 123. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing valuation model with the following weighted-average assumptions: volatility of 0.80; risk-free interest rates of 4.57% to 5.92% for the year ended December 31, 1998 and the nine months ended September 30, 1999; a dividend yield of 0%; and a weighted-average expected life of the option of four years.

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 5:  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

    The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because NetRatings' employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    Had compensation cost for NetRatings' stock-based compensation plans been determined using the fair value at the grant dates for awards under those plans calculated using the minimum value method of FAS 123, NetRatings' historical net loss applicable to common stockholders and basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                 PERIOD FROM
                                 JULY 2, 1997                    NINE MONTHS
                                (INCEPTION) TO    YEAR ENDED        ENDED
                                 DECEMBER 31,    DECEMBER 31,   SEPTEMBER 30,
                                     1997            1998           1999
                                --------------   ------------   -------------
Pro forma net loss applicable
  to common stockholders......    $(1,781,000)   $(3,885,000)   $(11,752,000)
                                  ===========    ===========    ============
Pro forma net loss per common
  share.......................    $     (2.03)   $     (2.79)   $      (5.72)
                                  ===========    ===========    ============

    The pro forma impact of options on the net loss for the year ended December 31, 1998 and the nine months ended September 30, 1999 is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 6:  NET LOSS PER SHARE OF COMMON STOCK

    The calculation of historical and pro forma basic and diluted net loss per share is as follows:

                                          PERIOD FROM
                                          JULY 2, 1997                        NINE MONTHS ENDED
                                         (INCEPTION) TO    YEAR ENDED           SEPTEMBER 30,
                                          DECEMBER 31,    DECEMBER 31,   ---------------------------
                                              1997            1998           1998           1999
                                         --------------   ------------   ------------   ------------
                                                                         (UNAUDITED)
HISTORICAL:
  Net loss.............................   $ (1,781,000)   $ (3,879,000)  $ (2,358,000)  $(10,670,000)
                                          ============    ============   ============   ============
  Weighted-average shares of common
    stock outstanding..................      3,777,000       3,395,000      3,490,000      3,256,000
  Less: weighted-average shares subject
    to repurchase......................      2,899,000       2,002,000      2,170,000      1,200,000
                                          ------------    ------------   ------------   ------------
  Weighted-average shares of common
    stock outstanding used in computing
    basic and diluted net loss per
    share..............................        878,000       1,393,000      1,320,000      2,056,000
                                          ============    ============   ============   ============
  Basic and diluted net loss per common
    share..............................   $      (2.03)   $      (2.78)  $      (1.79)  $      (5.19)
                                          ============    ============   ============   ============
PRO FORMA:
  Net loss.............................                   $ (3,879,000)  $ (2,358,000)  $(10,670,000)
                                                          ============   ============   ============
  Weighted-average shares used in
    computing basic and diluted net
    loss per common share..............                      1,393,000      1,320,000      2,056,000
  Adjustment to reflect the effect of
    the assumed conversion of preferred
    stock from the date of issuance....                        926,000        950,000      2,570,000
                                                          ------------   ------------   ------------
  Weighted-average shares used in
    computing pro forma basic and
    diluted net loss per common share
    (unaudited)........................                      2,319,000      2,270,000      4,626,000
                                                          ============   ============   ============
  Pro forma basic and diluted net loss
    per common share (unaudited).......                   $      (1.67)  $      (1.04)  $      (2.31)
                                                          ============   ============   ============

    If NetRatings had reported net income, the calculation of historical and pro forma diluted earnings per share would have included approximately an additional 736,000, 848,000 and 2,771,000 common equivalent shares related to outstanding stock options and warrants not included above (determined using the treasury stock method) for the years ended December 31, 1998, and the nine months ended September 30, 1998 and 1999 respectively. In addition, if NetRatings had reported net income the calculation of historical diluted earnings per share would have included approximately an additional 1,800,000, 1,500,000, and 4,252,000 common equivalent shares related to the conversion of preferred shares and convertible notes payable using the if-converted method for the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999.

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)


NOTE 7:  JOINT VENTURE WITH ACNIELSEN


    In September 1999, NetRatings entered into a joint venture with ACNielsen to develop and maintain audience measurement panels and to market NetRatings products and services in key international markets. Through the joint venture, in which NetRatings holds a 19.9% minority interest, NetRatings plans to launch audience measurement services in over 30 countries.

    The joint venture pays NetRatings a fee based on a percentage of the joint venture's sales, subject to a minimum of $7.5 million and maximum of $15 million over five years. Revenue from the joint venture's Internet audience measurement services will be allocated between NetRatings and the joint venture depending on the location of the customer and the location of the panel whose data is used in the service:

    - The joint venture retains 100% of any revenue from services that the joint venture sells to customers outside North America based on data from panels outside North America.

    - NetRatings and the joint venture each retain 50% of any revenues from services that NetRatings sells to customers in North America based on data from panels outside North America or services that the joint venture sells to customers outside North America based on North American panel data.

    - The joint venture retains 35% of any revenue from services that the joint venture sells to customers inside the United States and Canada based on data from panels inside those countries, and NetRatings retains 65% of any revenue from such services.

    - If either NetRatings or the joint venture sells services based on data from a combination of panels located both inside and outside North America, the allocation of revenues is determined by an operating committee consisting of two representatives of each company, with any decisions requiring a unanimous vote of those present, which must include at least one representative of each company.

    NetRatings did not receive any revenue from the joint venture for the nine months ended September 30, 1999.

    To initially capitalize the joint venture, ACNielsen contributed cash and NetRatings granted an exclusive license with respect to its data collection technology for the covered territory subject to specified performance criteria. NetRatings entered into a stockholders agreement with ACNielsen setting forth procedures for funding the ongoing operations of the joint venture. Panel development costs related to the initial roll out of the Nielsen//NetRatings service in over 30 countries covered by the joint venture will be funded in its entirety by ACNielsen. In general, the ongoing capital requirements of the joint venture are the responsibility of both companies in proportion to their relative equity ownership of the joint venture. Under the stockholders agreement, ACNielsen has a right of first refusal to purchase any shares of the joint venture that NetRatings wishes to sell to a third party. In addition, if the joint venture does not effect an initial public offering within five years, NetRatings has the right to require ACNielsen to purchase the NetRatings equity stake at its then current fair market value.

NOTE 8:  RELATED PARTY TRANSACTIONS

    Concurrent with the sale of Series A preferred stock, NetRatings and a related party entered into a technology transfer agreement which assigned and transferred to NetRatings all ownership interest in

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 8:  RELATED PARTY TRANSACTIONS (CONTINUED)

NetRatings' core products and technology. In January 1998, in consideration of these technology assignments and transfers, NetRatings paid to the related party $100,000 in cash.

    In April 1999, NetRatings entered into a barter transaction under which an annual subscription to a NetRatings service valued at $50,000 was exchanged for web site design services provided by a company, one of whose officers is a member of the NetRatings board of directors. The subscription was valued at its fair value using NetRatings normal pricing and terms.

    As described in Note 5, in August 1999, Nielsen Media Research converted its notes payable into shares of Series C preferred stock and purchased $6 million of Series C preferred stock. NetRatings also entered into an operating agreement covering its relationship with Nielsen Media Research. Under the terms of the operating agreement, NetRatings pays Nielsen Media Research a commission for selling services to certain customers. These commissions total $334,000 for the nine months ended September 30, 1999 and are included in sales and marketing expenses in the accompanying statements of operations. NetRatings is also charged by Nielsen Media Research for costs of maintaining the panel at the rates. Nielsen Media Research charges its own internal divisions. These costs total $3,883,000 for the nine months ended September 30, 1999 and are included in cost of revenue in the accompanying statements of operations.

NOTE 9:  COMMITMENTS AND CONTINGENCIES

LEASES

    As of September 30, 1999, minimum payments under all noncancelable lease agreements were as follows:

                                                          CAPITAL    OPERATING
                                                           LEASES     LEASES
                                                          --------   ---------
October to December 31, 1999............................  $ 35,000   $ 64,000
Year ending December 31, 2000...........................   208,000    131,000
Year ending December 31, 2001...........................   159,000         --
Year ending December 31, 2002...........................    65,000         --
                                                          --------   --------
Total minimum lease payments............................   467,000   $195,000
                                                                     ========
    Less amount representing interest...................  (101,000)
                                                          --------
Present value of minimum lease payments.................   366,000
    Less current portion................................  (162,000)
                                                          --------
Long-term capital lease obligations.....................  $204,000
                                                          ========

    NetRatings leases its facility under an operating lease agreement which expires in September 2000.

    Rent expense was $32,000 for the period from July 2, 1997 (inception) to December 31, 1997, $103,000 for the year ended December 31, 1998 and was $72,000 and $142,000 for the nine months ended September 30, 1998 and 1999.

    In June 1999, NetRatings entered into a loan and security agreement under which the lender committed to equipment financing up to a principal amount of $700,000 at an interest rate of 8% per

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 9:  COMMITMENTS AND CONTINGENCIES (CONTINUED)

annum. This facility expires on April 30, 2000. As of September 30, 1999, no borrowings were outstanding under this facility. In conjunction with the availability of this equipment financing commitment, NetRatings issued warrants to purchase 26,000 shares of common stock at an exercise price of $2.12 per share. The warrant has a term of nine years. At the date of grant, the fair value ascribed to the warrants was approximately $132,000, based on a Black-Scholes valuation model and was recorded as deferred financing costs and is being amortized over the term of the facility.

BANK LINE OF CREDIT


    In September 1999, NetRatings secured a $1,000,000 bank line of credit expiring in one year with interest at the prime rate. The line of credit also has an additional $350,000 available to NetRatings to fund fixed asset purchases. Draws on the fixed asset facility are due over a 36 month period with interest at the prime rate. The line of credit requires that NetRatings maintain compliance with certain restrictive financial covenants. No borrowings have been made under this agreement.



PENDING LITIGATION



    On November 4, 1999, PaineWebber Incorporated filed a lawsuit against NetRatings in the Supreme Court of the State of New York for the County of New York. The suit involves an agreement entered into in May 1999 in which NetRatings engaged PaineWebber to act as a financial advisor with respect to a potential strategic transaction. The specific transaction for which PaineWebber was engaged was not consummated. However, the lawsuit alleges that NetRatings breached the obligations under the agreement by failing to pay PaineWebber a fee based upon the subsequent sale of equity securities to Nielsen Media Research and by failing to retain PaineWebber as a managing underwriter for the initial public offering. The complaint seeks damages in the aggregate amount of not less than $1.9 million and reimbursement for PaineWebber's attorneys' fees relating to the dispute. Management believes, based on consultation with counsel, that NetRatings has substantial defenses to PaineWebber's claims, and NetRatings intends to defend the lawsuit vigorously. NetRatings expects to incur substantial legal fees and expenses in connection with the litigation. The litigation is in the preliminary stage, and management is unable to predict its final outcome. However, management currently believes that the resolution of this matter will not have a material adverse impact on NetRatings' financial position, results of operations or cash flows. Depending on the amount and timing, an unfavorable resolution could materially affect NetRatings' future results of opeations or cash flows in a particular period.


NOTE 10:  EMPLOYEE BENEFIT PLAN

    NetRatings has a 401(k) plan which stipulates that all full-time employees can elect to contribute to the 401(k) plan, subject to certain limitations, up to 15% of salary on a pretax basis. NetRatings has the option to provide matching contributions but has not done so to date.

NOTE 11:  INCOME TAXES

    No income tax expense was recorded for the period from July 2, 1997 (inception) to December 31, 1997, the year ended December 31, 1998, or the nine months ended September 30, 1999 due to net operating losses.

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 11:  INCOME TAXES (CONTINUED)

    The difference between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before taxes is explained below:

                                          PERIOD FROM
                                          JULY 2, 1997                    NINE MONTHS
                                         (INCEPTION) TO    YEAR ENDED        ENDED
                                          DECEMBER 31,    DECEMBER 31,   SEPTEMBER 30,
                                              1997            1998           1999
                                         --------------   ------------   -------------
Income tax benefit at federal statutory
  rate.................................     $(606,000)    $(1,326,000)    $(3,628,000)
Unutilized net operating losses........       606,000       1,326,000       3,628,000
                                            ---------     -----------     -----------
Total..................................     $      --     $        --     $        --
                                            =========     ===========     ===========

    Significant components of NetRatings' deferred tax assets are as follows:

                                                     AS OF
                                                  DECEMBER 31,            AS OF
                                             ----------------------   SEPTEMBER 30,
                                               1997        1998           1999
                                             --------   -----------   -------------
Deferred tax assets:
  Net operating loss carryforwards.........  $ 8,000    $ 1,500,000    $ 4,700,000
  Tax credit carryforwards.................       --        100,000        170,000
  Other....................................       --         40,000        860,000
                                             -------    -----------    -----------
Total deferred tax assets..................    8,000      1,640,000      5,730,000

Valuation allowance........................   (8,000)    (1,640,000)    (5,730,000)
                                             -------    -----------    -----------
Net deferred tax assets....................  $    --    $        --    $        --
                                             =======    ===========    ===========

    FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes NetRatings' historical operating performance and the reported cumulative net losses in all prior years, NetRatings has provided a full valuation allowance against its net deferred tax assets. NetRatings will continue to evaluate the realizability of the deferred tax assets on a quarterly basis.

    The net valuation allowance increased by $8,000 during the period July 2, 1997 (inception) to December 31, 1997, by $1,632,000 during the year ended December 31, 1998, and by $4,090,000 for the nine months ended September 30, 1999.

    As of September 30, 1999, NetRatings had net operating loss carryforwards for federal and state income tax purposes of approximately $11.9 million. NetRatings also had federal and state research and development tax credit carryforwards of approximately $100,000 and $80,000 as of September 30, 1999. The federal and state net operating loss and tax credit carryforwards will expire at various dates beginning in 2005, if not utilized.

    Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss and tax credit carryforwards before utilization.

                                NETRATINGS, INC.

      (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE MONTHS ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

NOTE 12:  INVESTMENT IN NETRATINGS, K.K.

    In June 1999, NetRatings granted a five year license for the use of its proprietary software to NetRatings, K.K., in exchange for a 32% ownership interest in NetRatings, K.K. The joint venture was formed to adapt, market, service and sell interactive media and market research data in Japan. After the initial five year period, the license is automatically renewed on a yearly basis for no additional consideration. As NetRatings contributed technology to this joint venture, it did not record any cost for this investment. NetRatings is entitled to appoint one member to the six-member board of directors of NetRatings, K.K.


NOTE 13:  SUBSEQUENT EVENTS (UNAUDITED)


1999 EMPLOYEE STOCK PURCHASE PLAN

    On October 26, 1999, NetRatings' Board of Directors adopted, subject to stockholder approval, the 1999 Employee Stock Purchase Plan to be effective upon the completion of NetRatings' initial public offering of its common stock. NetRatings has reserved a total of 250,000 shares of common stock for issuance under the plan. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or the date of purchase.


1998 STOCK PLAN



    On November 9, 1999, an additional 1,000,000 shares were reserved for issuance under the 1998 Stock Plan

                               [NETRATINGS LOGO]

                                4,000,000 SHARES

                               [NETRATINGS LOGO]

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS
                                           , 1999

                             ---------------------

                                LEHMAN BROTHERS
                         BANC OF AMERICA SECURITIES LLC
                               CIBC WORLD MARKETS

                             C.E. UNTERBERG, TOWBIN


                            FIDELITY CAPITAL MARKETS


             A DIVISION OF NATIONAL FINANCIAL SERVICES CORPORATION

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Securities and Exchange Commission registration fee.........  $   19,182
NASD filing fee.............................................       7,400
Nasdaq National Market application fee......................      95,000
Blue sky qualification fees and expenses....................       5,000
Printing and engraving expenses.............................     150,000
Legal fees and expenses.....................................     425,000
Accounting fees and expenses................................     275,000
Transfer agent and registrar fees...........................      10,000
Miscellaneous expenses......................................      13,418
                                                              ----------
    Total...................................................  $1,000,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements
(Exhibit 10.1) with its directors and officers which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

    The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    (a) Since July 2, 1997, NetRatings has issued and sold the following unregistered securities:

        1. From inception through September 30, 1999, NetRatings issued options to purchase an aggregate of 2,324,000 shares of common stock under its 1998 Stock Plan, of which 555,080 have been exercised.

        2. In December 1998, NetRatings sold 1,900,000 shares of its Series A preferred stock to Hitachi, Ltd. at a purchase price of $0.18 per share, for an aggregate purchase price of $350,001, and issued to Hitachi a warrant to purchase an additional 450,000 shares of Common Stock at an exercise price of $0.01 per share. This warrant was exercised in full in September 1999.

        3. In July 1999 NetRatings, sold 1,477,151 shares of its Series B Preferred Stock to the following investors at a purchase price of $0.63 per share, for an aggregate purchase price of $935,037, and issued to these investors warrants to purchase an additional 706,950 shares of Series B Preferred Stock at an exercise price of $0.63 per share:




Simon Chen                             Yen-Whei Chow
John Dunning                           Liang-fu Fan
Robert Hooven                          Wilbur Hooven
Kinetech, Inc.                         Stephen Klein
Susan Kurze                            Charles L. ("Tim") Meadows
David A. Norman                        Janice and Daniel Norman
Peters Trust                           Swiss Family Klein Ltd.
David Toth                             Wilmot Living Trust
                                       David Norman, Jr.



        4. In August 1999, NetRatings sold an aggregate of 6,413,751 shares of its Series C Preferred Stock to Nielsen Media Research and Trans Cosmos U.S.A. Inc. at purchase price of $3.11 per share, for an aggregate purchase price of $20,000,000, and issued to Nielsen Media Research a warrant to purchase 553,054 shares of Common Stock at an exercise price of $7.20 per share and a warrant to purchase 6,000,000 shares of Common Stock at an exercise price of $12.00 per share or 60% of the public offering price in the Company's initial public offering, whichever is lower.


        5. In September 1999, NetRatings sold an aggregate of 4,887,050 shares of its Series D Preferred Stock to Nielsen Media Research and Trans Cosmos U.S.A. Inc. at a purchase price of $3.14 per share, for an aggregate purchase price of $15,342,893.

    There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

    For additional information concerning these equity investment transactions, see the section entitled "Related Party Transactions" in the prospectus.

    The issuances described in Items 15(a)(2) through 15(a)(5) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about NetRatings or had access, through employment or other relationships, to such information. The issuances described in Item 15(a)(1) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS.


 1.1                        Form of Underwriting Agreement

 3.1*                       Fourth Restated Certificate of Incorporation of Registrant

 3.2                        Form of Amended and Restated Certificate of Incorporation of
                            Registrant to be filed prior to the effectiveness of this
                            registration statement

 3.3                        Form of Amended and Restated Certificate of Incorporation of
                            Registrant to be filed after the closing of the offering


                     3.4*              Bylaws of Registrant

                                       Second Restated Rights
                     4.1*              Agreement

                                       Second Restated
                     4.2*              Stockholders Agreement

                     4.3               Specimen stock certificate

                                       Agreement between
                                       Registrant and Nielsen
                                       Media Research, dated as of
                     4.4               November 9, 1999

                                       Opinion of Gray Cary Ware &
                     5.1               Freidenrich LLP

                                       Form of Indemnification
                                       Agreement between
                                       Registrant and its
                    10.1*              directors and officers

                                       1998 Stock Plan, including
                    10.2*              form of option agreement

                                       1999 Employee Stock
                    10.3               Purchase Plan

                                       Form of Loan Agreement and
                                       Promissory Note between
                                       Registrant and certain
                    10.4*              directors and officers

                                       Form of Series B Preferred
                    10.5*              Stock Warrant

                                       Series B Preferred Stock
                                       Purchase Agreement dated as
                    10.6*              of November 15, 1998

                                       Series C Preferred Stock
                                       Purchase Agreement dated as
                    10.7*              of August 5, 1999

                                       Series D Preferred Stock
                                       Purchase Agreement dated as
                    10.8*              of September 22, 1999

                                       Operating Agreement between
                                       Registrant and Nielsen
                                       Media Research dated as of
                    10.9*              August 15, 1999

                                       Common Stock Purchase
                                       Warrant issued to Nielsen
                                       Media Research, expiring
                    10.10*             December 31, 2001

                                       Common Stock Purchase
                                       Warrant issued to Nielsen
                                       Media Research, expiring
                    10.11*             December 31, 2004

                                       Common Stock Purchase
                                       Agreement between
                                       Registrant and ACNielsen
                                       eRatings.com, dated as of
                    10.12*             September 22, 1999

                                       Rights Agreement among
                                       Registrant, ACNielsen
                                       Corporation and ACNielsen
                                       eRatings.com, dated as of
                    10.13*             September 22, 1999

                                       Stockholders Agreement
                                       among Registrant, ACNielsen
                                       Corporation and ACNielsen
                                       eRatings.com, dated as of
                    10.14*             September 22, 1999

                                       Operating Agreement between
                                       Registrant and ACNielsen
                                       eRatings.com, dated as of
                    10.15*             September 22, 1999

                                       Software License Agreement
                                       between Registrant and
                                       Nielsen Media Research,
                    10.16*             dated as of August 15, 1999

                                       Panel Maintenance Agreement
                                       between Registrant and
                                       Nielsen Media Research,
                    10.17*             dated as of August 15, 1999

                                       Software License Agreement
                                       between Registrant and
                                       ACNielsen eRatings.com,
                                       dated as of September 22,
                    10.18*             1999

                                       Support Services Agreement
                                       between Registrant and
                                       AboveNet Communications,
                                       dated as of February 26,
                    10.19*             1999

                                       Letter agreement between
                                       Registrant and ACNielsen,
                                       dated as of September 22,
                    10.20              1999

                                       Consent of Ernst & Young
                    23.1               LLP, Independent Auditors


                                       Consent of Gray Cary Ware &
                                       Freidenrich LLP (included
                    23.2               in Exhibit 5.1)

                                       Power of Attorney (included
                    24.1*              on signature page)

                    27.1*              Financial Data Schedule


------------------------





*   Previously filed.


    (B)  FINANCIAL STATEMENT SCHEDULES.

    All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Clara, State of California, on November 15, 1999


                                                       NETRATINGS INC.

                                                       By:              /s/ DAVID J. TOTH
                                                            -----------------------------------------
                                                                          David J. Toth
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                   SIGNATURE                                  TITLE                      DATE
                   ---------                                  -----                      ----

               /s/ DAVID J. TOTH*                 President and Chief Executive
    ---------------------------------------         Officer (Principal Executive  November 15, 1999
                 David J. Toth                      Officer)

              /s/ DAVID A. NORMAN*                Chairman of the Board
    ---------------------------------------                                       November 15, 1999
                David A. Norman

                                                  Vice President, Chief
               /s/ JACK R. LAZAR                    Financial Officer and
    ---------------------------------------         Secretary (Principal          November 15, 1999
                 Jack R. Lazar                      Financial and Accounting
                                                    Officer)

               /s/ JACK SERFASS*                  Director
    ---------------------------------------                                       November 15, 1999
                  Jack Serfass

           /s/ JAMES J. GEDDES, JR.*              Director
    ---------------------------------------                                       November 15, 1999
              James J. Geddes, Jr.

             /s/ DAVID H. HARKNESS*               Director
    ---------------------------------------                                       November 15, 1999
               David H. Harkness

            /s/ MICHAEL P. CONNORS*               Director
    ---------------------------------------                                       November 15, 1999
               Michael P. Connors


*By:                /s/ JACK R. LAZAR
             -------------------------------
                      Jack R. Lazar

                                 EXHIBIT INDEX


 1.1      Form of Underwriting Agreement

 3.1*     Fourth Restated Certificate of Incorporation of Registrant

 3.2      Form of Amended and Restated Certificate of Incorporation of
          Registrant to be filed prior to the effectiveness of this registration statement

 3.3      Form of Amended and Restated Certificate of Incorporation of
          Registrant to be filed after the closing of the offering

 3.4*     Bylaws of Registrant

 4.1*     Second Restated Rights Agreement

 4.2*     Second Restated Stockholders Agreement

 4.3      Specimen stock certificate

 4.4 Agreement between Registrant and Nielsen Media Research, dated as of November 9, 1999

 5.1      Opinion of Gray Cary Ware & Freidenrich LLP

10.1* Form of Indemnification Agreement between Registrant and its directors and officers

10.2*     1998 Stock Plan, including form of option agreement

10.3      1999 Employee Stock Purchase Plan

10.4*     Form of Loan Agreement and Promissory Note between
          Registrant and certain directors and officers

10.5*     Form of Series B Preferred Stock Warrant

10.6*     Series B Preferred Stock Purchase Agreement dated as of
          November 15, 1998

10.7*     Series C Preferred Stock Purchase Agreement dated as of
          August 5, 1999

10.8*     Series D Preferred Stock Purchase Agreement dated as of
          September 22, 1999

10.9*     Operating Agreement between Registrant and Nielsen Media
          Research dated as of August 15, 1999

10.10*    Common Stock Purchase Warrant issued to Nielsen Media
          Research, expiring December 31, 2001

10.11*    Common Stock Purchase Warrant issued to Nielsen Media
          Research, expiring December 31, 2004

10.12*    Common Stock Purchase Agreement between Registrant and
          ACNielsen eRatings.com, dated as of September 22, 1999

10.13*    Rights Agreement among Registrant, ACNielsen Corporation and
          ACNielsen eRatings.com, dated as of September 22, 1999

10.14*    Stockholders Agreement among Registrant, ACNielsen
          Corporation and ACNielsen eRatings.com, dated as of September 22, 1999

10.15* Operating Agreement between Registrant and ACNielsen eRatings.com, dated as of September 22, 1999

10.16*    Software License Agreement between Registrant and Nielsen
          Media Research, dated as of August 15, 1999

10.17*    Panel Maintenance Agreement between Registrant and Nielsen
          Media Research, dated as of August 15, 1999

10.18* Software License Agreement between Registrant and ACNielsen eRatings.com, dated as of September 22, 1999

10.19*    Support Services Agreement between Registrant and AboveNet
          Communications, dated as of February 26, 1999

10.20 Letter agreement between Registrant and ACNielsen, dated as of September 22, 1999

23.1      Consent of Ernst & Young LLP, Independent Auditors

23.2      Consent of Gray Cary Ware & Freidenrich LLP (included in
          Exhibit 5.1)

24.1*     Power of Attorney (included on signature page)

27.1*     Financial Data Schedule


------------------------





*   Previously filed.